Exhibit 3

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, accountant or other financial adviser who, if you are taking advice in the United Kingdom, is authorised under the Financial Services and Markets Act 2000.

A copy of this document, which comprises listing particulars relating to HBM, prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of the Financial Services and Markets Act 2000.

Application has been made to the UK Listing Authority for the whole of the ordinary share capital of HBM, to be issued pursuant to the Scheme, to be admitted to the Official List of the UK Listing Authority. Application has also been made to the London Stock Exchange for admission to trading of the HBM Shares on the London Stock Exchange’s market for listed securities. It is expected that Admission will become effective, and that dealings in HBM Shares will commence on the London Stock Exchange, at 8.00 a.m. on October 15, 2003.

HANSON BUILDING MATERIALS PLC
(to be re-named Hanson PLC)

(Incorporated and registered in England and Wales under the Companies Act 1985 with registration number 4626078)

INTRODUCTION TO THE OFFICIAL LIST OF
UP TO 750,000,000 ORDINARY SHARES

SPONSORED BY HOARE GOVETT LIMITED

This document has been prepared for the purposes of complying with English law and the Listing Rules, and the information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England. The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to sell or issue, nor the solicitation of an offer to buy or subscribe to, shares in any jurisdiction in which such offer or solicitation is unlawful. Securities may not be offered or sold in the United States unless they are registered under the US Securities Act or are exempt from such registration requirements. Any securities issued pursuant to the Scheme will not be registered under the US Securities Act but will be issued in reliance on the exemption provided by section 3(a)(l0) thereof, and may not be re-offered, sold, transferred, re-sold, delivered or distributed, directly or indirectly, in or into or from the United States, except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and otherwise in compliance with the securities laws of the United States.

Hoare Govett Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Hanson and HBM and no-one else in connection with the Proposals and the Listing, and it will not be responsible to anyone other than Hanson and HBM for providing the protections afforded to clients of Hoare Govett Limited, nor for providing advice in relation to the Proposals or the Listing or any other matters referred to herein.

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Some of the information included in this document constitutes, or may be deemed to constitute, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (United States). Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results and developments to differ materially from future results and developments expressed or implied by such forward-looking statements, including those set out in Part VI, paragraph 12 ‘Litigation’ of this document. Neither Hanson nor HBM undertakes any obligation to update or revise publicly such forward-looking statements. All written, oral and electronic forward-looking statements made on or after the date hereof and attributable to Hanson or HBM or persons acting on behalf of Hanson or HBM are expressly qualified in their entirety by this cautionary statement.

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EXPECTED TIMETABLE OF PRINCIPAL EVENTS

HBM Shares will be issued to Hanson Shareholders in connection with the Scheme. Completion of the Scheme is subject to the satisfaction of a number of conditions, including the approval of the Scheme by Hanson Shareholders at the Scheme Court Meeting and at the Extraordinary General Meeting. These meetings have been convened for 12.00 noon and 12.15 p.m. on September 19, 2003, respectively. The following is the expected timetable of principal events connected with the Scheme.

2003

Latest time for lodging Forms of Proxy for Scheme Court Meeting and EGM[1]	12.15 p.m. on September 17

Voting Record Time for Scheme Court Meeting and EGM[2]	6.00 p.m. on September 17

Scheme Court Meeting	12.00 noon on September 19

EGM[3]	12.15 p.m. on September 19

Scheme Court Hearing (Scheme Hearing Date)	October 13

Last day of dealings in Hanson Shares on the London Stock Exchange[4]	October 14

Scheme Record Time[4]	4.30 p.m. on October 14

Scheme Effective Date (and on which date the names of HBM and Hanson are switched)[5]	after 4.30 p.m. on October 14

Hanson Shares are de-listed from the London Stock Exchange[5]	7.59 a.m. on October 15

Admission occurs and dealings in HBM Shares commence on the London Stock Exchange[5]	8.00 a.m. on October 15

Crediting of HBM Shares to CREST accounts[5,6]	October 15

Reduction Court Hearing[5]	October 20

HBM Reduction of Capital becomes effective[7]	October 21

Despatch of certificates for HBM Shares[6,7]	By October 28

1
It is requested that BLUE Forms of Proxy be lodged by the date and time specified above, although BLUE Forms of Proxy not so lodged may be handed to the Chairman at the meeting immediately prior to the start of the Scheme Court Meeting and will still be valid. WHITE Forms of Proxy, to be valid, must be lodged at least 48 hours before the time appointed for the EGM.

2	If either the Scheme Court Meeting or the EGM is adjourned, the Voting Record Time for the adjourned meeting will be 48 hours before the start of that adjourned meeting.
3	To commence at the time shown or immediately following the adjournment or conclusion of the Scheme Court Meeting, if later.
4	These times and dates are indicative only and will depend, amongst other things, on the date on which the Court sanctions the Scheme.
5	These times and dates are indicative only and will depend, amongst other things, on the date on which the Scheme becomes effective.
6
Pending the despatch of certificates for HBM Shares, transfers of HBM Shares in certificated form will be certified against HBM’s share register. Temporary documents of title have not been and will not be issued in respect of HBM Shares.

7	These times and dates are indicative only and will depend, amongst other things, on the date on which the Court sanctions the HBM Reduction of Capital.

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DIRECTORS, COMPANY SECRETARY, ADVISERS AND REGISTERED OFFICE

Executive Directors Alan James Murray – Chief Executive Jonathan Clive Nicholls – Finance Director Graham Dransfield – Legal Director	Non-executive Directors
Christopher Douglas Collins – Chairman
Simon Lindley Keswick* – Senior independent non-executive Director
The Rt Hon. Lord Baker of Dorking C.H.*
W Frank Blount*
The Baroness Noakes DBE*
*Independent directors

all of 1 Grosvenor Place, London SW1X 7JH, the registered office of HBM

Company secretary Paul Derek Tunnacliffe

Sponsor, financial adviser and stockbroker Hoare Govett Limited 250 Bishopsgate London EC2M 4AA

English lawyers Jones Day Gouldens 10 Old Bailey London EC4M 7NG	US lawyers Weil, Gotshal & Manges LLP One South Place London EC2M 2WG	Australian lawyers Mallesons Stephen Jaques 6th Floor, Alder Castle 10 Noble Street London EC2V 7JX

Auditors and reporting accountants Ernst & Young LLP Becket House 1 Lambeth Palace Road London SE1 7EU	Principal bankers Barclays Bank PLC PO Box 544 54 Lombard Street London EC3V 9EX

UK Registrars Lloyds TSB Registrars Shareholder Services The Causeway Worthing West Sussex BN99 6DA	US Depositary Citibank N.A. 111 Wall Street 20th Floor New York NY 10005	Australian Depositary CHESS Depositary Nominees Pty Limited c/o ASX Perpetual Registrars Limited Level 8 580 George Street Sydney, NSW 2000

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PART I – INFORMATION ON HANSON AND HBM

1.	Introduction

On July 31, 2003 Hanson announced proposals to implement a technical change to its corporate structure in order to enhance the Existing Group’s distributable reserves. These proposals will be implemented by way of a scheme of arrangement under section 425 of the Act, and will involve the introduction of Hanson Building Materials PLC (and referred to in this document as “HBM”) as the new holding company of Hanson. HBM will ultimately, as part of the Proposals, become the owner of all the shares in Hanson, and HBM will issue new shares to Hanson Shareholders in place of their existing shares in Hanson. As part of the Proposals, Hanson will be renamed “Hanson Building Materials Limited”, HBM will change its name to “Hanson PLC” and a reduction of capital will then be effected in HBM in order to create distributable reserves.

2.	Reasons for the Scheme and the HBM Reduction of Capital

Background

Prior to 1996, Hanson consisted of a number of diversified businesses involved in chemicals, tobacco, electricity, coal and heavy building materials. Following the demergers in 1996 and 1997 of its chemicals, tobacco, electricity and coal businesses (referred to in this document as the “Demergers”), Hanson became a business focused on heavy building materials.

Capital Structure

The share capital structure of Hanson has not changed materially since the Demergers, leaving Hanson with a significant amount of non-distributable share capital and share premium relative to its present market value, and only a comparatively small distributable reserve, being the reserve out of which future dividends are paid. This structure could restrict Hanson’s future ability to pay dividends. Upon the Scheme and the HBM Reduction of Capital becoming effective, this situation will be remedied because, subject to any undertakings the Court may require for the protection of creditors, approximately £2,137,000,000 of distributable reserves will be created in new “Hanson PLC” (assuming that no further Shares in Hanson are issued on or after August 10, 2003 (being the latest practicable date prior to the publication of this document) and that the nominal value of an HBM Share remains at £3.00) which will be available for the declaration of future dividends and for general corporate purposes, including the purchase of its own shares.

The Scheme and the HBM Reduction of Capital themselves will not change Hanson’s current dividend policy nor its policy towards maintaining its credit rating, which will be adopted by the new HBM Board, and there is no present intention for HBM (following the implementation of the Scheme and the HBM Reduction of Capital) to purchase any of its own shares.

3.	Principal features of the Scheme

If implemented, the Scheme will result in all Hanson Scheme Shares being cancelled and new Hanson Shares being issued to HBM, in return for which HBM will issue HBM Shares to Hanson Shareholders.

Under the Scheme, Holders of Hanson Scheme Shares on the register of members of Hanson at the Scheme Record Time will receive:

for each Hanson Scheme Share                              one HBM Share

The Scheme is subject to the satisfaction of a number of conditions, including the approval by Hanson Shareholders, recorded on the register of members of Hanson at the Voting Record Time, of the resolutions to be proposed at the Scheme Court Meeting and the EGM, the sanction of the Court, the agreement of the UK Listing Authority to admit the HBM Shares to the Official List and the agreement of the London Stock Exchange to admit the HBM Shares to trading.

The Scheme will not become effective unless all the conditions of the Scheme have been satisfied or, if permitted, waived. If the Scheme has not become effective by December 31, 2003, or such later date as Hanson and HBM may agree and the Court may approve, it will lapse, in which event Hanson Shareholders will continue to hold Hanson Shares and Hanson Shares will continue to be listed on the Official List.

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HBM Shares will have the same rights as those attaching to existing Hanson Shares. The HBM Shares to be issued pursuant to the Scheme will rank pari passu in all respects with any HBM Shares in issue at the Scheme Record Time and shall rank in full for all dividends or distributions made, paid or declared after the Scheme Record Time on the ordinary share capital of HBM. The rights attaching to the HBM Shares are summarised in paragraph 4.2 of Part VII of this document.

It is expected that immediately following, and conditional upon, the Scheme becoming effective and Admission occurring, the HBM Reduction of Capital will be implemented. This is a Court approved reduction of capital under section 135 of the Act, under which the nominal value of each issued and unissued share in the capital of HBM will be reduced from £3.00 (or such lower nominal amount per share as the Directors shall determine prior to the Scheme Court Hearing) to 10 pence, thereby creating a new distributable reserve of approximately £2,137,000,000 in HBM (assuming that no further shares in Hanson are issued on or after August 10, 2003 (being the latest practicable date prior to the publication of this document) and that the nominal value of an HBM Share remains at £3.00).

The HBM Reduction of Capital will not become effective unless all the conditions of the HBM Reduction of Capital have been satisfied or, if permitted, waived. If the Scheme becomes effective but the HBM Reduction of Capital has not become effective by December 31, 2003, or such later date as the Court may approve, Holders of HBM Shares will continue to hold HBM Shares with a nominal value of £3.00 each (or such lower nominal amount per share as the Directors shall determine prior to the Scheme Court Hearing).

Further details of the Scheme and the HBM Reduction of Capital are set out in Part V of this document.

HBM has authority, conditional upon the HBM Reduction of Capital becoming effective, to repurchase approximately 10 per cent. of its issued share capital by means of on-market repurchases in the period up to its annual general meeting in 2004. HBM has no present intention to repurchase shares in the market.

The HBM Board believes that the Scheme and the HBM Reduction of Capital will have no impact on the commercial strategy of Hanson.

4.	Information on Hanson

Hanson is a public limited company which was incorporated on November 8, 1950 in England and Wales. It is a leading building materials company with operations principally in the United States, the United Kingdom, continental Europe, Australia and Asia Pacific. The registered office and principal place of business of Hanson are located at 1 Grosvenor Place, London SW1X 7JH. The ordinary shares of Hanson are listed on the Official List and are admitted to trading on the London Stock Exchange.

Hanson ADSs are listed on the NYSE and Hanson CDIs are listed on the ASX. The ADSs are evidenced by ADRs issued by the ADS Depositary. Hanson Building Materials America, Inc., whose office is at 1333 Campus Parkway, Monmouth Shores Corporate Park, Neptune, New Jersey 07752, USA, is Hanson’s agent in the United States in respect of ADSs. Hanson Australia Pty Limited, whose office is at Level 6, 35 Clarence Street, Sydney, NSW 2000, Australia, is Hanson’s agent in Australia in respect of CDIs.

5.	Hanson’s business

Hanson is one of the world’s leading building materials companies, with significant interests in aggregates, ready-mixed concrete, clay bricks, concrete pipes and other concrete products in various jurisdictions throughout the world. For the year ended December 31, 2002, Hanson’s turnover (including joint ventures and associates) was £4,000.5 million and operating profit (including joint ventures and associates) was £345.7 million. For the six months ended June 30, 2003, Hanson’s turnover (including joint ventures and associates) was £1,915.0 million and operating profit (including joint ventures and associates) was £155.4 million.

Strategy

Hanson has pursued a strategy to become a focused heavy building materials company. Hanson has divested a number of non-core businesses and pursued a programme of greater capital investment and selective acquisitions to strengthen, develop and broaden the geographical spread of its aggregates, ready-mixed and other concrete products and clay brick activities. The fundamental aspects of Hanson’s strategy, which are reviewed annually by the board of directors of Hanson, will remain unchanged once the Scheme becomes effective. Hanson will continue to focus on its core products of aggregates, ready-mixed and other concrete products, and bricks; invest further capital to reduce operating costs and increase efficiency; make disciplined bolt-on acquisitions in markets with good demographics and market structure; enhance its long-term mineral reserves; and improve or dispose of under-performing assets.

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Hanson’s long-term strategy is to continue to grow its well-established positions in North America and the United Kingdom, while developing a larger presence in other international markets with strong long-term growth prospects. In pursuance of this strategy, during the financial year 2000, Hanson acquired Pioneer, an Australian based international heavy building materials company with operations in 17 countries, for approximately £1,543.0 million.

Trading Operations

As part of Hanson’s objective to simplify its corporate structure and to make the Existing Group more responsive to market conditions, the trading operations of Hanson were re-organised in June 2003 into four identifiable trading regions:

North America

Prior to June 2003, Hanson’s North American operations were organised into five groups operating across the United States, as well as in Mexico and the Canadian provinces of Ontario and Quebec. As part of the simplification of the North American structure, the North American operations have been re-organised into two new operating groups, Hanson Aggregates North America and Hanson Building Products North America, with a head office in Neptune, New Jersey.

(a)	Hanson Aggregates North America

Hanson Aggregates North America, headquartered in Dallas, Texas, operates in nineteen States and produces a mixture of aggregates, asphalt and ready-mixed concrete. Included within Hanson Aggregates North America are an aggregates joint venture in Mexico and the Permanente cement plant in northern California. Continuing turnover (“turnover”) for Hanson Aggregates North America (including joint ventures and associates) for the six months ended June 30, 2003 was £404.0 million and continuing trading profit before exceptional items (“trading profit”) was £20.5 million.

(b)	Hanson Building Products North America

Hanson Building Products North America, headquartered in Dallas, Texas, is divided into two sub-groups, Pipe & Products and Brick & Tile. Pipe & Products produces concrete pipes, related drainage products and pre-cast concrete products for the US and Canadian markets and has over 90 production facilities throughout the United States and Canada. Brick & Tile, with its headquarters in Charlotte, North Carolina, produces clay bricks for the US and Canadian markets from its major manufacturing plants in Canada, Texas, and the Carolinas as well as having a number of roof tile plants in Florida, California and Arizona. Turnover for Hanson Building Products North America (including joint ventures and associates) for the six months ended June 30, 2003 was £303.0 million and trading profit was £51.6 million.

United Kingdom

Prior to June 2003, Hanson Building Materials Europe (“HBME”) was the European trading arm of the Existing Group and was divided into two groups, European Aggregates and UK Building Products. As a result of the simplification of the European structure, HBME has ceased to exist from June 30, 2003. Under the new structure, Hanson is divided into two groups in the United Kingdom, Hanson Aggregates UK and Hanson Buildings Products UK. These two divisions constitute a significant part of what was HBME, with the remaining part consisting of the marine and continental European aggregate operations now forming a sub-group of the newly formed Continental Europe & Asia region.

(a)	Hanson Aggregates UK

Hanson Aggregates UK produces aggregates, ready-mixed concrete and asphalt in the United Kingdom. In addition, Hanson Aggregates UK is a partner in a number of joint venture companies in the United Kingdom, the most significant of which is Midland Quarry Products Limited, owned jointly with a member of the Tarmac group of companies. Turnover for Hanson Aggregates UK (including joint ventures and associates) for the six months ended June 30, 2003 was £419.0 million and trading profit was £37.7 million.

(b)	Hanson Building Products UK

Hanson Building Products UK is the former UK Building Products division of HBME. Hanson Building Products UK supplies bricks, concrete pipes, manholes, blocks, flooring and precast and packed products throughout the United Kingdom. Turnover for Hanson Building Products UK (including joint ventures and associates) for the six months ended June 30, 2003 was £165.2 million and trading profit was £22.1 million.

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Hanson Australia

Hanson Australia is a major supplier of construction materials to the Australian market, focusing on ready-mixed concrete and aggregates. Hanson Australia (trading as Pioneer and Hymix) has national coverage in Australia with a presence in metropolitan and major regional centres.

There was no change to the corporate structure of Hanson Australia as a result of the re-organisation of the Existing Group which took place in June 2003.

Hanson Australia’s other major interests include (i) its 25 per cent. share in Cement Australia Holdings Pty Limited, jointly owned with Rinker Group Limited and Holcim Limited, which operates cement plants in New South Wales, Tasmania and Queensland, and (ii) a joint venture company, Pioneer Road Services Pty Limited, jointly owned with Shell Australia Limited, which operates as an asphalt and contracting business, with its main activities in Australia.

Turnover for Hanson Australia (including joint ventures and associates) for the six months ended June 30, 2003 was £239.2 million and trading profit was £18.2 million.

Continental Europe & Asia

Hanson Continental Europe & Marine (“HCEM”) and Hanson Asia Pacific make up Hanson’s operations in the rest of the world.

HCEM is the former continental European trading division of HBME with various aggregates, ready-mixed concrete and asphalt operations in Spain, the Czech Republic, the Netherlands, Belgium, France, Germany and Israel. Included within HCEM are Hanson’s European marine dredging operations which, through a wholly-owned subsidiary and United Marine Holdings Limited, a joint venture with a member of the Tarmac group of companies, supply sea-dredged aggregates to the United Kingdom, Belgium, the Netherlands and France. Turnover for HCEM (including joint ventures and associates) for the six months ended June 30, 2003 was £176.7 million and trading profit was £16.6 million.

Prior to June 2003, Hanson Asia Pacific was known as Hanson Pacific. There was no change to the corporate structure of Hanson Pacific as a result of the reorganisation process of the Existing Group which took place in June 2003.

Hanson Asia Pacific operates various aggregates quarries, ready-mixed concrete plants and asphalt plants in the South East Pacific region, principally in Malaysia, Hong Kong, Singapore and Thailand. Turnover for Hanson Asia Pacific (including joint ventures and associates) for the six months ended June 30, 2003 was £111.3 million and trading loss was £0.7 million.

Financial information contained in this Part I has been extracted without material adjustment from the financial information set out in Parts III and IV of this document. You should read the whole of this document and not just rely on the summarised information in this Part I.

6.	Summary financial information

Financial information in relation to HBM and Hanson, comprising financial information extracted from the statutory accounts of Hanson for the three years ended December 31, 2002 and the unaudited interim accounts for Hanson for the six months ended June 30, 2003, is set out in Parts II, III and IV of this document.

7.	Current trading and prospects

Hanson’s unaudited interim results for the six months ended June 30, 2003, which were issued on July 31, 2003, are set out in Part IV of this document and contained the following statements in relation to the current trading and prospects of the Existing Group:

“The changes in the group’s management structure should make it more responsive to market conditions and assist in driving further cost out of the business. In addition, expansion of the group’s corporate development resources, combined with a stronger balance sheet and continuing cash flow generation, is adding to the potential for additional bolt-on acquisition activity. Together, with higher levels of capital expenditure, such transactions should provide a source of growth in the future.

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Because of significantly adverse weather patterns, the US construction season has been slower to get going this year. In particular, first quarter aggregates volumes were severely impacted as compared with the prior year. However, the second quarter saw a gradual improvement and this has continued into July. On the basis of these more recent trends, Hanson currently anticipates that the first half US aggregates volume decline of 6% can be reduced by the year end. In UK aggregates, demand is also currently firmer than that experienced in the first half, while Australia and the UK and US building products operations should continue to perform well.

Based on current rates, the impact of exchange is expected to be less than in the first half. Assuming normal weather patterns and no significant change in $/£ exchange rates, Hanson’s second half performance is therefore expected to be more resilient.”

The HBM Directors reiterate the above statements contained in Hanson’s interim results for the six months ended June 30, 2003 and believe that the prospects of HBM following the Scheme becoming effective will be the same as those of Hanson at present.

8.	Financial reporting and dividend policy

The financial reporting policy followed by Hanson in the past is expected to continue in respect of HBM. HBM has adopted a year end of December 31 and, assuming that the Scheme becomes effective on the Scheme Effective Date, the first consolidated report and accounts for HBM Group will relate to the period from January 1, 2003 to December 31, 2003.

Since its incorporation on December 31, 2002, HBM has not traded in any form whatsoever and, in particular, has not had and does not have any liabilities and has not declared or paid any dividends on any of its shares. In the future, HBM intends to follow the same dividend policy as Hanson, one that takes into account the long term development of HBM Group, consistent with the maintenance of an adequate level of dividend cover and an efficient balance sheet.

The HBM Directors intend that HBM should continue to follow Hanson’s policy of paying interim dividends in September and final dividends in May of each year. They do not expect the amount of dividend per share of HBM to be materially different to that of Hanson as a consequence of the Scheme or the HBM Reduction of Capital.

9.	HBM Directors

The following, each of 1 Grosvenor Place, London SW1X 7JH, comprise the HBM Board. Each HBM Director occupies the same position, as set out in the table below, as he or she did as a director of Hanson. All of the HBM Directors were appointed as such on July 30, 2003 (except Mr Dransfield and Mr Murray who were appointed on June 16, 2003) and are currently also directors of Hanson:

Name	Position	Age

Christopher Collins	Chairman and non-executive Director	63
Alan Murray	Chief Executive	50
Graham Dransfield	Legal Director	52
Jonathan Nicholls	Finance Director	45
Simon Keswick	Senior independent non-executive Director	61
The Rt. Hon. Lord Baker of Dorking CH	Independent non-executive Director	68
W. Frank Blount	Independent non-executive Director	65
The Baroness Noakes DBE	Independent non-executive Director	54

Alan Murray, Chief Executive

Joined Hanson in 1988. In 1989 he moved to a division of Hanson Quarry Products Europe Limited where he held several senior financial roles until 1993 when he became finance director of Hanson Brick Limited. He was appointed assistant finance director of Hanson in 1995 and finance director in 1997. He became chief executive of Hanson Building Materials America in June 1998 and chief executive of Hanson in April 2002. He is also on the board of the National Stone, Sand and Gravel Association in the United States of America.

Graham Dransfield, Legal Director

Joined Hanson as a solicitor in 1982 from Slaughter and May where he qualified in 1976. He became company secretary in 1986 and, after serving as senior solicitor from 1987, was appointed to the board of Hanson in 1992.

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Jonathan Nicholls, Finance Director

Joined Hanson in 1996 as group treasurer after being at Abbey National since 1985 where he held the positions of deputy treasurer of Abbey National plc and deputy chief executive of Abbey National Treasury Services plc. He was appointed finance director of Hanson in June 1998.

Christopher Collins, non-executive Chairman

Joined Hanson in 1989 and was appointed to the board of Hanson in 1991 as director responsible for corporate development. He was appointed Vice-Chairman in 1995 and Chairman in 1998. He is chairman of Hanson’s nominations committee and a member of the audit committee. He is also currently the non-executive chairman of Forth Ports plc and is a non-executive director of Old Mutual plc, The Go-Ahead Group plc and Alfred McAlpine plc.

Simon Keswick, Senior independent non-executive Director

Non-executive director of Hanson since 1991 and senior independent Director. He is a member of Hanson’s nominations and audit committees. He is currently also a director of Jardine Matheson Holdings Limited, Matheson & Co Limited, Jardine Lloyd Thompson Group plc and Jardine Motors Group plc. He is the chairman of Dairy Farm International, Hongkong Land, Mandarin Oriental and The Fleming Mercantile Investment Trust plc.

The Rt Hon. Lord Baker of Dorking CH, independent non-executive Director

Non-executive director of Hanson since 1992. He is chairman of Hanson’s remuneration committee and a member of the nominations committee. He was Secretary of State for the Environment 1985-86; Secretary of State for Education and Science 1986-89; chairman of the Conservative Party 1989-90; and Home Secretary 1990-1992. He is also currently the chairman of Business Serve plc and Monstermob Limited and a non-executive director of Millennium Chemicals Inc., Stanley Leisure plc and Teather & Greenwood Limited as well as being Honorary director of the Museum of British History and president of the Royal London Society for the Blind.

W Frank Blount, independent non-executive Director

Non-executive director of Hanson since 2000 and previously a non-executive director of Pioneer. He is also a member of Hanson’s remuneration committee. He is currently also chairman and chief executive of JI Ventures, Inc. and a non-executive director of Caterpillar, Inc., Entergy Corporation, Adtran, Inc. and Alcatel, Inc. He served as chief executive and a director of Telstra Corporation Limited from 1992-99, and as chief executive officer and chairman of Cypress Communications, Inc. from 2000-2002. He was group president of AT&T Corp. from 1988-91.

The Baroness Noakes DBE, independent non-executive Director

Non-executive director of Hanson since 2001 and chairman of Hanson’s audit committee. She is also a member of Hanson’s remuneration committee. Formerly a partner of accountants KPMG, she is currently a non-executive director of Carpetright plc and John Laing plc and is also a trustee of the Reuters Founders Share Company. She is also a member of the Council of the Institute of Business Ethics. She was formerly director of finance and corporate information on the NHS Management Executive and was the senior non-executive director of the Court of the Bank of England. She has also been a member of both the Panel on Takeovers and Mergers and the Private Finance Panel. She is a Fellow of the Institute of Chartered Accountants in England and Wales and was president of that institute in 1999-2000, and she is also a director of the English National Opera.

For further information on the HBM Directors, including the companies of which each of the HBM Directors has been a director at any time in the past five years, see paragraph 5 (‘HBM Directors’ shareholdings and other interests’) of Part VII of this document.

10.	Corporate governance

The HBM Board intends to establish, subject to and with effect from Admission, an audit committee, a remuneration committee and a nominations committee.

It is anticipated that the audit committee will comprise three non-executive HBM Directors. It will meet at least three times a year, with the external auditors in attendance. The finance director will attend by invitation. The committee’s terms of reference will comply with the Combined Code. Its duties will include the review of the objectivity and independence of the auditors, HBM’s accounting policies, financial and other reporting procedures, HBM’s statement on internal control prior to endorsement by the HBM Board and the pre-approval of audit fees (including remuneration received by the auditors for non-audit work).

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It is anticipated that the remuneration committee will comprise three non-executive HBM Directors. The role of the remuneration committee will be to consider and make recommendations on the framework of executive remuneration (the “policy”) for approval by the HBM Board. In accordance with the approved policy, the remuneration committee will consider, recommend as appropriate and approve the conditions of service of the executive HBM Directors, including the duration of any service agreements, and the emoluments and other benefits payable under such agreements, including pension entitlements and participation in incentive arrangements. It will also oversee the HBM Share Schemes, the Hanson Share Schemes and the Hanson Incentive Plan.

It is anticipated that the nominations committee will comprise three non-executive HBM Directors. The committee’s terms of reference will provide for it to make recommendations to the HBM Board on the appointment of all directors. The HBM Directors, and any new directors appointed by the HBM Board prior to the annual general meeting to be held in 2004, must submit themselves for election by HBM Shareholders at that annual general meeting. Thereafter, all continuing HBM Directors will be subject to re-election every three years. Re-appointment of the non-executive HBM Directors is not automatic and is subject to consideration by the nominations committee, prior to approval by the HBM Board for recommendation to the Shareholders.

The Combined Code holds that the board of directors of a UK publicly listed company should include a balance of executive and non-executive directors, with non-executive directors comprising at least one-third of the board. The Combined Code further holds that a majority of non- executive directors should be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgment. The Combined Code further provides that remuneration committees of UK public companies should consist exclusively of non-executive directors who are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgment.

The HBM Board intends to comply with the requirements of the Combined Code and will monitor developments in order to maintain compliance with best practice in corporate governance standards.

11.	HBM Share Schemes

HBM has, by resolution of the HBM Board, adopted the HBM Share Schemes. These schemes do not require Shareholder approval because they contain the same provisions as those of the existing Hanson Share Schemes and Hanson Incentive Plan, save for modifications that would not require Shareholder consent if made to the Hanson Share Schemes and Hanson Incentive Plan (not being to the advantage of participants) and certain other minor modifications of a non-material nature.

The principal features of the HBM Share Schemes, which have been approved by the HBM Directors (and, in the case of the HBM Sharesave Scheme, submitted to the Inland Revenue, which has indicated that the scheme is consistent with its approval requirements), are summarised in paragraph 8 of Part VII of this document and copies of the rules of the HBM Share Schemes are available for inspection, as described in paragraph 17 of Part VII of this document.

It is the HBM Directors’ intention to ensure that participants in the Hanson Share Schemes and Hanson Incentive Plan have the opportunity, upon the Scheme becoming effective, to exchange their existing options over Hanson Shares and conditional awards of Hanson Shares for replacement options over, and replacement awards for, an equivalent number of HBM Shares.

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PART II – ACCOUNTANTS’ REPORT ON HBM

The following is the full text of a report on HBM from Ernst & Young LLP, the reporting accountants to the Directors and Hoare Govett.

The Directors
Hanson Building Materials PLC
1 Grosvenor Place
London SW1X 7JH

The Directors
Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA

August 18, 2003

Dear Sirs

1.	INTRODUCTION

We report on the financial information set out below. This financial information has been prepared for inclusion in the Listing Particulars of HBM, dated August 18, 2003.

HBM was incorporated as Broadcast Sales Limited on December 31, 2002 and changed its name to Hanson Building Materials PLC pursuant to a special resolution passed on June 16, 2003. As at June 30, 2003, HBM had not traded nor prepared any financial statements for presentation to members.

Basis of preparation

The financial information set out below is based on the audited non-statutory financial statements of HBM for the period ended June 30, 2003, to which no adjustments were considered necessary. The audited non-statutory financial statements of HBM for the period ended June 30, 2003 were prepared for the purposes of the Listing Particulars.

Responsibility

Such financial statements are the responsibility of the Directors, who approved their issue. The Directors are responsible for the contents of the Listing Particulars in which this report is included. It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

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Opinion

In our opinion, the financial information gives, for the purposes of the Listing Particulars dated August 18, 2003, a true and fair view of the state of affairs of HBM as at June 30, 2003.

2.	BALANCE SHEET AT JUNE 30, 2003

	Note	£
FIXED ASSETS
Investment in subsidiary		1

CURRENT ASSETS
Cash		2
Called up share capital not paid		49,999

NET CURRENT ASSETS		50,001

NET ASSETS		50,002

CAPITAL AND RESERVES
Called up share capital	3(ii)
3 ordinary shares of £1.00		3
49,999 redeemable preference shares of £1.00		49,999

Shareholders’ funds		50,002

Split between:

Equity shareholders’ funds		3
Non-equity shareholders’ funds		49,999

Shareholders’ funds		50,002

3.	NOTES TO THE FINANCIAL INFORMATION

(i)	Accounting policies

Basis of preparation

The balance sheet has been prepared under the historical cost convention and in accordance with applicable UK accounting standards.

(ii)	Share capital

At June 30, 2003:

	Authorised	Allotted, called up and fully paid
	2003 £	2003 £

Ordinary shares of £1.00 each	1,000	3
Redeemable Preference Shares of £1.00 each	49,999	49,999

On incorporation on December 31, 2002 as a limited company, one ordinary share of £1.00 in the capital of HBM was allotted and issued to the subscriber nil paid (and was fully paid in cash on its subsequent transfer). On June 16, 2003, the authorised share capital of HBM was increased to £50,999 and 49,999 of the authorised but unissued ordinary shares of £1.00 each in the capital of HBM were redesignated into redeemable preference shares of £1.00 each, and were allotted, fully paid. In addition, a further two ordinary shares of £1.00 each were allotted and issued for cash, fully paid up.

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(iii)	Subsequent events

On July 30, 2003, the authorised share capital of HBM was increased to £3,000,049,999, divided into 3,000,000,000 ordinary shares of £1.00 each and 49,999 redeemable preference shares of £1.00 each. On July 30, 2003, HBM consolidated its issued and unissued ordinary share capital, converting 3,000,000,000 ordinary shares of £1.00 each into 1,000,000,000 ordinary shares of £3.00 each.

Yours faithfully

Ernst & Young LLP

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PART III – FINANCIAL INFORMATION ON HANSON

Financial information on Hanson in respect of three financial years ended December 31, 2002

The financial information contained in this Part III does not constitute Hanson’s statutory accounts within the meaning of section 240 of the Act.

The financial information contained in this Part III for the three years ended December 31, 2002 has been extracted without material adjustment from the audited consolidated financial statements of Hanson for those years.

The consolidated profit and loss account for the year ended December 31, 2000 and the consolidated balance sheet as at that date have been restated in order to comply with FRS 19 “Deferred tax”, which was first adopted for the year ended December 31, 2001. In addition, the consolidated balance sheets as at December 31, 2001 and December 31, 2002 have been restated, where amounts recoverable from insurers in respect of environmental liabilities are now separately disclosed within debtors. Previously, the provisions for environmental liabilities were stated net of such amounts recoverable from insurers. Also, the presentation of the December 31, 2000 and December 31, 2001 information provided in this document reflects the consequences of discontinuing certain operations in 2001 and 2002.

Hanson’s auditors, Ernst & Young LLP, made reports under section 235 of the Act on the financial statements for each of the three years ended December 31, 2002, December 31, 2001 and December 31, 2000 (each of which received an unqualified audit opinion and did not contain a statement under section 237(2) or (3) of the Act), and the financial statements have been delivered to the Registrar of Companies in England and Wales.

All references to “group” throughout this Part III refer to the Existing Group (and not to HBM Group), and all references to “director(s)” refers to director(s) of Hanson as at December 31, 2002.

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CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year Ended December 31
	Notes	2002 £m		2001 £m		2000 £m
						Restated	(1)
Turnover
Turnover – group and share of joint ventures and associates		4,000.5		4,179.4		3,417.0
Less share of joint ventures’ turnover		(268.3)		(271.8)		(173.8)
Less share of associates’ turnover		(83.3)		(83.9)		(107.1)

		3,648.9		3,823.7		3,136.1

Continuing operations		3,548.3		3,638.5		2,831.8
Acquisitions		70.1		–		–
Discontinued		30.5		185.2		304.3

Group turnover	1	3,648.9		3,823.7		3,136.1

Costs and overheads
– (exceptional 2002 £(87.6m), 2001 £(191.3m), 2000 £(22.7m))	2	(3,347.5)		(3,592.3)		(2,775.4)

Group operating profit		301.4		231.4		360.7
Share of operating profit of joint ventures		31.3		27.7		20.4
Share of operating profit of associates		13.0		13.1		13.5

Operating profit including joint ventures and associates		345.7		272.2		394.6

– Continuing operations (exceptional charge 2002 £(87.6m), 2001 £(191.3m), 2000 £(22.7m))		333.6		265.0		369.9
– Acquisitions		9.0		–		–

		342.6		265.0		369.9
– Discontinued operations		3.1		7.2		24.7

Operating profit including joint ventures and associates	1	345.7		272.2		394.6
Exceptional items
Discontinued operations
Profit on disposal and termination of operations		9.0		116.2		6.9
Profit/(loss) on disposal of fixed assets		2.0		(0.5)		4.4

	4	11.0		115.7		11.3
Net interest (payable) and similar charges
Net interest payable	5	(78.5)		(106.5)		(91.9)
Unwinding of discount (net)	5	(4.5)		(6.0)		(6.8)

Profit on ordinary activities before taxation	1	273.7		275.4		307.2
Taxation
Charge for year (exceptional credit 2002 £5.2m, 2001 £9.3m, 2000 £11.9m)		(86.3)		(96.6)		(88.4)
Release relating to prior years		–		100.0		–
Receipt from demerged undertakings for group relief		–		–		17.6

	6	(86.3)		3.4		(70.8)

Profit on ordinary activities after taxation(1)		187.4		278.8		236.4
Dividends
– Paid		(33.5)		(32.6)		(31.7)
– Proposed		(80.0)		(70.3)		(68.7)

Transfer to reserves		73.9		175.9		136.0

Earnings per ordinary share of £2	7
– Basic		25.4	p	37.9	p	33.4	p
– Basic pre-goodwill amortisation		33.8	p	46.0	p	39.4	p
– Diluted		25.4	p	37.8	p	33.3	p
– Diluted pre-goodwill amortisation		33.7	p	45.9	p	39.3	p

(1)	The December 2000 amounts have been restated for FRS 19 “Deferred tax”, the accounting standard on deferred taxation.

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CONSOLIDATED BALANCE SHEETS

		December 31
	Notes	2002 £m	2001 £m		2000 £m
		Restated (1)	Restated	(1)(2)
Fixed assets
Intangible	8	939.7	1,102.1		1,110.1
Tangible	9	2,615.2	2,863.4		3,069.6
Investment in joint ventures:	10
– Share of gross assets		206.8	307.9		285.2
– Share of gross liabilities		(75.3)	(100.3)		(117.8)

		131.5	207.6		167.4
Loans to joint ventures and other investments	10	20.3	15.2		58.8
Investment in associates	10	44.3	45.7		80.9

		3,751.0	4,234.0		4,486.8
Current assets
Stocks	11	324.6	379.3		365.9
Debtors	12	1,049.6	1,082.1		1,066.7
Investments	10	101.8	373.6		411.9
Cash at bank		1,370.9	778.4		917.2

		2,846.9	2,613.4		2,761.7
Prepayments and accrued income
Amounts due from insurers for Koppers liabilities (see below)	16	199.5	205.8		166.9

		3,046.4	2,819.2		2,928.6
Creditors – due within one year	13
Debenture loans		1,010.8	581.2		950.4
Bank loans and overdrafts		570.2	401.2		563.8
Trade creditors		320.0	329.5		360.1
Other creditors		324.9	382.5		442.1
Dividends		80.0	70.3		68.7

		2,305.9	1,764.7		2,385.1

Net current assets		740.5	1,054.5		543.5

Total assets less current liabilities		4,491.5	5,288.5		5,030.3

Creditors – due after one year	14
Debenture loans		968.7	1,569.2		1,583.5
Bank loans		3.6	30.1		50.6

		972.3	1,599.3		1,634.1
Provisions for liabilities and charges
Koppers liabilities transferred to insurers (see above)	16	199.5	205.8		166.9
Provisions for other liabilities	15	659.5	762.6		808.7

		859.0	968.4		975.6
Capital and reserves
Called up share capital	17	1,473.9	1,471.8		1,470.3
Share premium account		1,493.1	1,492.6		1,492.2
Other reserves		216.3	216.3		216.3
Profit and loss account		(523.1)	(459.9)		(758.2)

Equity shareholders’ funds		2,660.2	2,720.8		2,420.6

		4,491.5	5,288.5		5,030.3

(1)
Consistent with FRS 12 “Provisions, contingent liabilities and contingent assets”, amounts recoverable from insurers in respect of environmental liabilities are now separately disclosed within debtors. Previously, the provisions for environmental liabilities were stated net of such amounts recoverable from insurers.

(2)	The December 2000 amounts have been restated for FRS 19 “Deferred tax”, the accounting standard on deferred taxation.

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STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Year Ended December 31
	2002 £m	2001 £m	2000 £m
			Restated	(1)
Profit on ordinary activities for the year excluding share of profits of joint ventures and associates	154.9	251.0	235.9
Share of joint ventures’ profits for the year	23.5	18.3	4.5
Share of associates’ profits (losses) for the year	9.0	9.5	(4.0)

Profit for the year attributable to members of the parent company	187.4	278.8	236.4
Currency translation differences on foreign net equity	(137.1)	8.3	30.5

Total recognised gains and losses for the period	50.3	287.1	266.9
Prior year adjustment on adoption of FRS 19 “Deferred tax”	–	3.3	–

Total gains and losses recognised since the last annual report	50.3	290.4	266.9

Reconciliation of movement in shareholders’ funds

	Year Ended December 31
	2002 £m	2001 £m	2000 £m
			Restated (1)

Opening shareholders’ funds	2,720.8	2,420.6	1,868.5
Profit on ordinary activities after taxation	187.4	278.8	236.4
Dividends
– Paid	(33.5)	(32.6)	(31.7)
– Proposed	(80.0)	(70.3)	(68.7)

	2,794.7	2,596.5	2,004.5
Issue of ordinary share capital	2.6	1.9	382.8
Goodwill on disposals previously written off to reserves	–	25.3	2.8
Goodwill impaired previously written off to reserves	–	88.8	–
Currency translation differences on foreign net equity	(137.1)	8.3	30.5

Closing shareholders’ funds	2,660.2	2,720.8	2,420.6

(1)	The December 2000 amounts have been restated for FRS 19 “Deferred tax”, the accounting standard on deferred taxation.

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CONSOLIDATED CASH FLOW STATEMENTS

		Year Ended December 31
	Notes	2002 £m	2001 £m	2000 £m

Net cash inflow from operating activities	24	585.9	625.5	507.6

Dividends received from associates		8.3	7.6	14.6

Dividends received from joint ventures		26.9	19.5	10.0

Returns on investments and servicing of finance
Interest received		38.8	67.1	67.7
Interest paid		(125.3)	(173.8)	(156.5)
Interest element of finance lease rental payments		(0.4)	(0.6)	(0.8)

Net cash (outflow) from returns on investments and servicing of finance		(86.9)	(107.3)	(89.6)

Taxation		(19.7)	(73.0)	(60.3)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(143.2)	(161.4)	(176.0)
Purchase and acquisition of fixed asset investments		(30.6)	(18.4)	(2.8)
Purchase of current asset investments		(0.2)	–	–
Sale of tangible fixed assets		32.5	49.2	18.4
Sale of fixed asset investments		2.1	–	23.4

Net cash (outflow) from capital expenditure and financial investment		(139.4)	(130.6)	(137.0)

Acquisitions and disposals
Cash in acquired and disposed subsidiary undertakings		6.6	7.1	20.6
Demerger costs		–	(3.1)	(0.2)
Acquisition of subsidiary undertakings	25	(152.7)	(57.8)	(1,420.8)
Disposal of subsidiary undertakings	25	41.9	224.0	30.2

Net cash (outflow)/inflow from acquisitions and disposals		(104.2)	170.2	(1,370.2)

Dividends paid		(103.8)	(101.3)	(91.7)

Management of liquid resources
Decrease in current asset investments		347.0	51.5	71.8
Cash (added to)/withdrawn from deposits		(674.3)	163.1	562.8

		(327.3)	214.6	634.6

Net cash (outflow)/inflow before financing		(160.2)	625.2	(582.0)

Financing
Issue of ordinary share capital		2.6	1.9	1.7
(Repayments of)/proceeds from short-term loans		227.8	(179.7)	440.1
Proceeds of debenture loans		–	1.3	506.6
Repayment of bank loans		–	(3.6)	–
Repayments of debenture loans		(3.1)	(57.1)	(175.9)
Capital element of finance lease rental payments		(1.3)	(5.7)	(6.6)

Net cash inflow/(outflow) from financing		226.0	(242.9)	765.9

Net cash inflow for the year after financing		65.8	382.3	183.9

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ACCOUNTING POLICIES

Accounting convention

The financial statements have been prepared in accordance with applicable UK accounting standards, using the historical cost convention.

New accounting standards

FRS 17 “Retirement Benefits” requires the assets of a defined benefit pension scheme to be measured at their market value and the liabilities to be measured using a specified actuarial valuation method and discounted using a corporate bond rate. Any pension scheme surplus or deficit arising is required to be recognised immediately on the group balance sheet. Any resulting actuarial gains and losses must be recognised immediately in the group statement of total recognised gains and losses. Adoption of the standard in full is not currently required, however transitional disclosures have been complied with in note 21.

Basis of consolidation

The accounting reference date of Hanson is 31 December. The consolidated financial statements incorporate the financial statements of Hanson and its subsidiary undertakings (subsidiaries) together with the group’s share of the results of associated undertakings (associates) and joint- ventures using the equity and gross equity methods respectively.

Acquisitions and disposals

The results of companies and businesses acquired during the year are dealt with in the consolidated accounts from the date of acquisition. Upon the acquisition of a business the fair values that reflect their condition at the date of acquisition are attributed to the identifiable assets and liabilities acquired. Adjustments are also made to bring the accounting policies of businesses acquired into alignment with those of the group. Where the consideration paid for a business exceeds the fair value of the net assets, the difference is treated as goodwill. Since the adoption of FRS 10 “Goodwill and intangible assets” on January 1, 1998, goodwill has been carried on the balance sheet and is amortised over the estimated economic life to a maximum of 20 years. Goodwill written off to reserves prior to January 1, 1998 has not been reinstated. On disposal of a business the profit or loss on disposal is determined after incorporating the attributable amount of any purchased goodwill, including any previously written off direct to reserves.

Turnover

Turnover represents the net amounts charged or chargeable in respect of services rendered and goods supplied. Value added tax and other sales taxes are excluded from revenue.

Assets held under leases

Assets held under finance leases are included within fixed assets at the capitalised value of the future minimum lease payments and are depreciated over the shorter of their lease period and their useful life. The capital element of the future payments is treated as a liability and the interest element is charged to the profit and loss account so as to reflect a constant annual rate of interest on the remaining balance of the outstanding obligation. Rentals paid on operating leases are charged to the profit and loss account on a straight line basis over the shorter of the lease period and the useful life of the leased asset.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more tax in the future, or a right to pay less tax in the future have occurred.

Deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint-ventures is recognised only to the extent that, at the balance sheet date, dividends have been accrued as receivable. Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted. Deferred tax is measured on an undiscounted basis at the average tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

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Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, and an appropriate proportion of production and other overheads.

Tangible fixed assets

Tangible fixed assets are shown at cost less depreciation and depletion. The cost of a tangible fixed asset comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Costs to develop new commercial aggregate deposits and for major development programmes at existing sites are capitalised and amortised over the life of the quarry.

No depreciation is provided on freehold land except for mineral reserves which are depleted on the basis of tonnage extracted. Depreciation of other fixed assets is calculated to write off their cost over their expected useful lives allowing for estimated residual value. The majority of fixed assets are written off on a straight line basis over the following periods:

Plant and equipment	2-30 years

Land, building and natural resources	up to 50 years

Asset impairment

Intangible and tangible assets are reviewed for potential impairment where there is some indication that impairment may have occurred, to ensure that assets are not carried at above their recoverable amounts. An impairment loss is recognised where the carrying amount is not covered by the discounted cash flows resulting from continued use of the assets, or from their disposal.

Research and development

Expenditure on development and improvement of new and existing products is written off in the year in which it is incurred.

Pensions and other post retirement benefits

The cost of providing pension and other post retirement benefits is charged to the consolidated profit and loss account over employee service lives. Variances arising from actuarial valuations are charged or credited to profit over the estimated remaining service lives of the employees, to the extent that any resulting credit does not exceed the regular cost.

Provisions

Provisions for long term obligations except deferred taxation are discounted at a rate of 2.5 per cent. on current prices, except where more appropriate discounting rates have been used having regard to information provided by actuaries or other independent advisers.

Derivatives and financial instruments

Financial instruments, in particular, forward currency contracts and currency swaps, are used to manage the financial risks arising from the business activities of the group and the financing of those activities. There is no trading activity in financial instruments. Financial instruments are accounted for as follows:

•
forward exchange contracts are used as balance sheet hedging instruments to hedge foreign currency investments and borrowings. The difference between the spot and forward rate for these contracts is recognised as part of the net interest payable over the period of the contract. The spot rate of such contracts is revalued to the rate of exchange at the balance sheet date and any aggregate unrealised gains or losses arising on revaluation are included in other debtors/other creditors. Both realised and unrealised gains and losses on these contracts are taken to reserves in the same way as those for the foreign investments and borrowings to which the contracts relate.

•
interest rate swaps are used to hedge the group’s exposure to movements in interest rates. The interest payable or receivable on such swaps is accrued in the same way as interest arising on deposits or borrowings. Interest rate swaps are not revalued to fair value prior to maturity.

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•
cross currency interest rate swaps (currency swaps) are used to hedge foreign currency assets and borrowings. The future currency exchange within such contracts is revalued to the rate of exchange at the balance sheet date and any unrealised gain or loss is matched with that on the underlying asset or liability in reserves. The interest coupon on such swaps is accrued in the same way as that on borrowings and deposits.

•
interest rate options are occasionally used to hedge the group’s exposure to movements in interest rates. Option premiums paid/(received) are recognised in the group balance sheet as prepayments and amortised over the life of the contract.

•
currency options are occasionally used as balance sheet hedging instruments to hedge foreign currency investments and borrowings. Option premiums paid/received are recognised at their historic cost in the group balance sheet as prepayments and amortised over the life of the option.

The aggregate fair values at the balance sheet date of the hedging instruments described above are disclosed in note 16 to the accounts.

Foreign currencies

Average rates of exchange ruling during the year have been used to translate the profit and loss accounts of overseas subsidiaries and associates.

The balance sheets of overseas subsidiaries and associates are translated at rates ruling at the balance sheet date. Differences on translation arising from changes in the sterling value of overseas net assets, related foreign currency loans, foreign exchange contracts and currency swaps at the beginning of the accounting year, or at the date of any later capital currency conversions, together with the differences between profit and loss accounts translated at average rates and at balance sheet rates, are shown as a movement on reserves and in the statement of recognised gains and losses. Other exchange rate differences are dealt with in the profit and loss account for the year.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Segmental Analysis

Turnover, including joint ventures and associates

	Year Ended December 31
	2002 £m	2001 £m	2000 £m
By Business Segment
Hanson Building Materials America
Aggregates	1,154.7	1,285.3	953.2
Pipe and Products	436.1	418.3	336.4
Brick and Tile	233.4	241.2	197.8

	1,824.2	1,944.8	1,487.4
Hanson Building Materials Europe
European Aggregates	1,184.2	1,128.1	900.5
Building Products	267.6	243.2	217.8

	1,451.8	1,371.3	1,118.3
Hanson Australia	442.3	379.7	286.3
Hanson Pacific	235.4	267.7	191.5

Trading operations	3,953.7	3,963.5	3,083.5
Discontinued operations – disposals(a)	46.8	215.9	333.5

	4,000.5	4,179.4	3,417.0

By Geographical Region
North America	1,824.2	1,944.8	1,487.4
Europe	1,451.8	1,371.3	1,118.3
Australia	442.3	379.7	286.3
Asia	235.4	267.7	191.5

	3,953.7	3,963.5	3,083.5
Discontinued operations – disposals(a)	46.8	215.9	333.5

	4,000.5	4,179.4	3,417.0

Group turnover before joint ventures and associates

	Year Ended December 31, 2002			Year Ended December 31, 2001			Year Ended December 31, 2000
	Gross turnover £m	Joint- ventures and associates £m	Group turnover £m	Gross turnover £m	Joint- ventures and associates £m	Group turnover £m	Gross turnover £m	Joint- ventures and associates £m	Group turnover £m
Hanson Building Materials America
Aggregates	1,154.7	59.2	1,095.5	1,285.3	58.0	1,227.3	953.2	35.8	917.4
Pipe and Products	436.1	1.0	435.1	418.3	1.1	417.2	336.4	0.8	335.6
Brick and Tile	233.4	–	233.4	241.2	–	241.2	197.8	–	197.8

	1,824.2	60.2	1,764.0	1,944.8	59.1	1,885.7	1,487.4	36.6	1,450.8
Hanson Building Materials Europe
European Aggregates	1,184.2	111.4	1,072.8	1,128.1	105.9	1,022.2	900.5	80.5	820.0
Building Products	267.6	–	267.6	243.2	–	243.2	217.8	–	217.8

	1,451.8	111.4	1,340.4	1,371.3	105.9	1,265.4	1,118.3	80.5	1,037.8
Hanson Australia	442.3	147.1	295.2	379.7	130.3	249.4	286.3	100.5	185.8
Hanson Pacific	235.4	16.6	218.8	267.7	29.7	238.0	191.5	34.1	157.4
Discontinued	46.8	16.3	30.5	215.9	30.7	185.2	333.5	29.2	304.3

	4,000.5	351.6	3,648.9	4,179.4	355.7	3,823.7	3,417.0	280.9	3,136.1

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	Year Ended December 31
	2002 £m	2001 £m	2000 £m
Analysis of group’s share of joint ventures and geographical location
Hanson Building Materials America
Aggregates	59.2	57.2	23.9
Pipe and Products	1.0	–	–
Brick and Tile	–	–	–

	60.2	57.2	23.9
Hanson Building Materials Europe
European Aggregates	28.4	26.6	14.6
Building Products	–	–	–

	28.4	26.6	14.6
Hanson Australia	147.1	130.3	100.5
Hanson Pacific	16.6	29.7	31.3
Discontinued	16.0	28.0	3.5

	268.3	271.8	173.8

	Year Ended December 31
	2002 £m	2001 £m	2000 £m
Analysis of group’s share of associates and geographical location
Hanson Building Materials America
Aggregates	–	0.8	11.9
Pipe and Products	–	1.1	0.8
Brick and Tile	–	–	–

	–	1.9	12.7
Hanson Building Materials Europe
European Aggregates	83.0	79.3	65.9
Building Products	–	–	–

	83.0	79.3	65.9
Hanson Australia	–	–	–
Hanson Pacific	–	–	2.8
Discontinued	0.3	2.7	25.7

	83.3	83.9	107.1

The analysis of turnover shows the geographical segments from which products are supplied. This also represents the analysis of turnover by geographical destination.

The contribution from acquisitions during the year is shown in the consolidated profit and loss account.

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Profit on ordinary activities, including joint ventures and associates(b)

	Year Ended December 31
By Business Segment	2002 £m	2001 £m	2000 £m
Hanson Building Materials America
Aggregates	135.7	175.6	153.8
Pipe and Products	92.5	97.2	73.8
Brick and Tile	33.9	32.6	29.8

	262.1	305.4	257.4
Hanson Building Materials Europe
European Aggregates	109.1	101.5	84.2
Building Products	36.3	30.9	34.8

	145.4	132.4	119.0
Hanson Australia	24.7	4.6	16.5
Hanson Pacific	4.4	10.8	8.7

Trading operations	436.6	453.2	401.6
Discontinued operations – disposals(a)	3.1	7.2	24.7
Property and other income	11.6	20.6	9.1
Central expenses	(18.0)	(17.5)	(18.1)
Operating exceptional items
– Goodwill impaired previously written off to reserves	–	(88.8)	–
– Other exceptional items	(87.6)	(102.5)	(22.7)

Operating profit	345.7	272.2	394.6

	Year Ended December 31
By geographical region (including joint ventures and associates)	2002 £m	2001 £m	2000 £m
North America	262.6	305.0	262.7
Europe	136.5	135.9	104.7
Australia	26.7	4.6	16.5
Asia	4.4	10.8	8.7
Discontinued operations – disposals(a)	3.1	7.2	24.7
Operating exceptional items	(87.6)	(191.3)	(22.7)

	345.7	272.2	394.6

	Year ended December 31, 2002			Year ended December 31, 2001			Year ended December 31, 2000
Trading profit before goodwill amortisation and exceptional items	Gross £m	Goodwill amorti- sation £m	Net £m	Gross £m	Goodwill amortis- ation £m	Net £m	Gross £m	Goodwill amortis- ation £m	Net £m
Hanson Building Materials America
Aggregates	150.9	(15.2)	135.7	190.9	(15.3)	175.6	165.0	(11.2)	153.8
Pipe and Products	100.8	(8.3)	92.5	103.5	(6.3)	97.2	77.8	(4.0)	73.8
Brick and Tile	39.6	(5.7)	33.9	39.2	(6.6)	32.6	35.5	(5.7)	29.8

	291.3	(29.2)	262.1	333.6	(28.2)	305.4	278.3	(20.9)	257.4
Hanson Building Materials Europe
European Aggregates	116.9	(7.8)	109.1	108.9	(7.4)	101.5	89.8	(5.6)	84.2
Building Products	36.9	(0.6)	36.3	31.4	(0.5)	30.9	34.8	–	34.8

	153.8	(8.4)	145.4	140.3	(7.9)	132.4	124.6	(5.6)	119.0
Hanson Australia	34.9	(10.2)	24.7	14.5	(9.9)	4.6	23.6	(7.1)	16.5
Hanson Pacific	15.7	(11.3)	4.4	21.4	(10.6)	10.8	16.1	(7.4)	8.7

	495.7	(59.1)	436.6	509.8	(56.6)	453.2	442.6	(41.0)	401.6

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	Year Ended December 31
	2002 £m	2001 £m	2000 £m
Analysis of group’s share of joint ventures and geographical location
Hanson Building Materials America
Aggregates	2.6	0.4	–
Pipe and Products	0.2	–	–
Brick and Tile	–	–	–

	2.8	0.4	–
Hanson Building Materials Europe
European Aggregates	6.0	5.5	4.6
Building Products	–	–	–

	6.0	5.5	4.6
Hanson Australia	14.5	12.7	8.1
Hanson Pacific	(1.2)	(0.4)	(1.4)
Discontinued	9.2	9.5	9.1

	31.3	27.7	20.4

	Year Ended December 31
	2002 £m	2001 £m	2000 £m
Analysis of group’s share of associates and geographical location
Hanson Building Materials America
Aggregates	–	0.6	3.6
Pipe and Products	–	0.3	0.2
Brick and Tile	–	–	–

	–	0.9	3.8
Hanson Building Materials Europe
European Aggregates	13.0	12.5	10.0
Building Products	–	–	–

	13.0	12.5	10.0
Hanson Australia	–	–	–
Hanson Pacific	–	–	–
Discontinued	–	(0.3)	(0.3)

	13.0	13.1	13.5

	December 31
	2002 £m	2001 £m
Capital employed by business segment
Hanson Building Materials America
Aggregates	1,622.9	1,824.2
Pipe and Products	365.8	309.4
Brick and Tile	218.7	237.4

	2,207.4	2,371.0
Hanson Building Materials Europe
European Aggregates	1,023.3	1,001.0
Building Products	280.4	268.0

	1,303.7	1,269.0
Hanson Australia	500.7	538.2
Hanson Pacific	224.2	331.5

Trading operations	4,236.0	4,509.7
Discontinued operations – disposals (a)	–	110.1

	4,236.0	4,619.8

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	December 31
By geographical location	2002 £m	2001 £m

North America	2,207.4	2,371.0
Europe	1,303.7	1,269.0
Australia	500.7	538.2
Asia	224.2	331.5
Discontinued operations – disposals (a)	–	110.1

	4,236.0	4,619.8

Reconciliation of capital employed

Capital employed is reconciled to the consolidated balance sheet as follows:

	December 31
	2002 £m	2001 £m

Shareholders’ funds	2,660.2	2,720.8
Current taxation and dividends	89.4	100.7
Provisions for non current tax (Note 15)	214.6	152.8
Net debt, investments and non-operating assets	1,271.8	1,645.5

Total capital employed	4,236.0	4,619.8

(a)
The principal operations included in “Discontinued Operations” are Hanson Brick Continental Europe, Aggregate Haulers and a ready-mixed concrete and aggregate operation in Minnesota in the year ended December 31, 2002 and the Waste management division of HBME, the quarrying operations in Utah and Las Vegas and the Australian roof tiles operation for the year ended December 31, 2001.

(b)	Represents profit before taxation.

(c)	Includes cash on deposit of 2002: £1,276.8m (2001: £656.9m), principally with banks in Western Europe.

2.	Costs and overheads

	Year Ended December 31, 2002				Year Ended December 31, 2001			Year Ended December 31, 2000
	Cont’g £m	Acq’ns £m	Disc. £m	Total £m	Cont’g £m	Disc. £m	Total £m	Cont’g £m	Disc. £m	Total £m
Changes in stock of finished goods and work in progress	9.5	–	–	9.5	13.6	1.7	15.3	(10.4)	(0.2)	(10.6)
Raw materials and consumables	1,031.4	18.2	20.1	1,069.7	941.9	86.8	1,028.7	737.6	40.5	778.1
Employment costs	652.4	10.9	8.9	672.2	662.4	42.3	704.7	554.5	58.5	613.0
Depreciation and depletion	205.9	3.6	2.4	211.9	212.8	12.4	225.2	184.1	19.2	203.3
Depreciation of finance leased assets	3.7	–	–	3.7	3.7	–	3.7	4.9	0.2	5.1
Amortisation of goodwill	57.3	1.8	2.2	61.3	56.6	3.1	59.7	41.0	1.7	42.7
Other operating charges	1,202.1	26.6	2.9	1,231.6	1,323.2	40.5	1,363.7	952.6	168.5	1,121.1
Exceptional operating items (note 4)	87.6	–	–	87.6	191.3	–	191.3	22.7	–	22.7

	3,249.9	61.1	36.5	3,347.5	3,405.5	186.8	3,592.3	2,487.0	288.4	2,775.4

	Year Ended December 31
	2002 £m	2001 £m	2000 £m
Included above:–
Operating lease rentals	48.2	46.7	51.8
Research and development	1.6	1.2	2.2
Advertising costs	4.5	4.5	4.8
Remuneration paid to auditors for group audit	1.9	1.5	1.5
Fees for non-audit services paid to Ernst & Young LLP within the UK	1.2	0.7	1.6
Fees for non-audit services paid to Ernst & Young LLP outside the UK	1.4	1.4	0.6

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Payments to auditors for audit and non-audit services are reviewed by the Audit Committee and approved by the board. Non-audit services mainly relate to acquisitions and disposals, regulatory advice, overseas filings and taxation and are analysed as follows:

	Year Ended December 31
	2002 £m	2001 £m	2000 £m

Other local reporting and regulatory work	1.2	1.6	0.9
Risk management reviews, half year and SEC reporting	0.2	0.1	0.2
Tax compliance and tax consulting	0.6	0.3	0.2
Acquisitions, disposals and other transaction support services	0.6	0.1	0.9

	2.6	2.1	2.2

3.	Directors and employees

The analysis of employment costs is as follows:

	Year Ended December 31
	2002 £m	2001 £m	2000 £m

Aggregate gross wages and salaries	613.8	637.3	552.0
Employers’ social security costs	50.2	53.2	51.5
Post retirement benefits	3.1	3.4	0.9
Employers’ pension costs	5.1	10.8	8.6

	672.2	704.7	613.0

	Year Ended December 31
The average number of persons employed during the year	2002 Number	2001 Number	2000 Number

Europe	9,200	9,100	8,900
North America	11,400	12,600	11,700
Australia	2,300	2,300	1,600
Asia	3,000	2,900	2,500

	25,900	26,900	24,700

The total number of employees at the year end was 25,600 (2001: 26,800, 2000: 27,000).

Remuneration policy

Hanson operates in competitive and international markets. To continue to compete successfully it is essential that Hanson attracts, develops, retains and motivates talented high-calibre executive directors in the best interests of shareholders. To ensure that its remuneration rates are competitive, whilst not being excessive, the Remuneration Committee keeps remuneration under regular review in light of emerging best practice.

The remuneration policy is designed to provide packages, which take account of individual performance:

i)	in the knowledge of what comparable, in terms of size and complexity, UK and international companies are paying;

ii)	in the context of packages offered throughout Hanson; and

iii)
to include short and long-term performance related elements, potentially a significant portion of total rewards, to motivate the highest performance and to align the interests of directors and Shareholders.

Share incentives are considered to be an important part of the incentive policy for directors. While there is no specific shareholding requirement for directors, shares arising from share based incentive plans are expected to be retained.

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Basic salary

In setting the basic salary for each executive director, the Remuneration Committee reviews relevant market data and considers the director’s experience, performance and responsibilities. Basic salaries are generally reviewed on an annual basis or following a significant change in responsibilities. A J Murray was appointed as Chief Executive during the year, having served as Chief Executive of Hanson Building Materials America (“HBMA”) prior to his appointment. The Committee proposes that increases in salary to take A J Murray’s salary to an appropriate market rate be staggered, with a review on January 1, 2003 to be followed by a further review in May 2003, the anniversary of A J Murray’s appointment as Chief Executive. The reporting structure having been simplified, no direct successor for A J Murray’s former role as Chief Executive of HBMA has been appointed, thus reducing the number of executive directors from five to four, which results in a lower level of overall executive director remuneration.

Annual bonus scheme

The annual bonus scheme for the executive directors and other senior executives is aligned with changes in shareholder value through the economic value added methodology. The main principle of economic value added is to recognise that over time a company should generate returns in excess of its operating costs and the cost of capital – the return that lenders and shareholders expect of Hanson each year.

The annual bonus scheme is calibrated by reference to target levels of bonus. Each year the participant receives one-third of an accumulated bonus bank, which is updated for the year’s performance compared to target. The bonus bank has two main functions; firstly it ensures that individuals do not make short-term decisions such as deferring essential expenditure from one year to the next and receive a bonus for doing so. Secondly, the bonus bank can help as a retention tool. The Committee intends to conduct a full review of the annual bonus scheme arrangements for the executive directors for 2003.

For 2002, A J Murray’s target level of bonus was 62.5 per cent. of basic salary and for the other executive directors it was 37.5 per cent. of basic salary. For 2003, in recognition of his enhanced responsibilities, the target level of bonus for J C Nicholls has been increased to 50 per cent. of basic salary.

For A J Murray, recognising that for part of the year he was Chief Executive of HBMA, the economic value added performance of HBMA determined one-quarter of the addition to his bonus bank with three-quarters of the addition based on the performance of the group overall. It was the group’s overall economic value added performance which determined the bonus bank addition for J C Nicholls and G Dransfield in 2002. For S N Vivian, Chief Executive of Hanson Building Materials Europe (“HBME”) throughout the year, the economic value added performance of HBME in 2002 determined three-quarters of the addition to his bonus bank with one-quarter of the addition based on the performance of the group overall. In 2003 the group’s overall economic value added performance will determine the bonus bank addition for A J Murray, J C Nicholls and G Dransfield. The bonuses paid in respect of the year to December 31, 2002 to the directors are set out in the table of directors’ remuneration.

Performance targets under the annual bonus scheme, based on improvements in economic value added, are set by the Remuneration Committee, after taking advice from Mercer.

Bonuses are not pensionable.

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Long term incentive plan

Under the LTIP, participants are conditionally awarded shares in Hanson at nil cost with the proportion of those shares which may vest subject to the achievement of performance targets over a performance period set by the Committee.

In 2002 a conditional award of shares was made to A J Murray, then Chief Executive of HBMA, of 200 per cent. of basic salary and to the other executive directors of 100 per cent. of basic salary. No conditional option grant under the share option plan was made in 2002 to A J Murray (similarly for other US-based executives).

The conditional awards made in 2002 are subject to performance criteria and the Committee determined that 50 per cent. of the conditional award should be subject to the attainment of an economic value added target and 50 per cent. to a total shareholder return (“TSR”) target. The Committee chose these performance measurements as it believed they correlate clearly with the creation of shareholder value.

For the conditional award made in 2002, the economic value added target requires an improvement in economic value added over a period of three years based on the results for the year to December 31, 2001. For this measurement, a linear vesting schedule applies in order that only a small proportion of the award will vest at the minimum performance level with the maximum award vesting only on the achievement of substantial performance improvement. A similar economic value added target is in place for the award made in 2001. On attaining the minimum economic value added improvements of £10.6m for the 2001 award, and £8.8m for the 2002 award, 25 per cent. of the respective awards, subject to the economic value added measurement criteria, will vest. 100 per cent. of the awards subject to this measurement will vest on the attainment of economic value added improvements of £28.4m and £23.4m for the 2001 and 2002 awards, respectively.

TSR is the aggregate of share price growth and dividends paid on the assumption that such dividends are reinvested in Hanson shares during the performance period.

For the TSR measurement in 2002 (and similarly for the awards made in 2000, for which 100 per cent. of the award is subject to a TSR performance measurement criteria, and 2001) the conditional awards made will vest only if Hanson achieves a TSR over the three-year performance period, from the date of the award in March 2002, which is greater than the TSR achieved by at least 50 per cent. of the members of a comparator group of international building materials companies at the date of the award (the “comparator group”). If so 30 per cent. of the award will vest. All of the award will vest if Hanson achieves a TSR over the performance period which is greater than that achieved by 80 per cent. of the comparator group over the same period. Between these two points the award will vest in the proportion of 2.33 per cent. of the award for each 1 per cent. improvement in Hanson’s ranking.

In 2000, the comparator group consisted of 24 companies, including Hanson. These included 11 UK building materials companies in the FTSE350 Index (Aggregate Industries, Blue Circle, BPB, Hanson, Hepworth, Novar, Pilkington, RMC, Travis Perkins, Ultraframe and Wolseley), six European building materials companies in the Euro Top 300 Index (CRH, Dyckerhoff, Heidelberger, Holcim, Lafarge and Wienerberger), five US businesses (Florida Rock, Martin Marietta, Southdown, Texas Industries and Vulcan) and two Australian building materials companies (Boral and CSR).

In 2001, Blue Circle and Southdown were removed from the comparator group following takeover and in 2002, Hepworth was also removed from the comparator group following takeover.

There is no retesting of performance under either the economic value added measurement or the TSR measurement.

The table below shows the conditional interests in shares of directors relating to awards made under the LTIP in 1999, 2000, 2001 and 2002. Following the end of the three-year performance period for the conditional award made in 1999, approximately 850,000 shares vested on September 17, 2002 in the participants, including the directors as set out in the table below. For G Dransfield and J C Nicholls, the performance criteria was based on Hanson’s TSR for the three-year performance period. This ranked below 50 per cent. of the members of the comparator group for the 1999 award and, therefore, in accordance with the performance criteria none of the shares subject to this performance measurement vested. For A J Murray and S N Vivian, the performance criteria for the conditional award made in 1999 was based on cash returns on cash invested by HBMA and Hanson Quarry Products Europe respectively over a three-year performance period, being on the same basis as other executives within their respective operating companies. For A J Murray 100 per cent. of his conditional award vested and for S N Vivian 37 per cent. of his conditional award vested with the balance of the award lapsing. Both

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A J Murray and S N Vivian retained all the shares arising and elected to satisfy their income tax liabilities separately.

	Balance at Jan 1, 2002	Awarded during year	Vested during year	Lapsed during year	Balance at Dec 31, 2002*

	number of shares

A J Murray	296,501	194,806	44,460	–	446,847
G Dransfield	164,069	64,970	–	43,085	185,954
J C Nicholls	155,066	69,302	–	35,904	188,464
S N Vivian	139,371	67,136	10,653	18,070	177,784
A J H Dougal(1)	213,859	97,456	–	–	311,315

* Or date of leaving Hanson, if earlier.

Note

1)
A J H Dougal left Hanson on May 14, 2002. He retained entitlement to the conditional shares awarded to him under the LTIP. The awards outstanding at the date of leaving remained subject to the performance conditions as outlined above. None of the 1999 award made to A J H Dougal vested resulting in the lapse of a conditional award over 47,872 shares.

2)	The relevant market price at the time of the conditional award in 2002 was 461.75p per share.

	Balance at Jan 1, 2001	Awarded during year	Vested during year	Lapsed during year	Balance at Dec 31, 2001

	number of shares

C D Collins	69,840	–	69,840	–	–
A J H Dougal	190,176	84,512	60,829	–	213,859
G Dransfield	161,373	61,272	58,576	–	164,069
A J Murray	179,630	172,220	55,349	–	296,501
J C Nicholls	138,852	61,272	45,058	–	155,066
S N Vivian	116,118	57,046	15,040	18,753	139,371

From and including awards made in 2000 under the LTIP, the performance measurement was the same for all participants. As outlined above, the awards for the operating company participants in prior years were based on cash returns on cash invested, with vesting determined by a proportion (one-third) of an accumulated bonus bank. Following the vesting of the 1999 award in 2002, due to the excellent performance of HBMA over the period 1997 to 2000, excess amounts remained in the accumulated bonus banks of some participants including A J Murray. Along with other US executives in a similar position, the excess in the bonus bank amounting to $709,234, appreciated by any increase in the share price above 349.8p being the relevant price at the time of the 2000 LTIP award, will be received by A J Murray in September 2003, on the third anniversary of the 2000 LTIP award.

Conditional awards under the LTIP will usually be made annually. In 2003 it is proposed that the conditional award to A J Murray will not exceed 150 per cent. of basic salary and for the other executive directors will not exceed 100 per cent. of basic salary.

Awards vesting under the LTIP are not pensionable.

Share options

Share Option Plan

Under the Share Option Plan, participants are granted options over a number of shares in Hanson but the proportion of those shares under option which may be exercised is subject to the achievement of performance targets over a three-year performance period set by the Remuneration Committee. To the extent an option or part of an option becomes capable of being exercised at the end of the three-year performance period it will ordinarily remain exercisable at any time up to 10 years from the date of grant.

The economic value added and TSR performance targets for the conditional options granted to directors in the years ending December 31, 2001 and 2002 were the same as for the awards made in 2001 and 2002 under the LTIP, as detailed above, with no retesting.

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The conditional options granted to directors under the Share Option Plan are shown below:

	Balance at January 1, 2002	Granted during year	Exercised during year	Balance at December 31, 2002*	Weighted average exercise price

	number of shares				(pence)

G Dransfield	61,272	64,970	–	126,242	467.4
J C Nicholls	61,272	69,302	–	130,574	467.2
S N Vivian	57,046	67,136	–	124,182	467.1
A J H Dougal	84,512	97,456	–	181,968	467.1

* Or date of leaving Hanson, if earlier.

Note

1)
A J H Dougal left Hanson on May 14, 2002. He retained entitlement to the conditional options granted to him under the Share Option Plan. The grants outstanding at the date of leaving remained subject to performance criteria as outlined above. To the extent the options become capable of being exercised, these must be exercised within one year of such time or they will lapse.

	Balance at January 1, 2001	Granted during year	Exercised during year	Balance at December 31, 2001	Weighted average exercise price

	number of shares				(pence)

A J H Dougal	–	84,512	–	84,512	473.3
G Dransfield	–	61,272	–	61,272	473.3
J C Nicholls	–	61,272	–	61,272	473.3
S N Vivian	–	57,046	–	57,046	473.3

Under the Black-Scholes option valuation model, on the basis of Hanson’s three-year share price performance, the value of an option over an ordinary share at the date of grant was equal to approximately 35 per cent. of the share’s current market value. On this basis, with no discount to the Black-Scholes value because of the application of performance conditions on exercise, the conditional options granted during 2001 and 2002 at 100 per cent. of basic salary had a Black-Scholes value, at the date of grant, of about 35 per cent. of basic salary in each case. The market price at December 31, 2002 was 276p per ordinary share, which compares to the exercise prices of the conditional options granted in 2001 and 2002 at prices of 473.3p and 461.75p per share respectively.

Grants of conditional options under the Share Option Plan are considered annually in conjunction with the awards to be made under the LTIP. In 2003 it is proposed that the conditional option grant to A J Murray will not exceed 125 per cent. of basic salary and for the other executive directors will not exceed 100 per cent. of basic salary.

Any gains made under the Share Option Plan will not be pensionable.

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Executive Share Option Schemes

Options to subscribe for ordinary shares granted to directors under the Executive Share Option Schemes are shown below. No performance conditions apply to the right to exercise the options granted and no further grants will be made under these schemes, the last grant having been made in December 1995.

	Balance at January 1, 2002	Surrendered for cash during year	Exercised during year	Balance at December 31, 2002	*	Weighted average exercise price	Range of exercise dates

	number of shares					(pence)

C D Collins	216,713	44,691	9,082	162,940		417.0	1/97-12/05
A J Murray(1)	133,811	–	–	133,811		394.2	1/96-12/05
G Dransfield	186,636	2,217	–	184,419		402.1	1/97-12/05
S N Vivian	54,327	–	–	54,327		443.9	1/97-12/04
A J H Dougal(2)	142,259	–	–	142,259		397.4	1/97-5/03

* Or date of leaving Hanson, if earlier.

Notes

1)	An option held by A J Murray over 13,858 ordinary shares granted on January 12, 1993 at a subscription price of 424.9p per share lapsed on January 11, 2003.

2)
A J H Dougal left Hanson on May 14, 2002. His options outstanding, all of which have exercise prices above the market price of Hanson ordinary shares as at 31 December, 2002, must be exercised within one year of his leaving or they will lapse.

	Balance at January 1, 2001	Surrendered for cash during year	Exercised during year	Balance at December 31, 2001	Weighted average exercise price	Range of exercise dates

	number of shares				(pence)

C D Collins*	42,685	–	–	42,685	482.6	1/97-1/04
C D Collins	245,541	58,373	13,140	174,028	403.4	1/96-12/05
A J H Dougal*	46,012	–	–	46,012	482.6	1/97-1/04
A J H Dougal	127,291	25,340	5,704	96,247	356.7	12/97-12/05
G Dransfield*	28,272	–	–	28,272	482.6	1/97-1/04
G Dransfield	158,364	–	–	158,364	387.7	6/95-12/05
A J Murray*	21,065	–	–	21,065	482.6	1/97-1/04
A J Murray	124,941	12,195	–	112,746	377.7	1/96-12/05
S N Vivian*	24,392	–	–	24,392	482.6	1/97-1/04
S N Vivian	67,681	30,915	6,831	29,935	412.3	12/97-12/04

* In respect of options with exercise prices greater than the market price at December 31, 2001 of 474p per ordinary share.

The range of the market quotations for Hanson ordinary shares, as derived from the London Stock Exchange Daily Official List, during the period January 1 to December 31, 2002 was 264.5p to 539.5p.

C D Collins exercised an option over 9,082 ordinary shares and surrendered for cash an option over 44,691 ordinary shares, both options being at a subscription price of 424.9p and with a market price on the date of exercise/surrender of 511.25p.

G Dransfield surrendered for cash an option over 2,217 ordinary shares, the option being at a subscription price of 397.8p and with a market price on the date of surrender of 511.25p.

The total gains made by directors on options exercised or surrendered for cash under the Executive Share Option Schemes and the Sharesave Scheme during the year were £95,936 (£155,898).

Gains made under the Executive Share Option Schemes and the Sharesave Scheme are not pensionable.

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Sharesave Scheme

At December 31, 2002 there were approximately 3,300 participants in the UK Inland Revenue approved savings related Sharesave Scheme. The options granted to directors under the Sharesave Scheme are shown in the table below:

	Balance at January 1, 2002	Granted during year	Exercised during year	Balance at December 31, 2002	*	Exercise price	Market price at date of exercise	Weighted average exercise price	Range of exercise dates

	number of shares					(pence)	(pence)	(pence)

A J Murray	4,620	2,971	4,620	2,971		224	501.4	318.0	12/05-5/06
G Dransfield	7,223	3,099	4,620	5,702		224	501.6	293.8	5/04-5/06
J C Nicholls	2,263	–	–	2,263		–	–	428.0	12/04-5/05
S N Vivian	7,700	5,165	7,700	5,165		224	501.6	318.0	12/05-5/06
A J H Dougal(1)	7,700	–	–	7,700		–	–	224.0	6/02-11/02

* Or date of leaving Hanson, if earlier.

Notes

1)
In accordance with the rules of the Sharesave Scheme, on leaving Hanson A J H Dougal retained the option over 7,700 shares outlined in the table above. The option, which matured on June 1, 2002, was capable of being exercised for a period of six months following him leaving Hanson.

2)	The options granted under the Sharesave Scheme during the year were at an exercise price of 318p per share, being a 20 per cent. discount to the market price on August 29, 2002.

	Balance at January 1, 2001	Granted during year	Exercised during year	Balance at December 31, 2001	Exercise price	Market price at date of exercise	Weighted average exercise price	Range of exercise dates

	number of shares				(pence)	(pence)	(pence)

C D Collins	1,471	–	1,471	–	265	459.375	–	–
A J H Dougal	7,700	–	–	7,700	–	–	224	6/02-11/02
G Dransfield	7,223	–	–	7,223	–	–	238.8	6/02-5/04
A J Murray	4,620	–	–	4,620	–	–	224	6/02-11/02
J C Nicholls	4,113	2,263	4,113	2,263	237	449	428	12/04-5/05
S N Vivian	7,700	–	–	7,700	–	–	224	6/02-11/02

Service contracts

The Chairman is employed on a service contract, entered into on February 22, 1999 and subsequently amended by letter on December 1, 2000 extending his appointment to the date of the AGM in 2005 unless terminated earlier on the provision of 52 weeks’ notice either to Hanson or to the Chairman. Termination payment is limited to the Chairman’s annual salary and benefits.

The executive directors are all employed on rolling service contracts, entered into on March 1, 1999, which are terminable at any time by Hanson on giving 52 weeks’ notice or by the director giving six months’ notice. Termination payments are limited to the director’s normal compensation, including basic salary, annual incentives and benefits, for the unexpired portion of the notice period. Pensionable service will also accrue for the unexpired portion of the notice period. In the event that Hanson terminates the service contracts the service requirements under Hanson’s LTIP and Share Option Plan will be waived; these awards, however, remain subject to their performance conditions.

Currently, no non-executive directors have service contracts with Hanson.

External appointments

Hanson acknowledges that its executive directors may be invited to become non-executive directors of other leading companies and that such non-executive duties can broaden experience and knowledge to the benefit of Hanson. Executive directors are limited to one such non-executive position and the policy is that fees may be retained. Currently no such non-executive positions are held by any of the executive directors.

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Directors’ remuneration

	Year Ended December 31
	2002 £’000	2001 £’000	2000 £’000
Directors’ emoluments
Non-executive directors’ fees	240	214	237
Chairman and executive directors’ salaries and benefits	1,913	1,969	1,807
Long-term incentive plan (“LTIP”)	217	1,399	1,386
Executive directors’ annual bonuses	824	589	436
Termination payments	660	–	–

	3,854	4,171	3,866

Emoluments of the highest paid director representing salary, annual bonus, benefits and LTIP	1,013	898	788

Remuneration during the year to December 31, 2002 of the directors in office at the end of the year:

	Salary/ fees £’000	Annual bonus £’000	Benefits(1) £’000	Termin- ation payments £’000	Total 2002 £’000	Total 2001 £’000	Total 2000 £’000	LTIP vested(2) 2002 £’000	LTIP vested 2001 £’000	LTIP vested 2000 £’000

C D Collins	165	–	18	–	183	177	170	–	321	327
A J Murray	475	334	29	–	838	644	548	175	254	240
G Dransfield	300	149	19	–	468	394	366	–	269	272
J C Nicholls	340	169	65	–	574	433	373	–	207	191
S N Vivian	310	172	18	–	500	373	294	42	69	73
A J H Dougal(3)	167	–	7	660	834	537	492	–	279	283
The Rt. Hon. Lord Baker of Dorking CH	44	–	–	–	44	43	42	–	–	–
W F Blount	36	–	–	–	36	37	21	–	–	–
D M Hoare	33	–	–	–	33	30	20	–	–	–
S L Keswick	56	–	–	–	56	46	31	–	–	–
The Baroness Noakes DBE	38	–	–	–	38	11	–	–	–	–
J M Schubert	33	–	–	–	33	30	61	–	–

	1,997	824	156	660	3,637	2,755	2,418	217	1,399	1,386

1)
Benefits include the provision of a company car (or cash allowance), accommodation allowance (for A J Murray), health insurance, life cover and cash in lieu of pension allowance (for J C Nicholls). A J Murray received no allowance for relocating from the USA to the UK on him becoming Chief Executive of Hanson. However, to assist him with the relocation, Hanson helped A J Murray to exchange his own funds amounting to $150,000 into sterling at the spot rate on the date of the transaction. There was no cost to Hanson.

2)	The value of the shares vesting under the LTIP in 2002 is based on the share price on the day of vesting, September 17, 2002, of 393.25p

3)	A J H Dougal left Hanson on May 14, 2002. Under the terms of his service contract Hanson was obliged to compensate him for loss of office as reflected under the heading ‘Termination payments’.

No remuneration was paid to former directors during the year to December 31, 2002. In fiscal 2001 £17,000 (fiscal 2000 £52,000) was paid to Sir David Hardy who retired as a director in fiscal 2001.

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Directors’ interests in ordinary shares

The interests of the directors, who held office at December 31, 2002, in the ordinary shares of Hanson on January 1, 2001, January 1, 2002 and December 31, 2002 (excluding options granted under the executive share option schemes, the share option plan and the sharesave scheme) were as follows:

						Conditional interest under LTIP
	Dec 31, 2002	Jan 1, 2002	*	Jan 1, 2001	*	Dec 31, 2002	Jan 1, 2002	*	Jan 1, 2001

	number of shares
C D Collins	139,944	130,862		74,347		–	–		69,840
A J Murray	198,661	139,581		84,232		446,847	296,501		179,630
G Dransfield	116,231	111,611		76,465		185,954	164,069		161,373
J C Nicholls	55,715	48,215		30,585		188,464	155,066		138,852
S N Vivian	57,844	39,491		23,636		177,784	139,371		116,118
The Rt Hon. Lord Baker of Dorking CH	3,625	3,625		3,625		–	–		–
W F Blount	1,000	1,000		1,000		–	–		–
D M Hoare	7,707	7,707		7,707		–	–		–
S L Keswick	5,000	1,554		1,554		–	–		–
Baroness Noakes DBE	7,600	7,600		7,600		–	–		–
J M Schubert	16,000	16,000		16,000		–	–		–

* or date of appointment, if later.

The only non-beneficial interests included in the above table are 6,875 (2001: 6,875) and 6,095 (2001: 6,095) ordinary shares held by C D Collins and D M Hoare, respectively.

Directors’ pensions

The pension arrangements of the Chairman and each of the executive directors are explained in note 21.

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4.	Exceptional items

	Year Ended December 31
	2002	2001	2000
Operating exceptional items	£m	£m	£m
Continuing operations
Integration and reorganisation costs	(0.6)	(24.3)	(22.7)
Impairment of continental European brick operations:
– Net assets	–	(74.6)	–
– Goodwill impaired previously written off to reserves	–	(88.8)	–
Impairment of Asia Pacific operations	(61.9)	–	–
Other impairments	(25.1)	(3.6)	–

Operating exceptional items	(87.6)	(191.3)	(22.7)

Non operating exceptional items
Discontinued operations
Profit (loss) on disposal and termination of operations
Profit on disposal of Waste Management	–	125.2	–
Loss on disposal of North American operations	(8.8)	(18.8)	–
Provisions for loss on disposal of Texas Cement operations	(15.2)	–	–
Insurance receipts relating to terminated operations	6.0	5.6	5.7
(Loss)/profit on other disposals and terminations	(10.4)	(7.9)	1.2
Release of demerger provisions and other creditors	37.4	12.1	–

	9.0	116.2	6.9
Profit on disposal of fixed assets (continuing operations)
Profit/(loss) on sale of fixed assets and investments	2.0	(0.5)	4.4

Non operating exceptional items	11.0	115.7	11.3

Total exceptional items before interest and taxation	(76.6)	(75.6)	(11.4)

Impairment charges represent the difference between carrying values and the higher of net realisable value and value is use. A country specific weighted average cost of capital rate of 10 per cent., was used for discounting value in use calculations, in respect of Hong Kong.

See note 6 for an analysis of tax relating to exceptional items.

The net tax charge in respect of the exceptional items amounts to £22.9m (2001: credit of £8.7m, 2000: credit of £11.9m).

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5.	Net interest payable
	Year Ended December 31
	2002	2001	2000
Interest payable and similar charges:	£m	£m	£m
On loans wholly repayable within five years:
– payable by instalments	(1.3)	(1.4)	(9.2)
– not payable by instalments	(73.3)	(135.0)	(153.2)
On loans not wholly repayable within five years:
– payable by instalments	(0.2)	(0.1)	(0.1)
– not payable by instalments	(39.6)	(34.3)	(12.8)

Total payable
(including 2002: £(0.4m), 2001: £(0.7m) and 2000: £(0.8m) relating to finance leases)	(114.4)	(170.8)	(175.3)
Interest receivable and similar income	37.6	67.1	85.0
Share of joint-venture interest	(1.7)	(2.9)	(1.9)
Share of associate interest	–	0.1	0.3

Net interest payable	(78.5)	(106.5)	(91.9)
Unwinding of discount (net)	(4.5)	(6.0)	(6.8)

Net interest payable and similar charges	(83.0)	(112.5)	(98.7)

6.	Taxation

a)	Analysis of tax charge in the year

	Year Ended December 31, 2002
	Before exceptional items	Exceptional items	Total
UK	£m	£m	£m
Current tax:
UK corporation tax at 30.0 per cent.	(4.7)	–	(4.7)
Receipt for group relief	9.8	15.0	24.8

UK corporation tax credit	5.1	15.0	20.1
Foreign tax	(45.0)	18.4	(26.6)
Share of joint ventures (see note below)	(11.1)	–	(11.1)
Share of associates	(4.0)	–	(4.0)

Total current tax	(55.0)	33.4	(21.6)
UK deferred tax:
– Origination and reversal of timing differences	(4.5)	–	(4.5)
Foreign deferred tax:
– Origination and reversal of timing differences	(32.0)	(28.2)	(60.2)

Total deferred tax	(36.5)	(28.2)	(64.7)

Tax on profit on ordinary activities	(91.5)	5.2	(86.3)

Included within share of joint ventures is £5.0m relating to tax on US partnership profits borne by the group.

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	Year Ended December 31, 2001
	Before exceptional items	Exceptional items	Total
UK	£m	£m	£m
Current tax:
UK corporation tax at 30.0 per cent.	(123.1)	–	(123.1)
Double tax relief	130.6	–	130.6
Receipt for group relief	–	0.6	0.6

UK corporation tax credit	7.5	0.6	8.1
Foreign tax	(84.2)	7.0	(77.2)
Release relating to prior years	–	100.0	100.0
Share of joint ventures (see note below)	(11.5)	–	(11.5)
Share of associates	(3.7)	–	(3.7)

Total current tax	(91.9)	107.6	15.7
UK deferred tax:
– Origination and reversal of timing differences	(3.3)	(9.4)	(12.7)
Foreign deferred tax:
– Origination and reversal of timing differences	(10.7)	11.1	0.4

Total deferred tax	(14.0)	1.7	(12.3)

Tax on profit on ordinary activities	(105.9)	109.3	3.4

Included within share of joint ventures is £5.0m relating to tax on US partnership profits borne by the group.

	Year Ended December 31, 2000
	Before exceptional items	Exceptional items	Total
	£m	£m	£m
UK	Restated	Restated	Restated
Current tax:
UK corporation tax at 30.0 per cent.	(49.7)	–	(49.7)
Double tax relief	53.7	–	53.7
Receipt for group relief	–	17.6	17.6

UK corporation tax credit	4.0	17.6	21.6
Foreign tax	(85.2)	20.7	(64.5)
Share of joint ventures (see note below)	(7.0)	–	(7.0)
Share of associates	(4.2)	–	(4.2)

Total current tax	(92.4)	38.3	(54.1)
Foreign deferred tax:
– Origination and reversal of timing differences	(7.9)	(8.8)	(16.7)

Total deferred tax	(7.9)	(8.8)	(16.7)

Tax on profit on ordinary activities	(100.3)	29.5	(70.8)

Included within share of joint ventures is £4.0m relating to tax on US partnership profits borne by the group.

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b)	Factors affecting tax charge for the period

	Year Ended December 31, 2002
	Before exceptional items	Total

Profit on ordinary activities before tax	£350.3m	£273.7m

	%	%
Tax on ordinary activities at 30.0 per cent.	30.0	30.0
Permanent differences	6.6	8.5
Overseas tax rate differences	(8.1)	(10.4)
Accelerated capital allowances	(2.7)	(3.4)
Current year tax losses and other timing differences not tax effected	(1.5)	(1.9)
Utilisation of tax losses brought forward	(4.8)	(6.1)
Prior year adjustments	(2.3)	(3.0)
Tax effect on exceptionals	–	(3.8)
Other	(1.5)	(2.0)

Total current tax	15.7	7.9

	Year Ended December 31, 2001
	Before exceptional items	Total

Profit on ordinary activities before tax	£351.0m	£275.4m

	%	%
Tax on ordinary activities at 30.0 per cent.	30.0	30.0
Permanent differences	1.6	2.0
Overseas tax rate differences	(3.5)	(4.4)
Accelerated capital allowances	(2.4)	(3.1)
Current year tax losses and other timing differences not tax effected	2.4	3.1
Utilisation of tax losses brought forward	(0.2)	(0.2)
Prior year adjustments	(1.9)	(2.4)
Other	0.2	0.2
Tax effect on exceptionals	–	(30.9)

Total current tax	26.2	(5.7)

	Year Ended December 31, 2000
	Before exceptional items	Total

Profit on ordinary activities before tax	£318.6m	£307.2m

	%	%
Tax on ordinary activities at 30.0 per cent.	30.0	30.0
Permanent differences	1.2	1.2
Overseas tax rate differences	(3.0)	(3.2)
Accelerated capital allowances	(2.4)	(2.5)
Current tax losses not utilised	3.3	3.4
Exceptionals, principally release relating to prior years	–	(11.3)

Total current tax	29.1	17.6

c)	Factors that may affect future tax charges

No provision has been made for deferred tax where potentially taxable gains have been rolled over into replacement assets, except where there is a commitment to dispose of these assets. Such gains would only become taxable if the assets were sold without it being possible to claim rollover relief or offset existing capital losses. The group does not expect any tax to become payable in the foreseeable future.

No deferred tax has been recognised in respect of tax on gains arising from the revaluation of fixed assets, as the group is not committed to disposal of these assets.

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No deferred tax has been recognised in respect of the earning of overseas subsidiaries as no dividends have been accrued.

Tax losses with a value of £64.2m have not been recognised as their use is uncertain or not currently anticipated.

7.	Earnings Per Share

The calculation of the basic earnings per ordinary share of 25.4p (2001: 37.9p, 2000: 33.4p) was based on the weighted average of 736,441,256 (2001: 735,427,260, 2000: 708,632,341) ordinary shares in issue during the year and profit after taxation of £187.4m (2001: £278.8m, 2000: £236.4m). The pre-exceptional basic earnings per ordinary share of 35.1p (2001: 33.3p, 2000: 30.8p) are calculated using the same number of shares referred to above and on earnings of £258.8m (2001: £245.1m, 2000: £218.3m).

The calculation of the diluted earnings per ordinary share of 25.4p (2001: 37.8p, 2000: 33.3p) was based on the weighted average of 737,523,158 (2001: 737,709,825, 2000: 710,856,066) ordinary shares in issue during the year and the profit after taxation of £187.4m (2001: £278.8m, 2000: £236.4m). The pre-exceptional diluted earnings per ordinary share of 35.1p (2001: 33.2p, 2000: 30.7p) is calculated using the same number of shares referred to immediately above and on earnings of £258.8m (2001: £245.1m, 2000: £218.3m).

The reconciliation from basic earnings per share to diluted earnings per share is given as follows:

	Year Ended December 31, 2002
	Shares (No.)	Profit (£m)	Earnings per share (Pence)

Basic	736,441,256	187.4	25.4
Options	129,620	–
Sharesave	952,282	–

Diluted	737,523,158	187.4	25.4

Adjustment for goodwill amortisation	–	61.3

Basic before goodwill	736,441,256	248.7	33.8

Diluted before goodwill	737,523,158	248.7	33.7

	Year Ended December 31, 2001
	Shares (No.)	Profit (£m)	Earnings per share (Pence)

Basic	735,427,260	278.8	37.9
Options	541,923	–
Sharesave	1,740,642	–

Diluted	737,709,825	278.8	37.8

Adjustment for goodwill amortisation	–	59.7

Basic before goodwill	735,427,260	338.5	46.0

Diluted before goodwill	737,709,825	338.5	45.9

	Year Ended December 31, 2000 Restated
	Shares (No.)	Profit (£m)	Earnings per share (Pence)

Basic	708,632,341	236.4	33.4
Options	698,281	–
Sharesave	1,525,444	–

Diluted	710,856,066	236.4	33.4

Adjustment for goodwill amortisation	–	43.1

Basic before goodwill	708,632,341	279.5	39.4

Diluted before goodwill	710,856,066	279.5	39.3

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8.	Intangible fixed assets

Goodwill £m
Cost
At January 1, 2001	1,163.7
Additions	63.1
Disposals	(5.7)
Exchange adjustments	6.9

At December 31, 2001	1,228.0
Additions	67.5
Disposals	(11.7)
Transfer to current assets	(38.2)
Exchange adjustments	(79.2)

At December 31, 2002	1,166.4

Amortisation
At January 1, 2001	53.6
Provided during the year	59.7
Provision for impairment	12.3
Disposals	(0.5)
Exchange adjustments	0.8

At December 31, 2001	125.9
Provided during the year	61.3
Provision for impairment	74.3
Disposals	(10.5)
Transfer to current assets	(17.1)
Exchange adjustments	(7.2)

At December 31, 2002	226.7

Net book value at December 31, 2001	1,102.1

Net book value at December 31, 2002	939.7

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9.	Tangible fixed assets

	Land, buildings and natural resources £m	Plant and equipment £m	Total £m
Cost
At January 1, 2001	2,205.6	1,664.0	3,869.6
Exchange adjustments	23.9	4.0	27.9
Acquisitions	9.5	13.2	22.7
Additions at cost	23.4	146.3	169.7
Disposals	(125.7)	(138.6)	(264.3)

At December 31, 2001	2,136.7	1,688.9	3,825.6
Exchange adjustments	(116.1)	(99.7)	(215.8)
Acquisitions	25.7	50.7	76.4
Transfer to items for resale	(5.9)	(17.3)	(23.2)
Additions at cost	18.7	124.5	143.2
Disposals	(80.8)	(218.5)	(299.3)

At December 31, 2002	1,978.3	1,528.6	3,506.9

Depreciation and depletion
At January 1, 2001	305.2	494.8	800.0
Exchange adjustments	4.6	(5.9)	(1.3)
Charge for the year	54.6	174.3	228.9
Provision for impairment	33.0	27.9	60.9
Disposals	(41.7)	(84.6)	(126.3)

At December 31, 2001	355.7	606.5	962.2
Exchange adjustments	(27.3)	(38.3)	(65.6)
Charge for the year	51.7	163.9	215.6
Transfer to items for resale	(5.5)	(11.3)	(16.8)
Provision for impairment	4.5	21.8	26.3
Disposals	(55.0)	(175.0)	(230.0)

At December 31, 2002	324.1	567.6	891.7

Net book amounts
At December 31, 2001	1,781.0	1,082.4	2,863.4

At December 31, 2002	1,654.2	961.0	2,615.2

Land, buildings and natural resources comprise the following:

	December 31, 2002
	Freehold £m	Long leasehold £m	Short leasehold £m	Total £m

Aggregates	1,072.5	6.9	21.6	1,101.0
Clay	134.3	13.4	–	147.7
Other land and buildings	296.8	1.3	107.4	405.5

At December 31, 2002	1,503.6	21.6	129.0	1,654.2

	December 31, 2001
	Freehold £m	Long leasehold £m	Short leasehold £m	Total £m

Aggregates	1,091.1	6.3	126.0	1,223.4
Clay	136.0	–	–	136.0
Other land and buildings	319.5	4.5	97.6	421.6

At December 31, 2001	1,546.6	10.8	223.6	1,781.0

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	December 31
	2002 £m	2001 £m

Cost of finance leased assets included in plant and equipment	82.1	86.3
Cumulative depreciation of finance leased assets	(51.3)	(51.7)

Net book amounts at 31 December	30.8	34.6

Capital expenditure contracted	26.7	30.3

10.	Investments

	Listed investments	Unlisted investments
	Other £m	Joint- ventures £m	Associates £m	Loans to joint-ventures and associates £m	Other £m	Provisions £m	Total £m
Fixed asset investments
At January 1, 2001	5.8	167.4	82.2	52.6	0.4	(1.3)	307.1
Exchange movements	–	(4.4)	–	1.7	–	–	(2.7)
Additions	–	1.0	0.1	–	–	–	1.1
Acquisitions	–	17.3	–	–	–	–	17.3
Share of retained profit (loss)	–	(1.2)	2.0	–	–	–	0.8
Provisions charged in year	–	–	–	–	–	(1.1)	(1.1)
Reallocations	(0.1)	27.5	(36.2)	(38.2)	–	–	(47.0)
Disposals	(5.4)	–	–	(1.5)	(0.1)	–	(7.0)

At December 31, 2001	0.3	207.6	48.1	14.6	0.3	(2.4)	268.5
Exchange movements	–	(13.0)	–	(1.5)	–	–	(14.5)
Additions	15.7	1.9	1.0	12.0	–	–	30.6
Acquisitions	–	–	–	–	0.1	–	0.1
Share of retained profit (loss)	–	(3.4)	0.7	–	–	–	(2.7)
Provisions charged in year	–	–	–	–	–	(4.3)	(4.3)
Reallocations	–	(59.1)	(1.5)	(14.2)	–	–	(74.8)
Disposals (Note 18)	(2.7)	(2.5)	(3.9)	–	(0.1)	2.4	(6.8)
Provisions allocated	(4.2)	–	(0.1)	–	–	4.3	–

At December 31, 2002	9.1	131.5	44.3	10.9	0.3	–	196.1

The market value of marketable securities, all of which are traded on recognised stock exchanges, at the year end was £9.1m (2001: £0.3m). Of this, £9.1m (2001: £0.3m) was in respect of investments listed in the United Kingdom. The directors estimated the value of unlisted investments at the year ends to be £187.0m (2001: £268.2m).

On May 31, 1995 Hanson established an employee share trust (“the trust”) approved by shareholders on May 15, 1995. The trust as at December 31, 2002 held 3.3 million ordinary shares in Hanson at a book value of £9.1m. The trust waived its rights to dividends payable during the year and to its future dividends on its holding of Hanson shares.

Included within reallocations of £74.8m is the reclassification of Pioneer Sun-Mix Concrete from joint-venture to a subsidiary (£2.0m), and the consequent reclassification of its loan (£14.1m). North Texas Cement has been reclassified to current asset investments (£56.1m).

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Principal joint ventures and associated undertakings, none of which are held directly by Hanson plc, are as follows:

Principal joint ventures at December 31, 2002

	Country	Year ended	Share capital and reserves £m	Full year pre-tax profit £m	per cent. owned %

United Marine Holdings Ltd (a)	UK	December	31.8	11.6	50.0
Australian Cement Holdings Pty Ltd (b)	Australia	December	93.0	21.6	50.0
Pioneer Road Services Pty Ltd (c)	Australia	December	22.7	3.5	50.0
Metromix Pty Ltd (d)	Australia	March	10.1	1.3	50.0
Campbell Ready Mix LP (e)	USA	December	65.6	7.2	50.0
Piedras y Arenas Baja, S de R L de CV (a)	Mexico	December	8.4	(3.4)	50.0

Principal associated undertakings at December 31, 2002

Midland Quarry Products Ltd (a)	UK	December	58.5	20.3	50.0

(a)	Principal activity is quarry operations
(b)	Principal activity is cement production
(c)	Principal activity is road surfacing
(d)	Principal activity is ready mixed concrete and quarry operations
(e)	Principal activity is ready-mixed concrete operations

Current asset investments
	December 31
	2002 £m	2001 £m

Unlisted	101.8	373.6

£12.5m (2001: £373.6m) of the unlisted investments are taken as liquid resources in the net debt calculation as they constitute term deposits of no more than one year to maturity.

11.	Stocks

	December 31
	2002 £m	2001 £m
Raw materials	35.2	36.9
Work in progress	6.7	7.0
Finished goods and items for resale	282.7	335.4

	324.6	379.3

12.	Debtors

	December 31
	2002 £m	2001 £m Restated
Due within one year
Trade debtors	613.0	627.8
Other debtors	176.5	139.6

	789.5	767.4
Due after one year
Pension prepayment	150.8	155.4
Other debtors	39.4	59.1
Amounts recoverable from insurers	69.9	100.2

	1,049.6	1,082.1

Consistent with FRS 12 “Provisions, contingent liabilities and contingent assets”, amounts recoverable from insurers in respect of environmental liabilities are now separately disclosed within debtors. Previously, the provisions for environmental liabilities were stated net of amounts recoverable from insurers (see note 15). The comparatives have been restated accordingly.

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13.	Creditors due within one year

	December 31
Analysis of other creditors	2002 £m	2001 £m
Taxation and social security
– Corporate taxes	9.4	30.4
– Other taxes	11.9	12.9

	21.3	43.3
Accruals and deferred income	178.5	186.7
Other	125.1	152.5

	324.9	382.5

Debenture loans include £176.1m (2001: £220.1m) relating to US dollars borrowed under US and European commercial paper programmes and £401.4m (2001: £290.3m) relating to Euro borrowed under a European commercial paper programme. Bank loans, overdrafts and debenture loans bear interest at rates ranging from 1.3 per cent. to 8.3 per cent. per annum. Outstanding instalments under finance leases totalling £3.8m (2001: £2.5m) are included in debenture loans. Hanson has unused committed bank facilities of £561.7m at December 31, 2002 (2001: £644.0m), which expire as follows:

Unused committed bank facilities

	December 31
	2002 £m	2001 £m

2003	8.8	315.8
2004	358.0	–
2005 and after	194.9	328.2

	561.7	644.0

14.	Creditors due after one year

	December 31
	2002 £m	2001 £m
Loans not wholly repayable within 5 years
7.875 per cent. notes 2010	463.9	512.3
Secured long-term loans	2.6	2.2
Unsecured long-term bank loans	2.3	2.9

	468.8	517.4
Loans repayable within five years
7.375 per cent. unsecured notes 2003	–	436.7
6.75 per cent. guaranteed notes 2005	467.3	516.4
Secured loans	2.0	8.2
Unsecured bank loans	1.3	27.2
Unsecured other loans	32.9	93.4

	503.5	1,081.9

	972.3	1,599.3

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Long-term debt is repayable to third parties as follows:

	December 31
	2002 £m	2001 £m

2003	–	523.8
2004	33.9	36.6
2005	468.8	518.5
2006	1.9	4.0
2007	0.5	–
thereafter	467.2	516.4

	972.3	1,599.3

Bank loans, other loans and finance leases bear interest at rates which are either fixed or fluctuate in line with market rates and at the year end these ranged from 1.5 per cent. to 8.1 per cent. per annum.

The group’s $750.0m bond matured on January 15, 2003 and is therefore included within creditors due within one year as at 31 December, 2002.

Outstanding instalments under finance leases totalling £3.4m (2001: £6.2m) are included above. Obligations of commercial banks under standby letters of credit totalled £86.9m (2001: £59.3m). Loans repayable by instalments after five years of £2.5m (2001: £1.1m) and within five years of £2.3m (2001: £10.1m) are shown within the consolidated figures.

Financial risk management

The following tables summarise Hanson’s net currency exposure:

	Year ended December 31, 2002
	Gross capital employed £m	Net (debt) cash £m	Net assets £m	Net foreign exchange contracts £m	Net currency exposure £m

Sterling	837.5	162.3	999.8	(42.9)	956.9
US dollar	1,987.8	(817.4)	1,170.4	(117.7)	1,052.7
Australian dollar	502.8	(187.8)	315.0	(4.5)	310.5
Other	502.0	(327.0)	175.0	165.1	340.1

Total	3,830.1	(1,169.9)	2,660.2	–	2,660.2

	Year ended December 31, 2001
	Gross capital employed £m	Net (debt) cash £m	Net assets £m	Net foreign exchange contracts £m	Net currency exposure £m

Sterling	791.5	238.8	1,030.3	(30.7)	999.6
US dollar	2,185.4	(1,160.6)	1,024.8	37.4	1,062.2
Australian dollar	542.0	(222.0)	320.0	(4.1)	315.9
Other	631.6	(285.9)	345.7	(2.6)	343.1

Total	4,150.5	(1,429.7)	2,720.8	–	2,720.8

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Interest rate risk

The interest rate and currency profile of the financial assets and liabilities of the group at December 31, 2002 was:

					Fixed rate financial assets and liabilities
	Total £m	Floating rate financial assets, (liabilities) £m	Fixed rate financial assets, (liabilities) £m	Financial assets, (liabilities) on which no interest is aid £m	Weighted average interest rate %	Weighted average period for which rate is fixed (years)

Sterling
Assets	1,083.7	833.6	–	250.1
Liabilities	(935.8)	(714.2)	–	(221.6)

Net	147.9	119.4	–	28.5

US dollar
Assets	1,562.0	817.1	–	744.9
Liabilities	(2,226.8)	(1,092.6)	(659.6)	(474.6)	6.94	3.7

Net	(664.8)	(275.5)	(659.6)	270.3

Australian dollar
Assets	62.9	0.1	–	62.8
Liabilities	(248.6)	(112.9)	(79.5)	(56.2)	6.72	2.7

Net	(185.7)	(112.8)	(79.5)	6.6

Euro
Assets	448.2	353.5	–	94.7
Liabilities	(457.3)	(397.0)	–	(60.3)

Net	(9.1)	(43.5)	–	34.4

Other
Assets	158.9	62.3	–	96.6
Liabilities	(260.9)	(178.0)	(2.7)	(80.2)	6.00	3.0

Net	(102.0)	(115.7)	(2.7)	16.4

Total
Assets	3,315.7	2,066.6	–	1,249.1
Liabilities	(4,129.4)	(2,494.7)	(741.8)	(892.9)	6.91	3.6

Net	(813.7)	(428.1)	(741.8)	356.2
Less financial (assets) liabilities on which no interest is paid	(356.2)

Net debt	(1,169.9)	(428.1)	(741.8)
	100%	37%	63%

The amounts in the above table are shown after taking account of currency and interest rate swaps undertaken to manage the interest rate exposure of the group. It also includes the principal amount of any forward exchange contracts and options undertaken to manage the translation exposure of the net assets of overseas subsidiaries. It additionally contain debtors, creditors (excepting those for taxation) and the asset and liability in respect of Koppers, none of which is interest bearing.

Fixed rate US dollar liabilities represent US dollar interest rate swaps with a net notional principal of $65.0m, the $750.0m bond repayable on September 15, 2005 and $250.0m of the $750.0m bond due September 27, 2010.

The fixed rate liabilities in Australian dollars, represent the net notional principal of interest rate swaps.

Floating rate financial assets comprise cash deposits, the receivable element of forward exchange contracts and commercial paper. The majority of floating rate financial assets and liabilities bear interest based on the equivalents of LIBOR.

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With the exception of the Koppers liability (note 16), financial liabilities on which no interest is paid mature within one year.

The interest rate and currency profile of the financial assets and liabilities of the group at December 31, 2001 (restated) was:

					Fixed rate financial assets and liabilities
	Total £m	Floating rate financial assets, (liabilities) £m	Fixed rate financial assets, (liabilities) £m	Financial assets, (liabilities) on which no interest is aid £m	Weighted average interest rate %	Weighted average period for which rate is fixed (years)
Sterling
Assets	901.9	683.4	–	218.5
Liabilities	(751.6)	(475.2)	–	(276.4)

Net	150.3	208.2	–	(57.9)

US dollar
Assets	1,601.4	797.9	–	803.5
Liabilities	(2,427.1)	(1,185.8)	(735.3)	(506.0)	6.95	4.5

Net	(825.7)	(387.9)	(735.3)	297.5

Australian dollar
Assets	80.3	19.6	–	60.7
Liabilities	(295.4)	(165.8)	(79.9)	(49.7)	6.72	3.7

Net	(215.1)	(146.2)	(79.9)	11.0

Euro
Assets	293.6	215.0	–	78.6
Liabilities	(381.0)	(323.3)	–	(57.7)

Net	(87.4)	(108.3)	–	20.9

Other
Assets	166.4	39.8	–	126.6
Liabilities	(317.9)	(216.6)	(3.5)	(97.8)	6.00	1.5

Net	(151.5)	(176.8)	(3.5)	28.8

Total
Assets	3,043.6	1,755.7	–	1,287.9
Liabilities	(4,173.0)	(2,366.7)	(818.7)	(987.6)	6.92	4.4

Net	(1,129.4)	(611.0)	(818.7)	300.3
Less financial (assets) liabilities on which no interest is paid	(300.3)

Net debt	(1,429.7)	(611.0)	(818.7)
	100%	43%	57%

	December 31
	2002 £m	2001 £m Restated
Maturity of financial liabilities
In one year or less, or on demand	2,887.8	2,267.7
In more than one year but not more than two years	33.9	523.8
In more than two years but not more than five years	471.2	559.1
In more than five years	736.5	822.4

	4,129.4	4,173.0

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Currency exposures

The group manages its currency exposures arising from its net investment overseas. The group has no significant transactional currency exposures in its day to day business.

Hedges

The group’s policy is to hedge the following exposures:

•	interest rate risk – using currency swaps, interest rate swaps and interest rate options

•	foreign exchange risk – using forward foreign currency contracts, foreign exchange options and currency swaps.

The effects of any interest rate hedges are recognised over the life of the hedge. Foreign exchange hedges are evaluated against the closing exchange rate at the balance sheet date and the resultant gain or loss is matched with that of the underlying asset or liability in the accounts. As a result, the unrecognised gain or loss is a function of market rates at the balance sheet date and is not indicative of gains or losses which will be recognised in future accounting periods.

	December 31, 2002		December 31, 2001 Restated
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Fair value of financial assets and liabilities
Primary financial instruments held or issued to finance the group’s operations:
Short-term borrowings and current position of long-term borrowings	(1,563.1)	(1,563.1)	(977.6)	(977.6)
Long-term borrowings	(972.3)	(1,092.9)	(1,576.7)	(1,639.4)
Other financial liabilities	(902.6)	(902.6)	(974.3)	(974.3)
Cash deposits	1,370.9	1,370.9	778.4	778.4
Other financial assets	1,245.2	1,245.2	1,648.2	1,648.2

Derivative financial instruments held to manage the interest rate and currency profile of financial assets and liabilities:
Interest rate swaps and options	9.3	67.8	8.0	46.5
Currency swaps	(11.5)	(10.2)	(24.3)	(8.2)

Derivative financial instruments held to manage the currency profile of the net asset investment in overseas subsidiaries:
Forward exchange contracts and options	10.4	10.4	(11.1)	(11.1)

	(813.7)	(874.5)	(1,129.4)	(1,137.5)

For those financial assets and liabilities which bear either a floating rate of interest or no interest, fair value is estimated to be equivalent to book value. For long-term, traded fixed rate financial liabilities, fair value is assessed by reference to the latest market price. For currency swaps and interest rate swaps, fair value is estimated as the net present value of the future cash flows as implied by current yield curves. Interest rate options are valued at market price. Foreign exchange contracts, being generally short-term in nature, are valued against the spot exchange rate ruling at the balance sheet date.

Of the derivative financial instruments held to hedge the interest rate and currency profile of financial assets, at the balance sheet date the cumulative aggregate unrecognised gains and losses on interest rate swaps and options is £58.5m (2001: £36.5m) and on currency swaps £1.3m (2001: £16.1m). Subject to future movements in the yield curve these gains will be recognised over the residual life of each swap or option. On this basis £9.6m of gains will be recognised in the next accounting period. Total gains and losses of £36.4m (2001: £18.5m) were recognised in the period ended December 31, 2002 that related to unrecognised gains and losses at the start of the period.

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15.	Provisions for liabilities and charges

	Environmental obligations and related costs £m	Health care and obligations to employees £m	Deferred and other taxation £m	Reclamation obligations £m	Legal and insurance £m	Other £m	Total £m

At January 1, 2001	101.5	172.3	149.8	174.3	30.7	65.6	694.2
Restatement for amounts recoverable from insurers	114.5	–	–	–	–	–	114.5

At January 1, 2001 (as restated)	216.0	172.3	149.8	174.3	30.7	65.6	808.7
Increase in provisions due to unwinding of discount	0.9	–	–	5.1	–	–	6.0
Provided in year	–	7.7	12.3	6.7	6.4	13.0	46.1
Released in year	–	(1.1)	–	(3.1)	(6.3)	–	(10.5)
Acquisitions (disposals)	–	–	2.1	(28.0)	–	(0.6)	(26.5)
Reallocation and transfer from/(to) current liabilities	–	(6.5)	(14.0)	21.7	(1.9)	0.7	–
Utilised and other	(22.8)	(16.5)	0.2	(13.9)	(7.8)	(13.2)	(74.0)
Exchange movements	3.2	4.4	2.4	1.8	0.5	0.5	12.8

At December 31, 2001	197.3	160.3	152.8	164.6	21.6	66.0	762.6
Increase in provisions due to unwinding of discount	1.4	–	–	3.1	–	–	4.5
Provided in year	–	5.3	64.7	6.7	6.0	2.5	85.2
Released in year	–	–	–	(1.1)	(0.8)	(37.4)	(39.3)
Acquisitions (disposals)	–	(0.5)	(2.4)	(20.8)	(1.2)	(2.5)	(27.4)
Reallocation and transfer from/(to) current liabilities	31.2	(6.5)	6.3	(17.6)	(8.6)	(1.6)	3.2
Utilised and other	(33.9)	(14.1)	–	(18.5)	(5.3)	(7.9)	(79.7)
Exchange movements	(18.8)	(13.9)	(6.8)	(6.7)	(1.1)	(2.3)	(49.6)

At December 31, 2002	177.2	130.6	214.6	109.7	10.6	16.8	659.5

Long term provisions except deferred tax have been discounted at a rate of 2.5 per cent. on current prices except where more appropriate discounting rates have been used having regard to information provided by actuaries or other independent advisers.

Health care and obligations to employees relates to post retirement health and benefit costs of current and retired employees and are described in note 21.

Environmental provisions have been established to cover those situations where the group has either a legal or constructive obligation to remedy known exposures. Reclamation, legal and insurance and other provisions relate to acquisitions, disposals and rationalisations both established on acquisitions and provided for in current and prior years. Reclamation provisions are expected to be utilised over the life of the relevant quarry. Legal and insurance, environmental and other provisions are expected to be utilised on a reducing basis over the next five years, depending in each case on the nature of the underlying obligation.

The above provisions include £146.7m at December 31, 2002 in respect of the cost of resolving current and probable future claims against US subsidiaries for asbestos until 2010. The opening balance has been restated so that the environmental provisions are now stated gross of amounts recoverable from insurers, as required by FRS 12 “Provisions, contingent liabilities and contingent assets”.

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The liabilities for deferred and other taxation provided were as follows:

	December 31
	2002 £m	2001 £m

Excess of capital allowances over depreciation	148.8	117.6
Short-term timing differences	(36.6)	(33.3)
Other timing differences	102.4	68.5

Provision for deferred tax	214.6	152.8

Accounting policies – Deferred taxation outlines those categories for which no deferred tax is provided.

16.	Koppers’ liabilities

Koppers environmental obligations and related costs relate to the former US chemical operations disposed of by Beazer plc prior to its acquisition by Hanson in 1991. Beazer and certain of its subsidiaries remain contractually and statutorily liable for certain environmental costs relating to these discontinued operations. During 1998 an agreement was signed under which the funding and risk of the environmental liabilities were underwritten by subsidiaries of two re-insurance companies, Centre Solutions and Swiss Re. A one-off premium and related transaction costs totalling $275.0m was paid providing insurance cover of $800.0m in perpetuity after payment by the group of the first $100.0m of remediation costs arising since January 1, 1998. The discounted liability is now recognised in provisions and a corresponding asset representing the amounts receivable is shown in prepayments. These costs are payable, on a reducing basis.

The Koppers’ amount due from insurers, as shown in prepayments, and liabilities transferred to insurers, as shown in provision for liabilities and charges, are as follows:

£m

At January 1, 2001	166.9
Increase in prepayment/liability due to unwinding of discount	13.2
Increase in prepayment/liability due to reappraisal of liabilities	61.2
Decrease in prepayment/liability due to settlements	(40.6)
Exchange movements	5.1

At January 1, 2002	205.8
Increase in prepayment/liability due to unwinding of discount	16.0
Increase in prepayment/liability due to reappraisal of liabilities	36.5
Decrease in prepayment/liability due to settlements	(38.1)
Exchange movements	(20.7)

At December 31, 2002	199.5

The matched increase in the asset/liability during 2002 recognises the possibility of increased claims in future years. The insurance agreement provides cover significantly in excess of projected liabilities.

17.	Share Capital

	December 31
	2002 £m	2001 £m
Authorised
925,000,000 ordinary shares of £2	1,850.0	1,850.0

Allotted, called up and fully paid
736,968,849 ordinary shares of £2	1,473.9	1,471.8

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December 31, 2002

On January 1, 2002 there were 735,876,751 ordinary shares of £2 each in issue.

During the year to December 31, 2002 £2.2m nominal of ordinary share capital was allotted in respect of the following:

i)	60,137 ordinary shares under Hanson’s executive share option schemes for an aggregate consideration of £0.2m.

ii)	1,031,961 ordinary shares under Hanson’s sharesave schemes for an aggregate consideration of £2.4m.

At December 31, 2002 10,129,447 ordinary shares were reserved to satisfy rights in respect of various employee share option schemes and other option arrangements. The nominal value of reserved shares totalled £20.3m (£19.5m) at the balance sheet date as set out below:

i)
options were exercisable over 2,165,877 ordinary shares under the closed executive share option schemes at dates up to 2005 with subscription prices ranging from 356.4p to 482.6p per share with an average of 418.2p;

ii)
conditional options were granted during the year and remain outstanding over 1,822,392 ordinary shares under the share option plan of these 739,156 had a subscription price of 473.3p per share and 1,083,236 had a subscription price of 461.75p per share;

iii)	options were exercisable over 5,453,001 ordinary shares under the sharesave scheme at dates up to 2009 with subscription prices ranging from 224p to 428p per share with an average of 320.9p;

iv)
options were exercisable over 373,790 ordinary shares under the Quantum (a former subsidiary undertaking) stock option and long-term performance plans at dates up to 2003 with an average subscription price of $4.35; and

v)
an option granted to Stern Stewart & Co over 314,387 ordinary shares at a subscription price of 790p exercisable at any time from July 1, 2002 to July 1, 2004 at which time the option, if unexercised, will lapse.

December 31, 2001

On January 1, 2001 there were 735,162,855 ordinary shares of £2 each in issue.

During the year to December 31, 2001 £1.5m nominal of ordinary share capital was allotted in respect of the following:

i)	30,766 ordinary shares under Hanson’s executive share option schemes for an aggregate consideration of £0.1m.

ii)	683,130 ordinary shares under Hanson’s sharesave schemes for an aggregate consideration of £1.8m.

At December 31, 2001 9,731,533 ordinary shares were reserved to satisfy rights in respect of various employee share option schemes and other option arrangements. The nominal value of reserved shares totalled £19.5m (£22.3m) at the balance sheet date as set out below:

i)
options were exercisable over 2,997,952 ordinary shares under the closed executive share option schemes at dates up to 2005 with subscription prices ranging from 356.4p to 482.6p per share with an average of 415.6p;

ii)	conditional options were granted during the year and remain outstanding over 836,418 ordinary shares under the share option plan, all at a subscription price of 473.3p per share;

iii)	options were exercisable over 5,162,106 ordinary shares under the sharesave scheme at dates up to 2009 with subscription prices ranging from 224p to 428p per share with an average of 308.7p;

iv)
options were exercisable over 420,670 ordinary shares under the Quantum (a former subsidiary undertaking) stock option and long-term performance plans at dates up to 2003 with an average subscription price of $4.34; and

v)
an option granted to Stern Stewart & Co over 314,387 ordinary shares at a subscription price of 790p exercisable at any time from July 1, 2002 to July 1, 2004 at which time the option, if unexercised, will lapse.

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December 31, 2000

On January 1, 2000 there were 651,978,399 ordinary shares of £2 each in issue.

During the year to December 31, 2000 £166.3m nominal of ordinary share capital was allotted in respect of the following:

i)	82,428,103 ordinary shares in respect of the offer for Pioneer for an aggregate consideration of £381.1m.

ii)	20,215 ordinary shares under Hanson’s executive share option schemes for an aggregate consideration of £0.1m.

736,138 ordinary shares under Hanson’s sharesave schemes for an aggregate consideration of £1.7m.

At December 31, 2000 11,128,168 ordinary shares were reserved to satisfy rights in respect of various employee share option schemes and other option arrangements. The nominal value of reserved shares totalled £22.3m (£23.2m) at the balance sheet date as follows:

i)
options were exercisable over 4,071,313 ordinary shares under the closed executive share option schemes at dates up to 2005 with adjusted subscription prices ranging from 325.6p to 482.6p per share with an average of 409.6p;

ii)	options were exercisable over 5,433,948 ordinary shares under the sharesave schemes at dates up to 2006 with subscription prices ranging from 224p to 425p per share with an average of 283.4p;

iii)
options were exercisable over 1,308,520 ordinary shares under the Quantum (a former subsidiary undertaking) stock option and long-term performance plans at dates up to 2003 with an average subscription price of $4.35; and

iv)
an option granted to Stern Stewart & Co over 314,387 ordinary shares at a subscription price of 790p exercisable at any time from July 1, 2002 to July 1, 2004 at which time the option, if unexercised, will lapse.

18.	Acquisitions & Disposals

Acquisitions during 2002

Hanson Building Materials America acquired Choctaw Inc. for £92.5m on May 28, 2002, together with an asphalt batch plant in New York for £3.6m on August 21, 2002 and a pipe plant in Oregon for £5.0m on April 23, 2002.

Hanson Building Materials Europe acquired in the UK for £28.1m, the assets and liabilities of Marshalls Flooring and Red Bank Manufacturing Hanson on November 29, 2002, together with Small Lots (Mix-It) Limited on June 30, 2002. In Spain, it acquired two limestone quarries in El Hoyon and Basalt on October 7, 2002 for £13.3m, together with the Aridos Sanz and Aridos Rodisan sand and gravel quarries on November 4, 2002 for £5.7m. It also acquired two quarries in the Czech Republic on April 29, 2002 for £2.4m.

On August 30, 2002 Hanson Pacific acquired, in Malaysia, the remaining 50 per cent. of the concrete joint-venture Pioneer Sun-Mix Concrete for £2.1m.

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The total consideration for all acquisitions was £152.7m. The operating assets and liabilities of these acquisitions are as follows:

	Total book value £m	Fair value adjustment £m	Total fair value £m

Fixed assets – Tangible	52.3	21.4	73.7
Fixed assets – Goodwill	6.8	(6.8)	–
Stock	16.3	(0.1)	16.2
Debtors	43.3	(0.6)	42.7
Cash	6.1	(0.9)	5.2
Creditors and overdrafts	(36.0)	(0.8)	(36.8)
Loans and finance leases	(1.7)	1.5	(0.2)
Provision for liabilities	(2.3)	0.5	(1.8)

	84.8	14.2	99.0

Total consideration			152.7

Goodwill			53.7
Transfer from joint-ventures			16.1

Goodwill on 2002 acquisitions (note 8)			69.8

For the period since acquisition, turnover of £70.1m and operating profit of £9.0m in respect of these acquisitions is included within the profit and loss account as continuing operations, acquisitions.

Fair value adjustments were made to the book value of the assets and liabilities of the above acquisitions to adjust, where applicable, the carrying values of certain assets and liabilities. There were no material adjustments to bring book values into alignment with Hanson accounting policies.

The above figures reflect a preliminary allocation of the purchase consideration to the net assets and liabilities of acquisitions made during the year. The preliminary allocation will be reviewed based on additional information up to December 31, 2003. The directors do not believe that any net adjustments resulting from such review would have a material adverse effect on Hanson. For the year prior to the acquisition, the acquired companies reported a post-tax profit of £10.2m.

Disposals during 2002

On April 22, 2002 Hanson Brick continental Europe was sold for £39.3m. Hanson Building Materials America disposed of Aggregate Haulers for £3.3m on April 4, 2002, together with a ready-mixed concrete and aggregate operation in Minnesota in December 2002 for £4.0m, and an asphalt batch plant in New York on September 27, 2002 for £2.4m.

	Net book value £m	Goodwill £m	Disposal costs £m	Proceeds £m	Profit/ (loss) £m
Disposals
Hanson Brick continental Europe	41.7	–	5.6	39.3	(8.0)
Other	8.7	1.2	1.5	9.7	(1.7)

	50.4	1.2	7.1	49.0	(9.7)

Acquisitions during 2001

Hanson Building Materials America acquired, in Canada, Centennial Pipe and Products Inc for £41.1m on December 24, 2001.

Hanson Quarry Products Europe acquired, in the UK, the John Mould aggregates recycling business for £6.7m on April 6, 2001 and the quarrying assets in Spain of Murcia for £5.2m on September 30, 2001.

Hanson Bricks Europe acquired in the UK, a 51 per cent. shareholding in Thermaliner Insulation Systems Ltd (TIS), for £3.4m on February 15, 2001.

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In April 2001 Hanson Pacific acquired, in Malaysia, the remaining 50 per cent. of the aggregates joint venture Sungei Way, for £36.7m. The total consideration for all acquisitions was £93.1m.

The preliminary values ascribed to Centennial Pipe and Products Inc acquired during 2001, have been adjusted by £2.3m. The significant adjustments are a step-up in basis of plant and equipment for £2.7m, and a downward revisions to the fair value of stock for £0.4m. There are no other material subsequent amendments to the preliminary allocations made. The operating assets and liabilities are summarised as follows:

	Fair values reported in 2001 £m	Fair value adjustments £m	Revised fair values £m
Acquisitions in 2001
Fixed assets – tangible	39.7	2.7	42.4
Stock	7.1	(0.4)	6.7
Debtors	34.3	–	34.3
Cash	7.1	–	7.1
Creditors and overdrafts	(18.1)	–	(18.1)
Provision for liabilities	(2.2)	–	(2.2)

	67.9	2.3	70.2

Cash consideration			93.1

Goodwill			22.9
Goodwill reported in 2001			25.2

(Decrease) in goodwill on 2001 acquisitions (note 8)			(2.3)

The preliminary values ascribed to Davon Inc and Joelson Taylor Concrete Products acquired during 2000, have been adjusted by £16.2m. A more detailed assessment of these companies’ fixed assets has resulted in the fair values of the mineral reserves in Davon Inc being revised downward by £6.9m and restatement of the plant and equipment held in Joelson Taylor by £10.1m. The operating assets and liabilities are summarised as follows:

	Fair values reported in 2000 £m	Fair value adjustments £m	Revised fair value £m
Non-Pioneer acquisitions during 2000
Fixed assets – tangible	147.2	(17.0)	130.2
Stock	15.0	–	15.0
Debtors	27.4	0.8	28.2
Cash	1.4	–	1.4
Creditors and overdrafts	(11.3)	–	(11.3)
Loans and finance leases	(1.9)	–	(1.9)
Provision for liabilities	(11.1)	–	(11.1)
	166.7	(16.2)	150.5

Cash consideration			259.1

Goodwill			108.6
Goodwill reported in 2000			92.4

Increase in goodwill on 2000 acquisitions			16.2

Disposals during 2001

On January 31, 2001 the waste management division of Hanson Quarry Products Europe was sold for £185.0m. Waste Management contributed £0.6m in the year ended December 31, 2001.

On May 18, 2001 Hanson Building Materials America disposed of quarrying operations in Utah for £17.3m. On September 14, 2001 it sold its quarrying operations in Las Vegas for £13.6m.

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The group’s investment in Pioneer Roof Tiles was sold on November 10, 2001 for £6.4m.

	Net book value £m	Goodwill £m	Disposal costs £m	Proceeds £m	Profit/ (loss) £m
Disposals
Waste Management	32.1	25.3	2.4	185.0	125.2
Utah	22.5	–	–	17.3	(5.2)
Las Vegas	27.2	–	–	13.6	(13.6)
Other	12.3	–	0.2	10.7	(1.8)

	94.1	25.3	2.6	226.6	104.6

Acquisitions during 2000

Pioneer

On November 29, 1999 Hanson announced that it had agreed the terms of a recommended offer for Pioneer. The offer was on the basis of A$35.75 in cash plus one Hanson ordinary share for every 10 Pioneer shares held. The total acquisition cost under UK GAAP was £1,542.8m on the basis of the mid-market price per Hanson ordinary share at the opening of business on April 26, 2000 the date that the offer was announced unconditional. Under US GAAP, the acquisition cost was £1,591.8m on the basis of the average Hanson share price for the six working days straddling the announcement of the offer for Pioneer, being November 24, 1999 to December 6, 1999. In accounting for the issue of shares made in connection with the acquisition of Pioneer, Hanson had applied section 131 of the Companies Act whereby the premium arising on the shares was credited not to Share premium account, but to Other reserves.

For the period following acquisition, turnover of £1,117.2m (including joint ventures and associates of £210.8m) and operating profit of £47.7m (after exceptional integration costs of £21.7m) in respect of Pioneer are included within the 2000 consolidated profit and loss account as continuing operations.

The operating assets and liabilities of Pioneer acquired during the year were as follows:

		Total book value £m	Fair value adjustments £m	Alignment of accounting policy £m	Total fair value £m

Fixed assets	– tangible	627.5	50.4	–	677.9
	– investments	228.2	15.0	–	243.2
	– goodwill	66.7	(66.7)	–	–
	Other assets	12.0	–	(12.0)	–
	Inventory	52.4	–	–	52.4
	Debtors	323.5	–	(4.3)	319.2
	Cash and liquid resources	102.2	–	–	102.2
	Creditors and overdrafts	(325.4)	(6.6)	–	(332.0)
	Loans and finance leases	(235.1)	–	–	(235.1)
	Provision for liabilities	(20.3)	–	5.4	(14.9)

		831.7	(7.9)	(10.9)	812.9

	Total consideration				1,542.8

	Goodwill				729.9

	Consideration for Pioneer was discharged as follows:
	Cash consideration to Pioneer shareholders				1,121.7
	Shares issued to Pioneer shareholders				381.1
	Costs				40.0

					1,542.8

Fair value adjustments were made to the book value of the assets and liabilities to adjust where applicable the carrying values of certain assets and liabilities.

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Other acquisitions

Hanson Building Materials America acquired, in the US, Joelson Taylor Concrete Products, Cincinnati Concrete Pipes and Milan Concrete Products for a combined price of £91.2m on May 11, 2000, Tufco Ready Mix and Aggregate Rock Quarries for £12.3m on October 10, 2000, Pacific International Pipe Enterprises, Inc for £19.3m on December 19, 2000, Davon Inc for £65.9m on December 22, 2000, and other minor acquisitions in the USA amounted to £7.9m.

Hanson Quarry Products Europe acquired, in the UK, Birchwood Concrete Products Ltd & Birchwood Omnia (Birchwood) Ltd for £8.5m on July 7, 2000, six limestone quarries, six sand and gravel quarries, one asphalt plant and one ready-mix concrete plant from the Tarmac group for £33.5m on September 12, 2000, and the quarrying assets in Germany of ROBA Baustoff GmbH for £4.8m on September 7, 2000.

Hanson Bricks Europe acquired the Polish brick operations of the Boral group for £13.6m on February 14, 2000. Hanson Pacific acquired minor operations in south-east Asia during the year totalling £2.1m.

The total cash consideration for acquisitions other than Pioneer was £259.1m. The operating assets and liabilities of these acquisitions were as follows:

	Total book value £m	Fair value adjustments £m	Total fair value £m
Fixed assets – tangible	106.3	40.9	147.2
Inventory	15.0	–	15.0
Debtors	27.4	–	27.4
Cash	1.4	–	1.4
Creditors and overdrafts	(11.3)	–	(11.3)
Loans and finance leases	(1.9)	–	(1.9)
Provision for liabilities	(7.9)	(3.2)	(11.1)

	129.0	37.7	166.7

Cash consideration			259.1

Goodwill			92.4

For the period following acquisition, turnover of £52.9m (including joint ventures and associates of £0.7m) and operating profit of £6.1m in respect of these acquisitions are included within the profit and loss account as continuing operations.

Fair value adjustments were made to the book value of the assets and liabilities of the above acquisitions to adjust where applicable the carrying values of certain assets and liabilities. There were no material adjustments to bring book values into alignment with Hanson accounting policies.

The figures in the tables reflect a preliminary allocation of the purchase consideration to the net assets and liabilities of acquisitions made during the year. The preliminary allocation was reviewed based on additional information up to December 31, 2001 and the net adjustments resulting from the review are disclosed in the tables. For the year prior to the acquisition, the acquired companies reported a post-tax profit of £111.5m.

In respect of acquisitions in 1999 there were no material subsequent amendments to the preliminary allocations made.

Principal disposals during 2000

In June 2000 the operations of Acme Materials and Construction a US aggregate company were sold for £24.1m. Acme contributed operating profit of £2.7m in the year ended December 31, 1999.

On October 2 2000 the gas meter operations of UGI Group were sold for £6.1m. UGI contributed operating profit of £3.0m in the year ended December 31, 1999.

During the year, the group’s investment in Goldfields Ltd was sold for £23.4m.

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	Net book value £m	Goodwill £m	Proceeds £m	Profit (loss) £m
Disposals
UGI	3.9	2.8	6.1	(0.6)
Acme	22.3	–	24.1	1.8
Goldfields Ltd	19.0	–	23.4	4.4

	45.2	2.8	53.6	5.6

19.	Contingent liabilities

Hanson plc has guaranteed indebtedness and obligations of certain UK and overseas subsidiary undertakings including indebtedness related to commercial paper programmes, which at December 31, 2002 amounted to £2,050.5m (£2,080.8m).

At December 31, 2002, in addition to those issued by banks identified under note 14, Hanson has provided third parties with guarantees and performance bonds amounting to £155.4m (£176.3m). These relate to the trading activities of current subsidiaries (£145.4m) and former subsidiaries (£10.0m).

Existing and former subsidiaries, including subsidiaries not transferred pursuant to the demergers of US Industries, Inc in 1995, Imperial Tobacco Group plc and Millennium Chemicals Inc in 1996 and The Energy Group plc in 1997 (the “Demergers”), have engaged in businesses and activities, unrelated to the businesses and activities presently being carried on by Hanson, which give rise to bodily injury and property damage claims concerning environmental and health issues. Claims and lawsuits have been filed against these subsidiaries, either directly or as a result of indemnity obligations, relating to products incorporating asbestos, coal by-products and chemicals, in particular for the wood treating industry.

With regard to asbestos claims, various of Hanson’s US subsidiaries are defendants, typically with many other companies, in a number of lawsuits filed in certain state and federal courts by claimants who allege that they have suffered bodily injury as a result of exposure to asbestos- containing products, the manufacture of which by such subsidiaries ceased, depending on the subsidiary involved, between 1973 and 1984. The products include coke oven batteries, roofing products, electrostatic precipitators, hot top rings, gun plastic cement, wallboard joint compounds and textured paints.

Each of Hanson’s relevant US subsidiaries, together with its insurance carriers and outside counsel, review each asbestos claim that is pursued by the claimants. In many cases the claimants are unable to demonstrate that any injury they have suffered resulted from exposure to the subsidiary’s products, in which case their claim is generally dismissed without payment. In those cases where a compensatable disease, exposure to the subsidiary’s products and causation can be established, the subsidiary generally settles for amounts that reflect the type of disease, the seriousness of the injury, the age of the claimant, the particular jurisdiction of the claim and the number and solvency of the other defendants.

Set out in tabular form below is certain information regarding asbestos claims against Hanson’s US subsidiaries (the numbers are approximate only):

	2002	2001

New claimants (number)	32,200	21,700
Resolutions (number)	(18,200)	(3,100)
Outstanding claimants (number)	81,500	67,500
Gross cost of resolutions (US$’m)	37.3	26.8
Less insurance recoveries (US$’m)	(33.2)	(25.8)
Net cost before tax (US$’m)	4.1	1.0
Average gross cost per resolution (US$)	2,049	8,645

Of the claimants whose cases were resolved during this period, approximately 70 per cent. were dismissed without payment.

The aggregate amounts paid in settlement and average settlement payments in any given period, together with related defence costs, have fluctuated widely and are expected to continue to fluctuate widely depending on the nature of the claims resolved, including the proportion which are mass claims, disease mix, number of other defendants and jurisdiction of claim.

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From January 1, 1998 (the start of the first complete financial year following the Demergers) to December 31, 2002, Hanson’s US subsidiaries that are defendants in these actions have spent a cumulative of $7.8m (before tax relief of $3.1m) resolving the cases of approximately 44,000 US asbestos related claimants. This figure is after insurance recoveries of $93.6m and includes defence costs. Of the claimants whose cases were resolved during this period, approximately 50 per cent. were dismissed without payment.

Hanson estimates that the gross liability for the cost of resolving current and probable future asbestos claims against its US subsidiaries until 2010 will be approximately $235m, including defence costs, but before tax benefit and not discounted to present value. At the year end net provisions totalling $123m are in place to cover these estimated costs, after taking into account expected insurance recoveries of approximately $112m. In establishing the provisions, other assumptions have been made as to the number, disease mix and location of future claims, trends in dismissal rates, settlement and defence costs, resolution of all existing claims and time scale of resolution of new claims five years after receipt and the continued solvency of co-defendants. In light of the significant uncertainty associated with asbestos claims, there can be no guarantee that the assumptions used to estimate the provisions for the cost of resolving asbestos claims until 2010 will be an accurate prediction of the actual costs that may be incurred and as a result the provisions will be subject to potential revision from time to time as additional information becomes available and developments occur.

Most of the subsidiaries involved with asbestos claims have separate agreements with their insurance carriers regarding the defence and settlement of asbestos claims, the terms of which vary for each such subsidiary. These insurance arrangements have resulted in the insurance companies having met substantially all of the amounts such subsidiaries have paid to date in settlements and defence costs. Hanson assumes that the amounts received from its insurers will decline significantly over time.

One of Hanson’s subsidiaries is involved in litigation proceedings in California with its insurers, with a view to establishing whether or not substantially all of the primary cover available to that subsidiary has been exhausted and, to the extent that such cover has been exhausted, the amount of excess cover that is available to it. Hanson does not believe that adequate information currently exists to allow it to estimate reasonably the amount of liability and costs associated with asbestos claims that its relevant US subsidiaries expect to resolve after 2010, even though Hanson expects claims will continue to be asserted against its subsidiaries, the resolution of which will take place after 2010.

Factors which could cause actual results to differ from such estimates and expectations include: (i) adverse trends in the ultimate number of asbestos claims filed against Hanson’s US subsidiaries; (ii) increases in the cost of resolving current and future asbestos claims as a result of adverse trends relating to settlement costs, dismissal rates, legal fees and/or judgement sizes; (iii) decreases in the amount of insurance available to cover asbestos claims as a result of adverse changes in the interpretation of insurance policies or the insolvency of insurers; (iv) the emergence of new trends or legal theories that enlarge the scope of potential claimants; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on Hanson’s US subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the US litigation process; (vii) adverse changes in the mix of asbestos-related diseases with respect to which asbestos claims are made against Hanson’s US subsidiaries, and (viii) potential legislative changes.

In light of such factors, the liability of Hanson’s US subsidiaries for resolving asbestos claims may be materially different from current estimates and the impact of such claims, both before and after 2010, might have a material adverse effect on Hanson’s consolidated financial condition, results of operations and cash flow. However, assuming that current trends continue, Hanson does not expect that the liability and costs associated with its asbestos claims will have such a material adverse effect and, even assuming a material deterioration in current trends, on the evidence available to it Hanson does not expect that such claims would impact the ability of Hanson to continue as a going concern.

In addition to US asbestos claims, Hanson’s former and existing subsidiaries are subject from time to time to bodily injury and property damage claims and lawsuits, both on an individual and class action basis, either directly or as a result of indemnity obligations. Such claims and lawsuits relate primarily to former US chemical products and operations, in particular those relating to the wood treating and coal tar derivative industries; products and operations which are unrelated to Hanson’s present business and activities. In such cases where one of Hanson’s subsidiaries is involved, there are often several potential defendants named in the claim or lawsuit.

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Since the Demergers no settlements have been paid by, or judgements rendered against, any of Hanson’s subsidiaries which have had or could have a material adverse effect on Hanson’s consolidated financial condition, results of operations or cash flow in connection with any such claims or lawsuits. In a number of instances, the claim or lawsuit has not been pursued and the subsidiary concerned has been dismissed. With respect to those claims or lawsuits that have been or are being pursued, the subsidiary concerned generally believes itself to have had or to have meritorious defences and such claims and lawsuits have been and are being vigorously defended.

Insurance issues do arise on these claims and lawsuits, both in terms of settlement and defence coverage, the outcome of which can be uncertain. In certain instances no insurance coverage may be available to the relevant subsidiary. The insurance cover referred to in note 16 relating to the Koppers’ environmental obligations does not apply to the bodily injury claims and lawsuits described in this note, although it will address certain of the property damage claims.

Hanson and various of its subsidiaries are also the subject of a number of other pending legal proceedings incidental to present and former operations, acquisitions and disposals which are unrelated to bodily injury or property damage claims. Hanson does not anticipate that the outcome of these proceedings, either individually or in aggregate, will have a material adverse effect upon Hanson’s consolidated financial condition, results of operations or cash flow.

However, in light of the uncertainties involved in any litigation and in particular in the US, where there is the added potential for punitive damage awards, there can be no guarantee that a settlement might have to be made by, or an unfavourable judgement may be rendered against, Hanson or one of its subsidiaries, which could have a material adverse effect on Hanson’s consolidated financial condition, results of operations or cash flow in connection with the above mentioned non-asbestos claims and lawsuits.

In connection with the Demergers, each of the four companies into which Hanson demerged its respective businesses agreed to indemnify Hanson against, among other things, the past, present and future obligations and liabilities of the businesses transferred to it on its respective demerger while Hanson agreed to indemnify each of these companies against, among other things, the past, present and future obligations and liabilities of all other businesses owned or previously owned by Hanson (including the businesses transferred to the other demerged companies). Neither Hanson nor any of its existing subsidiaries has incurred any liability in respect of a claim that related to the above-mentioned businesses demerged by Hanson, any such liability being borne by the relevant demerged company without liability to Hanson or any of its existing subsidiaries. The Energy Group plc, one of the demerged companies, was acquired by TXU Corp. in 1988. In November 2002, TXU Corp. announced that several of TXU Corp’s UK subsidiaries had been placed under the administration process in the UK. Following this on December 30, 2002, The Energy Group plc (now known as Energy Holdings (No 3) Limited) was put into liquidation due to its insolvency. The Energy Group plc itself will therefore be unable to fulfil its indemnification obligations to Hanson and its existing subsidiaries if and when required. Hanson is, however, not aware of any claims against it or its subsidiaries that would give rise to an indemnity obligation on the part of The Energy Group plc.

20.	Leases and other commitments

The annual commitment under non-cancellable operating leases was:

	December 31		December 31
	2002 £m	2001 £m	2002 £m	2001 £m
	Land and Buildings		Plant and Equipment
Leases expiring:
Within one year	3.0	2.0	2.4	2.4
Within two to five years	8.7	7.0	5.0	5.5
After five years	14.5	10.7	0.2	0.3

	26.2	19.7	7.6	8.2

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21.	Pensions and other post-retirement benefits

i)	The information below concerns the treatment of pensions in the group accounts under accounting standard SSAP24.

Hanson has several defined benefit pension plans, the principal ones being in the US and the UK, which cover a majority of employees. The benefits of these plans are based primarily on years of credited service and final average pensionable pay as defined under the respective plan provisions.

Employee contributions, which are at rates set according to the rules, vary between nil and 6 per cent. of pensionable pay. In relation to US funds, Hanson funding policy is to contribute amounts sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as Hanson may determine to be appropriate from time to time. In relation to UK funds, Hanson’s funding policy is to ensure that assets are always sufficient to cover accrued service liabilities with projection of future pay increases. In relation to overseas, other than US plans, Hanson’s policy is to determine contributions in accordance with best local practice.

Hanson also sponsors defined contribution plans and participates in several multi-employer plans, which provide defined benefits to Hanson’s union employees. Contributions relating to defined contribution plans are made based upon the respective plan’s provisions and contributions relating to multi-employer plans are based on negotiated collective bargaining agreements.

The total cost of all pensions to the group in the year ended December 31, 2002 was £5.1m (2001: £10.8m, 2000: £8.6m) of which £2.7m (2001: £4.4m, 2000: £0.8m) relates to plans outside the UK. Defined contributions amounted to £5.2m (2001: £5.3m, 2000: £7.4m).

The pension cost relating to UK funds is assessed in accordance with the advice of independent qualified actuaries using, in general, the projected unit method. The latest actuarial assessments of the principal funds have all been within the last three years. Past service surpluses and deficits are amortised as a level percentage of pensionable pay over the average future working lifetimes of the members.

A complete valuation of each US fund is undertaken by independent qualified actuaries every year. Pension costs for such plans are charged based upon actuarial calculations determined in accordance with required accounting standards. Costs relating to defined contribution plans are recognised based upon the respective plans’ provisions.

The assumptions used by the actuaries for the most recent valuations (carried out as at January 1, 2002 for the US plans and during 2001 for the principal UK plan) are set out below and form the basis of the 2002 profit and loss account charge):

	United Kingdom (% pa)	United States (% pa)

Rate of general increase in salaries	4.10	4.25
Rate of increase to pensions in payment	2.50	–
Discount rate applied to scheme liabilities	5.30	6.75
Expected return on assets	–	9.00

At the dates of the latest actuarial valuations of the defined benefit schemes which were within the group at December 31, 2002, the market values of the assets of the schemes amounted to approximately £1.6bn. The assessed value of these assets represented approximately 102 per cent. of the liabilities for benefits that had accrued to members, allowing for expected future increases in salaries.

Hanson also provides post-retirement health care and life insurance benefits, mainly in the US, under plans to certain groups of its retired and active employees. Hanson conforms with the provisions of the Urgent Issues Task Force Abstract 6 “Accounting for Post-Retirement Benefits other than Pensions”, which requires accrual of these costs over the period during which employees become eligible for such benefits.

At December 31, 2002 the accumulated post-retirement medical benefit obligation, as assessed by independent qualified actuaries, for retirees and currently active employees is approximately £82.4m (2001: £86.0m, 2000: £90.2m). In addition, at December 31, 2002 the group had related post retirement obligations in respect of deferred actuarial variations, calculated in accordance with the requirements of SSAP 24, of £24.4m (2001: £37.5m, 2000: £34.3m), and other unfunded post retirement obligations of £22.5m (2001: £31.8m, 2000: £39.1m). The 2002 expense has been accrued based upon actuarial calculations determined in accordance with

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required accounting standards. This resulted in the recognition of service costs for benefits earned during the 12 month period of approximately £1.0m (2001: £1.1m, 2000: £1.1m). The actuarial assumptions used to estimate the obligations vary according to the claims experience and economic conditions relevant to each plan. It has been assumed that the annual per capita cost of benefits will increase by 10 per cent. per annum depending on claims experience and economic conditions relevant to each plan. This rate is assumed to decrease by 1 per cent. a year to 5 per cent.. The weighted average discount rates used in determining the accumulated post-retirement benefit obligation were 6.75 per cent. at December 31, 2002 and 7.25 per cent. at December 31, 2001 and December 31, 2000.

ii)
The information below comprises the additional disclosures required by accounting standard FRS 17 “Retirement benefits” and shows, inter alia, what the effect on the group accounts would have been if Hanson had adopted FRS 17 “Retirement benefits” for 2002.

The date of most recent actuarial valuation of the principal UK plan is January 1, 2001. The date of the most recent valuations of the US plans is January 1, 2002. Qualified independent actuaries have updated these valuations to December 31, 2002, in order to calculate the funded status of the plans as at the year end.

The major assumptions used to determine the liabilities on a FRS 17 “Retirement benefits” basis for the significant defined benefit plans as at December 31, 2002 are set out below:

	2002		2001
	United Kingdom (% pa)	United States (% pa)	United Kingdom (% pa)	United States (% pa)

Rate of general increase in salaries	4.5%	4.25%	4.5%	4.25%
Rate of increase to pensions in payment	2.5%	–	2.5%	–
Discount rate applied to scheme liabilities	5.5%	6.75%	5.8%	7.25%
Inflation assumption	2.5%	3.50%	2.5%	3.50%

The expected rate of returns and market values of the assets of the principal defined benefit plans were as follows:

	December 31, 2002				December 31, 2001
	United Kingdom		United States		United Kingdom		United States
Market value of assets	Expected long term rate of return %	Market value £m	Expected long term rate of return %	Market value £m	Expected long term rate of return %	Market value (Restated) £m	Expected long term rate of return %	Market value £m

Equities	7.5	421.2	10.0	255.6	8.4	751.6	10.0	371.0
Bonds	4.6	588.1	6.5	199.9	5.2	319.4	7.0	211.4
Other	4.0	36.9	5.0	3.0	4.0	90.1	5.0	22.5

Total	5.7	1,046.2	8.4	458.5	7.3	1,161.1	8.8	604.9

Present value of scheme liabilities		(1,146.3)		(537.8)		(989.3)		(558.0)

(Deficit)/surplus in the plans		(100.1)		(79.3)		171.8		46.9
Surplus restrictions		–		–		(9.3)		–

Pension (deficit)/asset before deferred tax		(100.1)		(79.3)		162.5		46.9
Deferred tax		30.0		30.9		(48.7)		(16.4)

Net pension (deficit)/asset		(70.1)		(48.4)		113.8		30.5

Asset return assumptions have been reduced at the end of 2002 as compared to 2001, reflecting a generally less optimistic outlook for investment returns over the medium term. The return assumptions for the UK have been determined by reference to market values. The return assumptions for the US have been determined by reference to the historic investment performance of those plans adjusted for the less optimistic outlook. Return assumptions for all plans are subject to periodic review.

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The 2001 comparatives have been restated to incorporate the assets and liabilities of certain plans relating to discontinued operations.

In addition, the post retirement medical benefits in the US give rise to a FRS 17 “Retirement benefits” liability before deferred tax of £82.4m (£86.0m) and after deferred tax of £50.3m (£55.9m).

The effect of the FRS 17 “Retirement benefits” pension asset and post retirement medical liability on the net assets and reserves of Hanson is set out below:

	December 31
	2002 £m	2001 £m
Net assets
Net assets as stated in balance sheet	2,660.2	2,720.8
Pension asset recognised under SSAP24 (note 12)	(150.8)	(155.4)
Pension liability recognised under SSAP24 (note 15)	1.3	5.0
Other retirement benefits recognised under UITF6 (note 15)	129.3	155.3
Related deferred tax	15.5	2.2

Net assets excluding defined benefit asset/liabilities	2,655.5	2,727.9
FRS 17 “Retirement benefits” pension asset (net of deferred tax)	–	144.3
FRS 17 “Retirement benefits” pension liabilities (net of deferred tax)	(119.8)	(5.0)
FRS 17 “Retirement benefits” other retirement benefits (net of deferred tax)	(64.8)	(76.6)

Net assets including defined benefit asset/liabilities	2,470.9	2,790.6

Reserves
Profit and loss reserve as stated in balance sheet	(523.1)	(459.9)
Pension asset recognised under SSAP24 (note 12)	(150.8)	(155.4)
Pension liability recognised under SSAP24 (note 15)	1.3	5.0
Other retirement benefits recognised under UITF6 (note 15)	129.3	155.3
Related deferred tax	15.5	2.2

Profit and loss reserve excluding amounts relating to defined benefit asset/liabilities	(527.8)	(452.8)
FRS 17 “Retirement benefits” pension asset (net of deferred tax)	–	144.3
FRS 17 “Retirement benefits” pension liabilities (net of deferred tax)	(119.8)	(5.0)
FRS 17 “Retirement benefits” other retirement benefits (net of deferred tax)	(64.8)	(76.6)

Profit and loss reserve including amounts relating to defined benefit asset/liabilities	(712.4)	(390.1)

Over 2002, Hanson contributed £5.2m (£6.4m) to the defined benefit plans. In addition, contributions of £5.2m (£5.3m) were made to defined contribution plans and £6.3m (£6.8m) to multi-employer plans. The multi-employer plans have been treated as defined contribution plans for FRS 17 “Retirement benefits” purposes since it is not possible for Hanson to identify its share of the assets of the plans.

The amounts that would have been charged to the consolidated profit and loss account and consolidated statement of total recognised gains and losses under FRS 17 “Retirement benefits” for the year ended 31 December, 2002 are set out below:

Analysis of amount charged to operating profit	United Kingdom £m	United States £m	Total £m

Current service cost	26.9	9.3	36.2

Total operating charge	26.9	9.3	36.2

In addition, contributions of £12.2m were made to other pension plans, nearly all of which are defined contribution in nature.

Analysis of amount credited to other finance income	United Kingdom £m	United States £m	Total £m

Expected return on pension scheme assets	(83.4)	(51.2)	(134.6)
Interest on pension scheme liabilities	56.1	38.8	94.9

Net return	(27.3)	(12.4)	(39.7)

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Consolidated statement of total recognised gains and losses	United Kingdom £m	United States £m	Total £m

Actual return less expected return on scheme assets	(161.8)	(103.2)	(265.0)
Experience gains and losses arising on the scheme liabilities	(52.7)	20.5	(32.2)
Changes in assumption underlying the present value of the plan liabilities	(61.7)	(50.8)	(112.5)

Actuarial gain recognised in the statement of total recognised gains and losses	(276.2)	(133.5)	(409.7)

The movement in the surplus in the plans over the year to December 31, 2002 is analysed below:

	United Kingdom £m	United States £m	Total £m

Surplus in scheme at beginning of the year	171.8	46.9	218.7
Current service cost	(26.9)	(9.3)	(36.2)
Contributions	3.9	0.6	4.5
Other finance income	27.3	12.4	39.7
Actuarial gain	(276.2)	(133.5)	(409.7)
Exchange adjustments	–	3.6	3.6

(Deficit) in scheme at end of the year	(100.1)	(79.3)	(179.4)

A summary of the experience gains and losses that would have been charged to the statement of total recognised gains and losses under FRS 17 “Retirement benefits” over the year to December 31, 2002 is set out below:

History of experience gains and losses	United Kingdom	United States	Total
Difference between the expected and actual return on scheme assets:
– Amount (£m)	(161.8)	(103.2)	(265.0)
– Percentage of scheme assets	15.5%	22.5%	17.6%
Experience gains and losses on scheme liabilities:
– Amount (£m)	(52.7)	20.5	(32.2)
– Percentage of scheme liabilities	4.6%	3.8%	1.9%
Total amount recognised in statement of total recognised gains and losses:
– Amount (£m)	(276.2)	(133.5)	(409.7)
– Percentage of scheme liabilities	24.1%	24.8%	24.3%

The Chairman and the executive directors are members of defined benefit plans (the “pension plans”) which, in accordance with UK Inland Revenue limits, provide them with a maximum pension of two-thirds of basic salary on retirement. The pension plans are contributory to the extent of 5 per cent. of pensionable salary (which does not include bonuses). The directors have a normal retirement age of 60, with provision for early retirement pensions to be paid from age 55 in certain circumstances.

The following table gives details for each director of:

–	the increase in the accrued pension attributable to service since December 31, 2001.

–	the increase in the accrued pension net of inflation attributable to service since December 31, 2001.

–	the annual accrued pension payable from normal retirement age, calculated as if he had left service at December 31, 2002.

–	the transfer value of the increase of the accrued pension net of inflation and the director’s contributions calculated in accordance with actuarial guidance note GN11.

–	the transfer value of the accrued pension at December 31, 2001, calculated in accordance with actuarial guidance note GN11.

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–	the transfer value of the accrued pension at December 31, 2002, calculated in accordance with actuarial guidance note GN11.

–
the change in the transfer value over the year net of the director’s contributions. It includes the effect of fluctuations in the transfer value due to factors beyond the control of Hanson and the directors, such as market movements.

These amounts exclude any benefits attributable to additional voluntary contributions.

Directors at December 31, 2002

	Gross increase in accrued pension	Increase in accrued pension net of inflation	Accrued pension at Dec 31, 2002	Transfer value of net increase in accrued pension earned in year	Transfer value as at Dec 31, 2001	Transfer value as at Dec 31, 2002	Change in transfer value	FURBs contributions(2)
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

A J Murray	47	37	230	680	3,122	4,330	1,185	–
G Dransfield	12	2	200	25	3,316	3,866	535	–
J C Nicholls	4	3	22	44	208	314	102	115
S N Vivian	24	21	114	226	893	1,225	317	–
A J H Dougal(3)	25	14	202	338	3,535	5,719	2,153	–

(1)	No additional pension accrued to C D Collins, who reached his normal retirement age under the pension plan prior to the start of the year.
(2)
Directors who joined the pension plan after May 1989 are subject to the earnings cap (currently £97,200) on UK Inland Revenue approved pension plans. It is Hanson’s current policy to provide executives with appropriate benefits outside the pension plan in relation to that part of their salary which exceeds the cap. The contributions made during the year were subject to income tax as a benefit in kind and the director concerned (J C Nicholls) was liable to settle the tax liability himself.

(3)
A J H Dougal left Hanson on May 14, 2002. His pension after commutation is shown in the column headed ‘Accrued pension at December 31, 2002’, above. The increase in the accrued pension net of inflation and the transfer value of this net increase were calculated on the pre-commutation pension. The transfer value of the accrued pension at December 31, 2002 includes the tax free cash lump sum entitled to be received by A J H Dougal on retirement. In respect of A J H Dougal’s contractual entitlement, a special contribution of £636,700 was paid into the pension plan of which he is a member during the year with any further funding requirement as determined by the actuary to the plan to be met by way of an increase in the rate of ordinary employer contributions over three years.

22.	Subsequent events

On January 3, 2003 Hanson completed the sale of its 50 per cent. interest in North Texas Cement to its joint-venture partner for $125.4m (£78.8m). The resultant tax liability of £20.8m has been fully provided in the accounts. Pending completion of this transaction, the investment was written down to its net realisable value in the group balance sheet and transferred to current assets.

On February 18, 2003 Hanson received approval for the merger of its joint-venture cement operations in Australia, Australian Cement Holdings Pty Ltd, from the local competition authorities.

23.	Other related party transactions

During the year the group entered into transactions, in the ordinary course of business, with other related parties. Transactions entered into and trading balances outstanding at December 31, 2002 are as follows:

	2002 £m	2001 £m

Sales to related parties	27.3	27.9
Purchases from related parties	126.1	77.8
Amounts owed from related parties	8.0	8.5
Amounts owed to related parties	18.6	18.3

The related parties transactions shown above are in respect of joint ventures and associates.

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24.	Reconciliation of operating profit to net cash inflow from operating activities

	Year Ended December 31
	2002 Continuing £m	2002 Discontinued £m	2002 Total £m	2001 Total £m	2000 Total £m
					Restated

Group operating profit	307.4	(6.0)	301.4	231.4	360.7
Amortisation of goodwill	59.1	2.2	61.3	59.7	42.7
Impairments	87.0	–	87.0	163.4	–
Depreciation	177.0	2.4	179.4	187.8	169.9
Depletion	36.2	–	36.2	41.1	38.5
Movement in provisions	(39.1)	–	(39.1)	(36.6)	(39.5)
Acquisition creditors	–	–	–	–	(36.5)
(Profit)/loss on sales of tangible fixed assets	(8.0)	–	(8.0)	(11.2)	1.0
Decrease/(increase) in stocks	6.4	0.9	7.3	1.5	(28.3)
(Increase)/decrease in debtors	(33.1)	–	(33.1)	(2.0)	12.5
(Decrease)/increase in creditors	(7.7)	1.2	(6.5)	(9.6)	(13.4)

Net cash inflow from operating activities	585.2	0.7	585.9	625.5	507.6

25.	Purchase and disposal of subsidiary undertakings

	Year Ended December 31
	Purchases			Disposals
	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m
	Restated			Restated

Fixed assets	(73.7)	(39.7)	(1,068.3)	38.4	98.3	26.0
Stocks	(16.2)	(7.1)	(67.4)	37.2	6.7	1.8
Debtors	(42.7)	(34.3)	(346.6)	21.1	32.5	7.0
Cash at bank and in hand and liquid resources	(5.2)	(7.1)	(103.6)	(1.4)	–	1.9
Creditors	36.6	18.1	293.5	(14.3)	(16.7)	(9.0)
Bank overdrafts	–	–	1.8	–	–	–
Short-term loans	–	–	48.0	–	–	–
Loans and finance leases	0.2	–	237.0	(0.2)	–	(0.5)
Provisions for liabilities	2.0	2.2	15.4	(30.4)	(26.7)	(1.0)

	(99.0)	(67.9)	(990.2)	50.4	94.1	26.2
(Loss)/profit on disposals	–	–	–	(9.7)	104.6	1.2
Equity issued	–	–	381.1	–	–	–
Other non-cash consideration	–	35.3	–	–	–	–
Goodwill (Note 18)	(53.7)	(25.2)	(811.7)	1.2	25.3	2.8

Cash consideration	(152.7)	(57.8)	(1,420.8)	41.9	224.0	30.2

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26.	Analysis of net (debt)

	January 1 2002 £m	Cash flow £m	Other non- cash movement £m	Exchange movement £m	December 31 2002 £m

Cash in hand and at bank	121.5	(26.5)	6.6	(7.5)	94.1
Liquid resources
– Deposits	656.9	674.3	–	(54.4)	1,276.8
– Securities	373.6	(347.0)	–	(14.1)	12.5

Cash and investments per balance sheet	1,152.0	300.8	6.6	(76.0)	1,383.4

Overdrafts	(167.2)	85.7	–	18.1	(63.4)
Bank debt due within 1 year	(234.0)	(246.0)	(26.4)	(0.4)	(506.8)

Bank loans and overdrafts per balance sheet	(401.2)	(160.3)	(26.4)	17.7	(570.2)

Debt due within 1 year
– Debenture debt	(578.7)	18.2	(476.0)	29.5	(1,007.0)
– Finance leases	(2.5)	0.3	(1.6)	–	(3.8)

Debenture loans per balance sheet	(581.2)	18.5	(477.6)	29.5	(1,010.8)

Debt due after 1 year
– Debenture and bank debt	(1,593.1)	3.1	501.5	119.6	(968.9)
– Finance leases	(6.2)	1.0	1.8	–	(3.4)

Long term debt per balance sheet	(1,599.3)	4.1	503.3	119.6	(972.3)

Net (debt)	(1,429.7)	163.1	5.9	90.8	(1,169.9)

The cash flows are represented by cash in hand and at bank of £(26.5m) and overdrafts of £85.7m. Including acquisitions of £6.6m, this totals £65.8m and represents the consolidated cash inflow for the year after financing.

	January 1 2001 £m	Cash flow £m	Other non- cash movement £m	Exchange movement £m	December 31 2001 £m

Cash in hand and at bank	113.0	9.1	–	(0.6)	121.5
Liquid resources
– Deposits	804.2	(163.1)	–	15.8	656.9
– Securities	411.9	(51.5)	–	13.2	373.6

Cash and investments per balance sheet	1,329.1	(205.5)	–	28.4	1,152.0

Overdrafts	(560.8)	373.2	(3.8)	24.2	(167.2)
Bank debt due within 1 year	(3.0)	(210.4)	(15.7)	(4.9)	(234.0)

Bank loans and overdrafts per balance sheet	(563.8)	162.8	(19.5)	19.3	(401.2)

Debt due within 1 year
– Debenture debt	(942.7)	390.1	(10.4)	(15.7)	(578.7)
– Finance leases	(7.7)	6.6	(1.4)	–	(2.5)

Debenture loans per balance sheet	(950.4)	396.7	(11.8)	(15.7)	(581.2)

Debt due after 1 year
– Debenture and bank debt	(1,627.4)	59.4	23.1	(48.2)	(1,593.1)
– Finance leases	(6.7)	(0.9)	1.4	–	(6.2)

Long term debt per balance sheet	(1,634.1)	58.5	24.5	(48.2)	(1,599.3)

Net (debt)	(1,819.2)	412.5	(6.8)	(16.2)	(1,429.7)

The cash flows represented by cash in hand and at bank of £9.1m and overdrafts of £373.2m, which total £382.3m represent the consolidated cash inflow for the year after financing.

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	January 1 2000 £m	Cash flow £m	Acquisitions £m	Other non- cash movement £m	Exchange movement £m	December 31 2000 £m

Cash in hand and at bank	40.3	47.1	22.4	–	3.2	113.0
Liquid resources – deposits	1,256.4	(562.8)	76.3	–	34.3	804.2
Liquid resources – securities	448.4	(71.8)	3.0	–	32.3	411.9

Cash per balance sheet	1,745.1	(587.5)	101.7	–	69.8	1,329.1

Overdrafts	(589.7)	116.2	(1.8)	–	(85.5)	(560.8)
Bank debt due within 1 year	(42.6)	87.0	(46.2)	–	(1.2)	(3.0)

Overdrafts and bank debt per balance sheet	(632.3)	203.2	(48.0)	–	(86.7)	(563.8)

Debt due within 1 year
– Debenture debt	(377.1)	(524.1)	(1.8)	(1.3)	(38.4)	(942.7)
– Finance leases	(1.7)	(3.0)	–	(3.0)	–	(7.7)

Debenture loans per balance sheet	(378.8)	(527.1)	(1.8)	(4.3)	(38.4)	(950.4)

Debt due after 1 year
– Debenture and bank debt	(991.6)	(330.7)	(234.3)	0.9	(71.7)	(1,627.4)
– Finance leases	(14.1)	6.6	(2.2)	3.0	–	(6.7)

Long term net debt per balance sheet	(1,005.7)	(324.1)	(236.5)	3.9	(71.7)	(1,634.1)

Net (debt)	(271.7)	(1,235.5)	(184.6)	(0.4)	(127.0)	(1,819.2)

The cash flows, including acquisitions, of cash in hand and at bank £69.5m and overdrafts £114.4m totalling £183.9m represent the consolidated cash outflow for the period after financing.

27.	Reconciliation of net cash flow movement to movement in net (debt)

	Year Ended December 31
	2002 £m	2001 £m	2000 £m

Net cash inflow after financing	65.8	382.3	183.9
Decrease (increase) in long term debt	3.1	59.4	(330.7)
Cash transferred to/(withdrawn from) deposits	674.3	(163.1)	(562.8)
Decrease in liquid resources	(347.0)	(51.5)	(71.8)
(Increase)/decrease in short-term loans	(227.8)	179.7	(440.1)
Capital element of finance leases	1.3	5.7	6.6

Change in net debt resulting from cash flows	169.7	412.5	(1,214.9)
Loans and finance leases acquired with subsidiaries	(0.2)	–	(237.0)
Loans and finance leases relating to disposals	0.2	–	0.5
Deposits and liquid resources of business acquired	–	–	31.3
Other financing movements	(0.7)	(6.8)	(0.4)
Exchange movement	90.8	(16.2)	(127.0)

Movement in net debt in the year	259.8	389.5	(1,547.5)
Opening net (debt)	(1,429.7)	(1,819.2)	(271.7)

Closing net (debt)	(1,169.9)	(1,429.7)	(1,819.2)

Liquid resources continue to constitute term deposits of no more than one year to maturity and include marketable securities traded on an active market.

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28.	Cash flows relating to non-operating exceptional items

	Year Ended December 31
	2002 £m	2001 £m	2000 £m

Taxation receipt for group relief	15.0	0.6	17.6
Disposal of subsidiary undertakings	41.9	224.0	30.2
Disposal of fixed asset investments	2.1	–	23.4
Insurance receipts relating to terminated operations	5.0	5.6	5.7

29.	Differences between United Kingdom and United States Generally Accepted Accounting Principles

The group’s financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain significant respects from those applicable in the United States (“US GAAP”). These differences relate principally to the following items, and the effect of each of the adjustments to profit available for appropriation and shareholders equity that would be required under US GAAP is set out below.

The 2001 numbers have been restated as required by APB20 to reflect changes to the provisions for deferred taxes totalling £197.6m which were identified in the year ended 31 December, 2001 and previously reflected as a movement in shareholders’ equity, with consequential adjustments goodwill and goodwill amortisation.

Goodwill

Under UK GAAP prior to January 1, 1998, goodwill arising on acquisitions was written off directly to reserves. Since January 1, 1998, all acquired goodwill has been capitalised and amortised over a period not exceeding 20 years. On disposal of a business, the profit or loss on disposal is determined after incorporating the attributable amount of any purchased goodwill, including any previously written off goodwill to reserves.

Under US GAAP prior to January 1, 2002, goodwill arising on acquisitions prior to July 1, 2001, was capitalised and amortised over its estimated useful life, not exceeding 40 years. Under the transition provisions of SFAS142 “Goodwill and other intangible assets”, goodwill which arose during the period subsequently to July 1, 2001 is capitalised, however has not been amortised. From January 1, 2002, goodwill is no longer amortised, but is reviewed annually for impairment.

As a result of the implementation of SFAS142, the group has recognised a charge (net of tax of £8.1m) of £900.4m as the cumulative effect of a change in accounting principles.

Asset recognition

Under UK GAAP contingent assets become recognisable in accordance with the criteria set out in FRS 12 “Provisions, contingent liabilities and contingent assets”. However, there are certain circumstances under US GAAP where an asset can only be recognised if additional criteria are met.

Employee share option plans (ESOPs)

Under UK GAAP, shares held by ESOPs are recorded as fixed asset investments at cost. Under US GAAP, these shares would be treated as treasury stock and deducted from shareholders’ equity.

Pensions

The cost of post retirement benefits is based on consistent percentages of employee’s pensionable pay as recommended by independent actuaries. Under US GAAP, the pension cost or credit is determined by reference to the pension liability and the market value of the underlying plan assets, after adjustment to reflect any previously unrecognised pension obligations or assets.

For certain pension plans within the USA, the accumulated benefit obligation at December 31, 2002 exceeded the fair value of related plan assets. Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognised as a liability in the balance sheet. The adjustment resulting from the recognition of any such minimum liability, including the elimination of amounts previously recognised as a prepaid benefit cost, is reported as an intangible asset to the extent of unrecognised prior service cost with the remaining amount reported in comprehensive income.

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Experience surpluses or deficiencies, which may result where the actual performance of the scheme differs from previous actuarial assumptions, are dealt with on an aggregate basis. The group applies the 10 per cent. corridor test at the beginning of the year, to determine whether amortisation of the gain or loss is necessary. Where the gain or loss exceeds 10 per cent. of the greater of the projected benefit obligations or the market related value the scheme’s assets, this is amortised over the active participants’ average remaining service periods.

The group also provides post-retirement healthcare and life insurance benefits, mainly in the US, under plans to certain groups of its retired and active employees. The group conforms with the provisions of the UTIF6 “Accounting for post-retirement benefits other than pensions”, which require accruals of these costs over the period during which employees become eligible for such benefits. UTIF6 permits UK parent undertakings with US subsidiaries to adopt the cost of post-retirement benefits calculated for SFAS106 “Employers’ accounting for post-retirement benefits other than pensions” in their SSAP24 calculations under UK GAAP, therefore there is no reconciling item in respect of the group’s US post-retirement benefits.

Deferred tax

Deferred taxation is provided on all timing differences, except those that relate to revaluations where no sale is in process, or where it is probable that rollover relief or losses will be applied to the gain, and also to the remittance of retained earnings of overseas subsidiaries, except where no dividends have been accrued as receivable at the balance sheet date. Under US GAAP, deferred taxation is provided on all differences between the book and tax bases of assets and liabilities with certain exceptions. Deferred taxation assets under US GAAP and UK GAAP are recognised only to the extent that it is more likely than not that they will be realised.

Discontinued operations

Discontinued operations are those clearly distinguishable operations and activities which either ceased or left the group in the accounting period or soon thereafter. Under US GAAP, following the implementation of SFAS144 “Accounting for the impairment or disposal of long lived assets” on January 1, 2002, the group had no differences between UK and US GAAP in respect of discontinued operations.

Acquisition accounting

US GAAP requires that a deferred tax asset or liability be raised to reflect the difference between the tax basis of assets acquired and liabilities assumed, and their fair values at the time of acquisition. The recognition of deferred tax assets or liabilities affects the amount of goodwill recognised on acquisition. Net income under US GAAP will differ from UK GAAP to the extent that the pattern of reversal of the temporary differences acquired differs from the pattern of goodwill amortisation.

Under UK GAAP, on acquisition, provisions for reorganisation costs are not included in the fair value of assets and liabilities acquired, but are included in post acquisition costs. Certain reorganisation provisions under US GAAP are allowed to be included within the fair value at the time of acquisition.

Under UK GAAP, the inventories in acquired companies are valued at the lower of replacement cost and net realisable value. Under US GAAP, inventories are recognised at the time of acquisition on the basis of expected net sales proceeds, and are amortised over its period of use.

Joint ventures and associates

Operating profit, interest and taxation in respect of joint-ventures and associates are included in the accounts separately under each appropriate heading. Under US GAAP, joint-ventures’ and associates’ profit after tax are included on a single line within the profit and loss account.

The main adjustments that would have been necessary to reconcile the joint-ventures and associated not domiciled within the United States to US GAAP would have been in respect of deferred tax, pensions and goodwill. The group has not included a reconciling item for these adjustments, as the effect on net income is not material.

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Dividends

Under UK GAAP, final ordinary dividends are provided in the year in respect of which they are proposed on the basis of recommendation by the directors, although this requires subsequent approval by the shareholders. Interim dividends are provided for in the period for which they are declared by the directors. Under US GAAP, dividends are not provided until the dividend is formally declared.

Accounting for stock based compensation

The group operates an Inland Revenue approved sharesave scheme open to all employees, which gives a 20 per cent. discount on the fair value of its shares. Under UK GAAP no cost is recognised on awards under such a scheme. Under US GAAP, the 20 per cent. discount should be expensed over the vesting period. All plans from 2000 are impacted.

The group also operates two schemes which incorporate performance criteria, Hanson Share Option Plan and the Long Term Incentive Program (LTIP). Under UK GAAP, the cost is recognised over the performance period, based on a reasonable expectation of the extent to which the performance criteria will be met. Adjustments to this cost are made as estimates of the final cost are updated. Under US GAAP, the plans are treated as variable compensatory plans and the expense is based on the intrinsic value at each balance sheet date, spread over the performance period.

Under US GAAP, the group applies the methodologies set out in APB25 “Accounting for stock issued to employees” and related interpretations, and are permitted to adopt the disclosure only option under SFAS123 “Accounting for stock based compensation”. The pro forma disclosures have been omitted, as the application of SFAS123 effects earnings per share by less than 0.01p per share.

Derivative instruments and hedging activities

The group enters into derivative instruments to limit its exposure to interest rate and foreign exchange risks. Under UK GAAP, these instruments are measured at cost and accounted for as hedges, whereby gains and losses are deferred until the underlying transaction occurs.

Under US GAAP, derivative instruments, whether designated as a hedge or not, are required to be recognised on the balance sheet at fair value. As the group has elected not to adopt hedge accounting under SFAS133 “Accounting for derivative instruments and hedging activities”, the net income statement fully includes the changes in fair value of the derivatives.

In addition, transition adjustments were required to include the fair value of derivatives on the balance sheet on the adoption of SFAS133 at January 1, 2001. For those derivatives considered as fair hedge, the January 1, 2001 opening fair value of £17.1m was shown a current assets and liabilities – derivatives and as an adjustment to debt. The adjustment to debt is being subsequently amortised through the income statement over the residual life of the debt. For those derivatives considered as cash flow hedges, the January 1, 2001 opening value of £0.5m was shown as current assets and liabilities – derivatives and as such adjustment to other comprehensive income. The amounts in other comprehensive income are recognised as adjustments to interest expense in future periods as the related cash flows are recognised.

Foreign exchange gains and losses on disposal of business

Under UK GAAP, cumulative foreign exchange gains and losses on disposal are adjusted within reserves. Under US GAAP, these gains and losses are included in determining the profit or loss on disposal of the business.

The following is a summary of the significant adjustments to profit and shareholders’ equity which would be required if US GAAP had been applied instead of UK GAAP:

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	Year Ended December 31
Net income	2002 £m		2001 £m		2000 £m
Profit available for appropriation as reported in the consolidated profit and loss account under UK GAAP	187.4		278.8		236.4
Adjustments:
– Goodwill – amortisation	61.3		(39.3)		(37.0)
– Goodwill – impairment	58.1		11.6		–
– Fair value adjustment – inventory	(3.1)		–		–
– Debtors	(53.3)		–		–
– Change in fair value of derivatives	25.6		18.5		–
– Pensions	7.0		30.4		36.0
– Profit and loss on disposals – goodwill	–		4.5		1.6
– Profit and loss on disposals – cumulative exchange losses	(28.6)		–		–
– Interest – unwinding of discount	–		–		6.8
– Integration costs relating to Pioneer	–		–		21.7
– Taxation on above adjustments	6.0		(3.8)		(11.0)
– Taxation methodology	11.4		1.6		2.2
– Cumulative effect on adoption of SFAS142 – net of tax of £8.1m	(900.4)		–		–

Net (loss)/income as adjusted to accord with US GAAP	(628.6)		302.3		256.7

Arising from:
Continuing operations	280.0		437.9		243.5
Discontinued operations – profit from operations	1.6		16.2		13.2
Discontinued operations – loss on disposals	(9.8)		(151.8)		–

Income before cumulative effect of a change in accounting principle	271.8		302.3		256.7
Cumulative effect of a change in accounting principles	(900.4)		–		–

	(628.6)		302.3		256.7

Earnings per ordinary share
Basic – income from continuing operations	38.0	p	59.5	p	34.3	p
Basic – (loss)/income from discontinued operations	(1.1	)p	(18.4	)p	1.9	p

Basic – income before cumulative effect of a change in accounting principle	36.9	p	41.1	p	36.2	p
Basic – cumulative effect of a change in accounting principle	(122.3	)p	–		–

Basic – net (loss)/income	(85.4	)p	41.1	p	36.2	p

Diluted – income from continuing operations	38.0	p	59.4	p	34.2	p
Diluted – (loss)/income from discontinued operations	(1.1	)p	(18.4	)p	1.9	p

Diluted – income before cumulative effect of a change in accounting principle	36.9	p	41.0	p	36.1	p
Diluted – cumulative effect of a change in accounting principle	(122.1	)p	–		–

Diluted – net (loss)/income	(85.2	)p	41.0	p	36.1	p

Earnings per ADS
Basic – income from continuing operations	190.1	p	297.7	p	171.8	p
Basic – (loss)/income from discontinued operations	(5.6	)p	(92.2	)p	9.3	p

Basic – income before cumulative effect of a change in accounting principle	184.5	p	205.5	p	181.1	p
Basic – cumulative effect of a change in accounting principle	(611.3	)p	–		–

Basic – net (loss)/income	(426.8	)p	205.5	p	181.1	p

Diluted – income from continuing operations	189.8	p	296.8	p	171.3	p
Diluted – (loss)/income from discontinued operations	(5.6	)p	(91.9	)p	9.3	p

Diluted – income before cumulative effect of a change in accounting principle	184.2	p	204.9	p	180.6	p
Diluted – cumulative effect of a change in accounting principle	(610.4	)p	–		–

Diluted – net (loss)/income	(426.2	)p	204.9	p	180.6	p

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Statement of Comprehensive Income

The consolidated statement of comprehensive income under US GAAP is as follows:

	Year Ended December 31
	2002 £m	2001 £m	2000 £m
Net (loss)/income as adjusted to accord with US GAAP	(628.6)	302.3	256.7
Other comprehensive income:
– Translation adjustments for the period	(86.2)	0.9	31.2
– Change in fair value of derivatives, net of tax of £nil	0.2	(2.3)	–
– Cumulative effect of prior years on adoption of SFAS 133 – continuing operations	–	0.5	–
– Unfunded accumulated benefit obligation and additional minimum liability – net of tax of £80.3	(126.1)	–	–

Total comprehensive (loss)/income	(840.7)	301.4	287.9

Shareholders’ equity

	December 31
	2002 £m	2001 £m
Shareholders’ funds as reported in the consolidated balance sheet	2,660.2	2,720.8
Adjustments:
– Goodwill – cost	(53.8)	1,310.5
– Goodwill – accumulated amortisation	226.7	(350.5)

– Goodwill – net	172.9	960.0
– Fixed asset investments	(9.1)	(0.3)
– Debtors	(53.3)	–
– Current assets – derivatives	71.7	121.4
– Current liabilities – derivatives	(11.9)	(89.3)
– Dividends	80.0	70.3
– Pensions	102.6	302.0
– Debt	(17.3)	(15.4)
– Taxation on above adjustments	(4.3)	(90.6)
– Taxation methodology	(385.7)	(422.4)

	(54.4)	835.7

Shareholders’ equity as adjusted to accord with US GAAP	2,605.8	3,556.5

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PART IV – UNAUDITED INTERIM ACCOUNTS OF HANSON FOR THE
SIX MONTHS ENDED JUNE 30, 2003

Set out below are extracts from the text of Hanson’s unaudited interim results for the six months ended June 30, 2003, which were issued on July 31, 2003.

“2003 interim review

Overview

Profit before tax and exceptional items for the six months to June 30, 2003 was £120.6 million (£145.1m) on continuing turnover totalling £1,818.4 million (£1,842.7m). Adverse currency movements have impacted the results and account for £8.1 million of the reduction in pre-tax profit. On a constant currency basis, turnover remained unchanged and profit before tax and exceptional items for the period declined 12.0%.

Continuing turnover £m for the 6 months ended June 30, 2003

Before goodwill amortisation of £28.2 million (£31.0m) and net exceptional profit of £9.9 million (£9.2m loss), earnings per share were 16.1p (17.9p). Basic earnings per share (post goodwill and exceptional items) were 13.5p (12.5p).

Continuing trading profit (pre-exceptional/goodwill) declined by 13.0% to £194.2 million (£223.1m). Increased trading profit in Australia, the UK and continental Europe has partially offset declines in the US businesses. Significant adverse factors in the period were higher pension costs, the exchange rate effect and volume declines of 6-9% in major aggregates markets. Despite these factors, Hanson’s pricing discipline, focus on costs and cash flow generation has been maintained.

Continuing trading profit (pre-goodwill) £m for the 6 months ended June 30, 2003

Capital expenditure has increased by 62.3% to £96.4 million (£59.4m), reflecting opportunities to continue improving productivity and efficiency. Hanson is investing in some major projects. These include a new steel pipe plant in Dallas which is close to completion and the proposed replant of two quarries to the north west of Dallas. In respect of recent capital projects, the Aldershot brick plant in Toronto is now producing an annual output of 150 million bricks.

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Hanson’s financial position remains strong. Cash flow from operating activities was £217.6 million (£207.1m). Net debt at June 30, 2003 was £1,073.4 million, down from £1,169.9m at December 31, 2002, with gearing falling to 39.0% from 44.0% and pre-exceptional EBITA interest cover remaining above 5 times.

Corporate development activity illustrates the group’s commitment to developing its core products and markets through its bolt-on acquisition programme. Including transactions completed since the end of the first half, disposals of cement and ready-mixed concrete operations totalling approximately £125 million have been made and over £140 million has been invested, principally in acquisitions of US aggregates operations.

Outlook

The changes in the group’s management structure should make it more responsive to market conditions and assist in driving further cost out of the business. In addition, expansion of the group’s corporate development resources, combined with a stronger balance sheet and continuing cash flow generation, is adding to the potential for additional bolt-on acquisition activity. Together with higher levels of capital expenditure, such transactions should provide a source of growth in the future.

Because of significantly adverse weather patterns, the US construction season has been slower to get going this year. In particular, first quarter aggregates volumes were severely impacted as compared with the prior year. However, the second quarter saw a gradual improvement and this has continued into July. On the basis of these more recent trends, Hanson currently anticipates that the first half US aggregates volume decline of 6% can be reduced by the year end. In UK aggregates, demand is also currently firmer than that experienced in the first half, while Australia and the UK and US building products operations should continue to perform well.

Based on current rates, the impact of exchange is expected to be less than in the first half. Assuming normal weather patterns and no significant change in $/£ exchange rates, Hanson’s second half performance is therefore expected to be more resilient.

Dividend

An interim dividend of 5.0p (4.55p) for the year to December 31, 2003 will be paid on September 19, 2003 to shareholders on the register on August 22, 2003. This 10% increase reflects continued strong cash flow generation and dividend cover, and extends the catch-up dividend increase implemented last year. Hanson ordinary shares are expected to trade ex-dividend from August 20, 2003.

Management changes

As previously announced, Simon Vivian, Executive Director and Chief Executive of Hanson Building Materials Europe (‘HBME’), left Hanson in June following a reorganisation of some of the principal operating divisions. HBME has ceased to exist and business units within it now have different reporting lines. On behalf of the board, we would like to thank Simon for his great contribution to Hanson over the years.

In North America Jim Kitzmiller, former head of Hanson Pipe & Products, now leads a new division which combines the three regional aggregates businesses, while Richard Manning has assumed responsibility for a new building products division. In London, Patrick O’Shea combines his responsibility for Hanson Asia Pacific with leadership of Hanson’s continental European and sea-dredged aggregates operations.

Reorganisation

In North America, Hanson is now organised into two new operating groups: Hanson Aggregates and Hanson Building Products.

Hanson Aggregates North America principally produces aggregates, asphalt and ready-mixed concrete. Included within this operating group are an aggregates joint-venture in Mexico and the Permanente cement plant in northern California.

Hanson Building Products North America is divided into two sub-groups: Pipe & Products and Brick & Tile. Pipe & Products produces concrete pipes, related drainage products and pre-cast concrete products. Brick & Tile produces clay bricks, as well as having a number of roof tile plants in Florida, California and Arizona.

In the UK, Hanson is now divided into two groups: Hanson Aggregates UK, which produces aggregates, asphalt and ready-mixed concrete, and Hanson Building Products UK, which supplies bricks, concrete pipes, manholes, blocks, flooring and precast and packed products.

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Hanson Australia is a major supplier of construction materials to the Australian market, focusing on ready-mixed concrete and aggregates. There has been no change to its corporate structure.

Continental Europe & Asia is divided into two operating groups, Hanson Continental Europe & Marine (‘HCEM’) and Hanson Asia Pacific. HCEM comprises aggregates, ready-mixed concrete and asphalt operations in Spain, the Czech Republic, the Netherlands, Belgium, France, Germany and Israel, as well as the European marine dredging operations. There has been no change to Hanson Asia Pacific’s corporate structure and it operates aggregates quarries, ready-mixed concrete plants and asphalt plants in the South East Pacific, principally in Malaysia, Hong Kong, Singapore and Thailand.

Corporate development

Since the beginning of the year, Hanson has completed cement and ready-mixed concrete disposals in Texas and Arkansas totalling approximately £125 million. In line with its strategy of expanding in its core products and markets, it has successfully reinvested these proceeds and swapped assets in value-adding transactions which build up existing operations, principally in US aggregates. The net effect of the transactions completed in the year to date is to increase Hanson’s planned mineral reserves by approximately 650 million tonnes.

Corporate development update
Acquisitions (c.£140m)
–	Better Materials Corp., a US aggregates/asphalt producer
–	Two aggregates quarries in Ohio
–	One aggregates quarry in Kentucky
–	Two aggregates quarries and ready-mixed concrete operations in Western Australia
–	Three aggregates quarries in Melbourne and south east Queensland

Asset swap
–	Seven US quarries swapped for assets including five quarries which complement existing operations in Indiana and Ohio

Disposals (c.£125m)
–	Texas and Arkansas ready-mixed concrete operations
–	50% share in North Texas Cement Company

Joint-venture
–	Australian cement joint-venture with Rinker and Holcim

Capex
–	Capital expenditure increased by 62.3% to £96.4m (£59.4m)

Hanson has sold its ready-mixed concrete operations in Texas and Arkansas to Southern Star Concrete Inc for $76.6 million. These proceeds were received after the period end. This disposal follows the completion in January 2003 of the sale of Hanson’s 50% interest in North Texas Cement Company for $125.4 million. Hanson has no ambitions to be a major cement producer and will only hold ready-mixed concrete assets in those markets where it is necessary to provide a secure outlet for its aggregates production. Hanson will retain its number one position in the Texas aggregates market and will continue to benefit from an aggregates supply agreement with the ready-mixed concrete operations.

Hanson’s bolt-on acquisition spend in the first half of 2003 totalled £31.6 million, including joint-ventures. In North America, acquisitions include a 1.0 million tons p.a. aggregates quarry in Cincinnati, Ohio and a 0.7 million tons p.a. aggregates quarry in London, Kentucky. In addition, in Australia, Hanson acquired two aggregates and ready-mixed concrete operations in Western Australia, and acquired three aggregates operations in Melbourne and south east Queensland and ready-mixed concrete operations on the Sunshine Coast in Queensland from Queensland Cement Ltd (QCL).

Also in Australia, Cement Australia Pty Ltd was formed in June this year when Rinker Group Ltd, Hanson Australia and Holcim Ltd merged their Australian cement businesses, Australian Cement Holdings (ACH) and QCL. Rinker and Hanson each owned 50% of ACH while QCL was wholly owned by Holcim. Following the merger, Hanson and Rinker retain a 25% interest in Cement Australia with Holcim owning the remaining 50%.

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Since the end of June, Hanson has completed its acquisition of US aggregates producer, Better Materials Corporation. Costing $149 million, Better Materials will increase Hanson’s aggregates position in Pennsylvania and provide a new presence in New Jersey. In the year to December 31, 2002, Better Materials shipped 9.4 million tons of aggregates and 1.8 million tons of asphalt.

In addition to the above, since the end of the first half Hanson has acquired the business of Wagner Quarries Company, an independent company which owns a c.3 million tons p.a. limestone quarry in northern Ohio. Located to the west of Cleveland, Wagner represents a bolt-on to Hanson’s existing operations in the State.

In July, Hanson has also completed an asset exchange with Oldcastle Materials, Inc., a subsidiary of CRH plc, whereby Hanson has transferred seven rural quarries in Alabama, Georgia, Tennessee and Michigan for assets which include five quarries which complement Hanson’s existing northern Indiana and northern Ohio operations.

Review of operations

North America

Trading profit (pre-goodwill) from the region was £86.3 million (£124.6m). In local currency, sales fell 2.3% and trading profit (pre-goodwill) fell by 22.8% to $138.9 million ($179.9m). Volume declines in all major markets have been the principal reason for the disappointing performance. This has been influenced by particularly adverse weather in the first quarter, State budget issues and slower overall economic growth. In addition, the bulk of the group’s £12.5 million increased pension cost has been absorbed in North America.

North America
% contribution to group for the 6 months ended June 30, 2003

Continuing turnover	Continuing trading profit*
38.9%	44.4%

*Pre-goodwill amortisation

North America
Volume/price movement
% movement – for the 6 months ended June 30, 2003

	Volume	Price
Aggregates	(6.3)	1.0
Asphalt	(16.1)	6.9
Cement	(1.0)	(3.9)
Ready-mixed concrete	(0.5)	(0.1)

Bricks	(3.3)	(0.9)
Concrete products	(9.7)	0.8

Figures relate to heritage operations only

Aggregates

Trading profit (pre-goodwill) was £27.5 million (£52.3m). In local currency, trading profit declined by 41.4% to $44.3 million. Heritage aggregates volumes were down by 6.3% and prices rose by 1.0%, with the average affected by price declines in weaker markets. Cost savings have helped to offset what would have otherwise been a larger decline in profitability and the recently announced reorganisation will accelerate this progress. Particularly severe weather in the early part of the year affected almost all regions and meant a late start to the construction season. However, Southern California, Houston and Arizona have remained relatively strong, while second quarter volumes across the US have helped offset the heavier declines experienced in the first quarter.

Building Products

Trading profit (pre-goodwill) totalled £58.8 million (£72.3m). In local currency, the decline was less pronounced – a fall of $9.7 million or 9.3%. Within this division, Pipe & Products trading profit declined by $9.8 million to $67.6 million. This decline is principally weather related, but also influenced by softer underlying markets. However, prices have increased in line with inflation in the main product lines and cost performance continues to improve. Good progress continues to be made on the integration of the Choctaw concrete pipe plants which were acquired in May, 2002. Backlogs remain strong and shipment volumes have recently started to improve.

The other unit within Building Products is Brick & Tile. Here trading profit remained broadly unchanged at $27.0 million, despite a 3.3% fall in brick volumes. The new organisational structure has contributed to this performance, while the Aldershot brick plant in Ontario, Canada is now operating at close to capacity. On the roof tile side, strong demand for housing in California and expansion in Florida has contributed to both volume and price gains.

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UK

The UK business units have experienced mixed trading conditions in the period and trading profit (pre-goodwill) has risen by £2.7 million to £63.2 million (£60.5m). Strong performance in Building Products has been offset by a volume led decline in Aggregates.

UK
% contribution to group for the 6 months ended June 30, 2003

Continuing turnover	Continuing trading profit*
32.1%	32.5%

*Pre-goodwill amortisation

UK
Volume/price movement
% movement – for the 6 months ended June 30, 2003

	Volume	Price
Aggregates	(9.1)	4.4
Asphalt	1.7	3.4
Ready-mixed concrete	(1.5)	3.0

Bricks	4.2	3.8
Concrete flooring and precast concrete	1.3	4.8
Packed products	4.2	1.8

Figures relate to heritage operations only

Aggregates

Trading profit (pre-goodwill) for Aggregates fell by 6.2% to £40.5 million (£43.2m) principally as a result of lower aggregates volumes. Although sand & gravel volumes were down 9.0% and crushed rock down 9.2%, the trading margin held relatively well, declining 1ppt to 9.7%. The volume decline reflects unusually strong volumes at the start of 2002 ahead of the introduction of the Aggregates Levy, the Levy’s impact on demand for lower value products and Hanson’s southern bias. However, despite subdued market conditions, volumes in the second quarter have been broadly in line with the prior year. Also, ready-mixed concrete and asphalt volumes have been more resilient throughout the period. Despite volume pressures, selling prices have continued to move forward by approximately 3% to 6%.

Building Products

Trading profit (pre-goodwill) for Building Products has increased by 31.2% to £22.7 million (£17.3m). Performance has been helped by solid underlying demand for new housing and a strong repairs, maintenance and improvement market. This has translated into a 4.2% increase in brick volumes and 3.8% higher prices. Concrete flooring and precast concrete products demand remains healthy and packed products continues to perform well with improving margins and strong volume growth. The 2002 acquisitions of Marshalls Flooring and Mix-It are contributing in line with expectations.

Australia

Hanson Australia continues to perform well. Trading profit (pre-goodwill) increased by 59.5% to £23.6 million (£14.8m) and the operating margin increased by 2.7ppts to 9.9%. The results were supported by strong housing and infrastructure related demand and continued selling price improvement. Ready-mixed concrete volumes increased by 3.5%, while aggregate volumes were broadly in line with the prior year. Ready-mixed concrete pricing improved 13.5%, helped most recently by an April 2003 price increase, and aggregates prices are 19.8% ahead. Good progress is now being made in achieving the benefits from the recent cement joint-venture and other cost saving initiatives.

Australia
% contribution to group for the 6 months ended June 30, 2003

Continuing turnover	Continuing trading profit*
13.2%	12.2%

*Pre-goodwill amortisation

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Continental Europe & Asia

Trading profit (pre-goodwill) for this division totalled £21.1 million (£23.2m). Improved performance in Spain has been offset by continuing weakness in Asia.

Continental Europe & Asia
% contribution to group for the 6 months ended June 30, 2003

Continuing turnover	Continuing trading profit*
15.8%	10.9%

*Pre-goodwill amortisation

HCEM trading profit (pre-goodwill) increased by 23.8% to £17.7 million (£14.3m). Its two largest operations are Spain and Marine. Spain enjoyed a strong first half with business activity levels remaining high in the key markets of Barcelona and Madrid. Ready-mixed concrete volumes were up 7.0% and, thanks to the successful integration of 2002 acquisitions, aggregate volumes were 41.4% ahead. Marine profits were broadly in line with the prior year; prices continue to improve and the business continues to work on improving ship availability and cost performance.

Hanson Asia Pacific’s trading profit (pre-goodwill) declined £5.5 million to £3.4 million (£8.9m). Hong Kong, and to a lesser extent Singapore, have been affected by declining demand and reduced ready-mixed concrete selling prices. Results in Malaysia and Thailand were up, thanks largely to improved ready-mixed concrete margins.

Asbestos

As indicated in the recent trading statement, new asbestos claimants in the period totalled approximately 21,000, 3,200 less than in the second half of 2002. The majority of new claimants in the past 12 months have filed as mass claims – 12,800 in this period against 16,400 in the previous six months. Including a further 22,000 claimants to double count the Ohio claims filed against two Hanson subsidiaries, the total outstanding claimants at June 30, 2003 was 118,700 (81,500 at December 31, 2002, excluding the Ohio adjustment). The gross cost of resolving asbestos claims in the period was $19.4 million ($15.4m). After insurance, the net cost of $2.2 million ($1.8m) before tax is equivalent to $1.3 million after tax relief.

Hanson continues to believe that the vast majority of outstanding claimants are non-malignant. In addition, three-quarters of them are in Ohio and Mississippi where Hanson has not incurred any significant resolution cost to date. Hanson welcomes the continuing tort reform at State level, designed in part to limit eventually new claimants who are without serious disease or causation.

During the period Hanson has increased its gross provision for future asbestos costs by $105 million, taking the gross provision to $320 million. Offsetting this is approximately $95 million of remaining insurance cover. The provision increase results in an exceptional charge of $64.0 million (£39.8m), after an exceptional tax credit of $41.0 million (£25.4m). Hanson anticipates that it will review its asbestos provision on a six-monthly basis.

Asbestos costs – 6 monthly trend
US$	H1 ’ 03		H2 ’ 02		H1 ’ 02
Gross cost of resolution	19.4m		21.9m		15.4m
Less insurance recoveries	(17.2m	)	(19.6m	)	(13.6m	)
Net cost before tax	2.2m		2.3m		1.8m
Average gross cost/resolution ($)	3,345		1,292		12,251

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Consolidated profit and loss account
for the 6 months ended June 30, 2003 and the 12 months ended December 31, 2002

December 2002			June 2003		June 2003		June 2003		June 2002		June 2002		June 2002
			Before exceptional items Unaudited		Exceptional items Unaudited		Total Unaudited		Before exceptional items Unaudited		Exceptional items Unaudited		Total Unaudited
£m			£m		£m		£m		£m		£m		£m
		Turnover
4,000.5		Turnover – including joint-ventures and associates	1,915.0		–		1,915.0		1,989.0		–		1,989.0
(351.6)		Less joint-ventures and associates	(164.7)		–		(164.7)		(182.6)		–		(182.6)

3,648.9			1,750.3		–		1,750.3		1,806.4		–		1,806.4

3,419.3		Continuing operations	1,649.0		–		1,649.0		1,669.6		–		1,669.6
–		Acquisitions	4.9		–		4.9		–		–		–
229.6		Discontinued	96.4		–		96.4		136.8		–		136.8

3,648.9		Group turnover	1,750.3		–		1,750.3		1,806.4		–		1,806.4

(3,347.5)		Costs and overheads less other income(1)	(1,611.2)		(3.5)		(1,614.7)		(1,641.6)		(0.7)		(1,642.3)

301.4		Group operating profit	139.1		(3.5)		135.6		164.8		(0.7)		164.1
44.3		Share of joint-ventures and associates	19.8		–		19.8		25.4		–		25.4

345.7		Operating profit including joint-ventures and associates	158.9		(3.5)		155.4		190.2		(0.7)		189.5

338.7		Continuing operations	158.6		(3.5)		155.1		187.9		(0.7)		187.2
–		Acquisitions	0.7		–		0.7		–		–		–
7.0		Discontinued	(0.4)		–		(0.4)		2.3		–		2.3

345.7		Operating profit including joint-ventures and associates	158.9		(3.5)		155.4		190.2		(0.7)		189.5
		Exceptional items
9.0		Loss on disposal and termination of operations(2)–	(62.6)		(62.6)		–		(14.9)		(14.9)
2.0		Profit on disposal of fixed assets	–		–		–		–		–		–

11.0			–		(62.6)		(62.6)		–		(14.9)		(14.9)
(83.0)		Net interest (payable) and similar charges	(38.3)		–		(38.3)		(45.1)		–		(45.1)

273.7		Profit on ordinary activities before taxation	120.6		(66.1)		54.5		145.1		(15.6)		129.5

		Taxation
(91.5)		Charge for year	(30.4)		–		(30.4)		(44.3)		–		(44.3)
5.2		Exceptional items (see note 3)	–		76.0		76.0		–		6.4		6.4

(86.3)			(30.4)		76.0		45.6		(44.3)		6.4		(37.9)

187.4		Profit on ordinary activities after taxation	90.2		9.9		100.1		100.8		(9.2)		91.6

(113.5)		Dividends	(36.4)		–		(36.4)		(33.5)		–		(33.5)

73.9		Transfer to reserves	53.8		9.9		63.7		67.3		(9.2)		58.1

		Earnings per ordinary share
25.4	p	– Basic	12.2	p	1.3	p	13.5	p	13.7	p	(1.2	)p	12.5	p
33.8	p	– Before goodwill amortisation	16.1	p	1.3	p	17.4	p	17.9	p	(1.2	)p	16.7	p
25.4	p	– Diluted	12.2	p	1.3	p	13.5	p	13.6	p	(1.2	)p	12.4	p
33.7	p	– Before goodwill amortisation	16.1	p	1.3	p	17.4	p	17.9	p	(1.2	)p	16.7	p
(1)	Included within costs and overheads less other income for December 2002 are operating exceptional items of £(87.6)m.
(2)	Included in the loss on disposal and termination of operations is a charge of £65.2m in respect of the group’s exposure to asbestos liabilities. A credit of £25.4m, representing the taxation recoverable in respect of this charge, is included within the exceptional taxation items. Further details are included in note 3 to the interim financial information.

The average exchange rates used for the consolidated profit and loss account were June 30, 2003 $1.6096 to the £, June 30, 2002 $1.4438 to the £, and December 31, 2002 $1.5016 to the £.

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Consolidated balance sheet
at June 30, 2003 and at December 31, 2002

	June 2003 Unaudited £m		December 2002 £m
Fixed assets
Intangible assets	934.1		939.7
Tangible assets	2,620.3		2,615.2
Investments	206.3		196.1

	3,760.7		3,751.0

Current assets
Stocks	322.7		324.6
Debtors	1,077.7		1,049.6
Investments	12.1		101.8
Cash at bank	1,362.4		1,370.9

	2,774.9		2,846.9

Prepayments and accrued income
Amounts due from insurers for Koppers’ liabilities (see below)	169.3		199.5

	2,944.2		3,046.4

Creditors – due within one year
Debenture loans	803.2		1,010.8
Bank loans and overdrafts	41.8		570.2
Trade creditors	328.0		320.0
Other creditors	341.4		324.9
Dividends	36.7		80.0

	1,551.1		2,305.9

Net current assets	1,393.1		740.5

Total assets less current liabilities	5,153.8		4,491.5

Creditors – due after one year
Debenture and other loans	1,388.2		968.7
Bank loans	202.6		3.6

	1,590.8		972.3

Provisions for liabilities and charges
Koppers’ liabilities transferred to insurers (see above)	169.3		199.5
Provisions for other liabilities	638.3		659.5

	807.6		859.0

Capital and reserves
Share capital	1,473.9		1,473.9
Reserves	1,281.5		1,186.3

Equity shareholders’ funds	2,755.4		2,660.2

	5,153.8		4,491.5

Net debt	1,073.4		1,169.9
Net assets per ordinary share	374	p	361	p

The exchange rates used for the consolidated balance sheet were June 30, 2003 $1.6506 to the £ and December 31, 2002 $1.6016 to the £.

Approved by the board of directors on July 31, 2003
Christopher Collins Chairman
Jonathan Nicholls Finance Director

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Summary consolidated cash flow statement
for the 6 months ended June 30, 2003 unaudited

	June 2003 £m	June 2002 £m

Group operating profit	135.6	164.1
Depreciation and depletion	97.1	109.2
Amortisation of goodwill	28.2	31.0
Profit on disposal of fixed assets	(2.3)	(6.6)
Net provision utilisation	(15.9)	(12.3)
Increase in working capital	(25.1)	(78.3)

Net cash inflow from operating activities	217.6	207.1
Dividends received from joint-ventures and associates	7.1	10.5
Returns on investments and servicing of finance	(28.4)	(46.8)
Taxation	(10.5)	(20.1)
Purchase of tangible fixed assets	(96.4)	(59.4)
Sale of tangible fixed assets	14.6	22.1
Acquisitions of businesses and investments	(31.6)	(103.6)
Disposals of businesses and investments	92.6	40.7
Dividends paid	(79.7)	(70.3)
Management of liquid resources	(12.8)	(33.4)

Net cash inflow (outflow) before financing	72.5	(53.2)

Financing
Issue of ordinary share capital	–	2.3
(Decrease) increase in gross debt	(65.5)	153.2

Net cash (outflow) inflow from financing	(65.5)	155.5

Net cash inflow after financing	7.0	102.3

Reconciliation of net cash flow movement to movement in net debt
(Increase) decrease in long-term debt	(656.7)	3.7
Cash added to deposits	25.7	393.0
(Decrease) in liquid resources	(12.8)	(359.7)
Decrease (increase) in short-term loans	722.2	(156.9)

Change in net debt resulting from cash flows	85.4	(17.6)
Other financing movements	(0.5)	(0.3)
Exchange movement	11.6	43.7

Movement in net debt in the period	96.5	25.8
Opening net (debt)	(1,169.9)	(1,429.7)

Closing net (debt)	(1,073.4)	(1,403.9)

Statement of total recognised gains and losses
for the 6 months ended June 30, 2003 unaudited

	June 2003 £m	June 2002 £m

Profit on ordinary activities after taxation	100.1	91.6
Currency translation differences on foreign net equity	31.5	(50.6)

Total recognised gains and losses recognised since last Annual Report	131.6	41.0

The average exchange rates for the summary consolidated cash flow statement and the statement of total recognised gains and losses were June 30, 2003 $1.6096 to the £, and June 30, 2002 $1.4438 to the £.

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Segment information
for the 6 months ended June 30, 2003 unaudited

	Profit		Turnover
	June 2003 £m	June 2002 £m	June 2003 £m	June 2002 £m
Operating profit and turnover including joint-ventures and associates
North America
Hanson Aggregates	20.5	44.8	404.0	469.0
Hanson Building Products	51.6	65.2	303.0	337.8

	72.1	110.0	707.0	806.8
UK
Hanson Aggregates	37.7	40.4	419.0	404.1
Hanson Building Products	22.1	17.0	165.2	128.2

	59.8	57.4	584.2	532.3
Australia	18.2	9.6	239.2	205.7
Continental Europe & Asia
Hanson Continental Europe & Marine	16.6	13.2	176.7	173.3
Hanson Asia Pacific	(0.7)	3.1	111.3	124.6

	15.9	16.3	288.0	297.9

Continuing trading profit and turnover	166.0	193.3	1,818.4	1,842.7
Property and other income	1.8	3.7	–	–
Central expenses	(8.5)	(9.1)	–	–
Discontinued	(0.4)	2.3	96.6	146.3
Operating exceptional items	(3.5)	(0.7)	–	–

	155.4	189.5	1,915.0	1,989.0

By geographical location
North America	71.5	109.2	707.0	806.8
Europe	70.4	66.0	760.9	705.6
Australia	18.2	9.6	239.2	205.7
Asia	(0.8)	3.1	111.3	124.6
Discontinued	(0.4)	2.3	96.6	146.3
Operating exceptional items	(3.5)	(0.7)	–	–

	155.4	189.5	1,915.0	1,989.0

	June 2003 Gross £m	June 2003 Goodwill £m	June 2003 Net £m	June 2002 Gross £m	June 2002 Goodwill £m	June 2002 Net £m
Continuing trading profit before goodwill amortisation
North America
Hanson Aggregates	27.5	(7.0)	20.5	52.3	(7.5)	44.8
Hanson Building Products	58.8	(7.2)	51.6	72.3	(7.1)	65.2

	86.3	(14.2)	72.1	124.6	(14.6)	110.0
UK
Hanson Aggregates	40.5	(2.8)	37.7	43.2	(2.8)	40.4
Hanson Building Products	22.7	(0.6)	22.1	17.3	(0.3)	17.0

	63.2	(3.4)	59.8	60.5	(3.1)	57.4

Australia	23.6	(5.4)	18.2	14.8	(5.2)	9.6

Continental Europe & Asia
Hanson Continental Europe & Marine	17.7	(1.1)	16.6	14.3	(1.1)	13.2
Hanson Asia Pacific	3.4	(4.1)	(0.7)	8.9	(5.8)	3.1

	21.1	(5.2)	15.9	23.2	(6.9)	16.3

Continuing trading profit	194.2	(28.2)	166.0	223.1	(29.8)	193.3

The format of the segment information presented has been changed since the 2002 Annual Report. A description of the changes is contained in the Reorganisation section on page 76.

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Notes to the interim financial information

1 Reconciliation of movements in shareholders’ funds for the 6 months ended June 30, 2003 and the 12 months ended December 31, 2002

	June 2003 £m	December 2002 £m
Opening shareholders’ funds	2,660.2	2,720.8
Profit on ordinary activities after taxation	100.1	187.4
Dividends
Cash – paid	–	(33.5)
– proposed	(36.4)	(80.0)

	2,723.9	2,794.7
Issue of ordinary share capital	–	2.6
Currency translation differences on foreign net equity	31.5	(137.1)

Closing shareholders’ funds	2,755.4	2,660.2

2 Analysis of net (debt)

	January 1, 2003 £m	Cash flow £m	Other non-cash movement £m	Exchange movement £m	June 30, 2003 £m
Cash and investments per balance sheet	1,383.4	4.6	–	(25.6)	1,362.4

Overdrafts	(63.4)	15.3	–	32.6	(15.5)
Bank debt due within one year	(506.8)	496.1	–	(15.6)	(26.3)

Bank loans and overdrafts per balance sheet	(570.2)	511.4	–	17.0	(41.8)
Debt due within one year
Debenture debt	(1,007.0)	226.3	2.5	(19.9)	(798.1)
Finance leases	(3.8)	0.3	(1.6)	–	(5.1)

Debenture loans per balance sheet	(1,010.8)	226.6	0.9	(19.9)	(803.2)
Debt due after one year
Debenture and bank debt	(968.9)	(658.2)	(3.2)	40.1	(1,590.2)
Finance leases	(3.4)	1.0	1.8	–	(0.6)

Long-term debt per balance sheet	(972.3)	(657.2)	(1.4)	40.1	(1,590.8)

Net (debt)	(1,169.9)	85.4	(0.5)	11.6	(1,073.4)

3 Exceptional items

Included in the loss on disposal and termination of operations of £62.6m (June 2002 £14.9m) within exceptional items, is a charge of £65.2m (June 2002 £nil) in respect of the group’s exposure to asbestos liabilities arising from former subsidiaries. The charge was based on a reappraisal of the group’s exposure to such liabilities. The exceptional taxation credit of £76.0m (June 2002 £6.4m) includes a credit of £25.4m (June 2002 £nil) which represents the taxation recoverable in respect of this charge and a release of £50.0m (June 2002 £nil) relating to prior years.

4 Provisions

Koppers’ environmental obligations and related costs relate to the former US chemical operations disposed of by Beazer PLC prior to its acquisition by Hanson in 1991. Beazer and certain of its subsidiaries remain contractually and statutorily liable for certain environmental costs relating to these discontinued operations. During 1998 an agreement was signed under which the funding and risk of the environmental liabilities were underwritten by subsidiaries of two re-insurance companies, Centre Solutions (a member of the Zurich Group) and Swiss Re at a cost of a one-off premium and related transaction costs totalling $275.0m. This provides insurance cover of $800.0m in perpetuity after payment of the first $100.0m of remediation costs arising since January 1, 1998. The discounted liability is now recognised in provisions and a corresponding asset representing the amounts receivable is shown in prepayments.

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5 Joint-ventures and associates

	June 2003	June 2003	June 2003	June 2002	June 2002	June 2002
	Gross turnover £m	Joint- ventures & associates £m	Group turnover £m	Gross turnover £m	Joint- ventures & associates £m	Group turnover £m
Group turnover before share of joint-ventures and associates
North America
Hanson Aggregates	404.0	31.4	372.6	469.0	35.4	433.6
Hanson Building Products	303.0	0.4	302.6	337.8	0.6	337.2

	707.0	31.8	675.2	806.8	36.0	770.8
UK
Hanson Aggregates	419.0	40.8	378.2	404.1	38.9	365.2
Hanson Building Products	165.2	–	165.2	128.2	–	128.2

	584.2	40.8	543.4	532.3	38.9	493.4

Australia	239.2	76.5	162.7	205.7	70.1	135.6

Continental Europe & Asia
Hanson Continental Europe & Marine	176.7	15.4	161.3	173.3	15.2	158.1
Hanson Asia Pacific	111.3	–	111.3	124.6	12.9	111.7

	288.0	15.4	272.6	297.9	28.1	269.8
Discontinued	96.6	0.2	96.4	146.3	9.5	136.8

	1,915.0	164.7	1,750.3	1,989.0	182.6	1,806.4

	June 2003 Gross operating profit £m	June 2003 Joint- ventures & associates £m	June 2003 Group operating profit £m	June 2002 Gross operating profit £m	June 2002 Joint- ventures & associates £m	June 2002 Group operating profit £m
Group operating profit before share of joint-ventures and associates
North America
Hanson Aggregates	20.5	2.1	18.4	44.8	2.0	42.8
Hanson Building Products	51.6	–	51.6	65.2	–	65.2

	72.1	2.1	70.0	110.0	2.0	108.0
UK
Hanson Aggregates	37.7	6.4	31.3	40.4	6.4	34.0
Hanson Building Products	22.1	–	22.1	17.0	–	17.0

	59.8	6.4	53.4	57.4	6.4	51.0

Australia	18.2	8.5	9.7	9.6	8.5	1.1

Continental Europe & Asia
Hanson Continental Europe & Marine	16.6	2.8	13.8	13.2	2.6	10.6
Hanson Asia Pacific	(0.7)	–	(0.7)	3.1	(0.2)	3.3

	15.9	2.8	13.1	16.3	2.4	13.9
Central items	(6.7)	–	(6.7)	(5.4)	–	(5.4)
Discontinued	(0.4)	–	(0.4)	2.3	6.1	(3.8)
Operating exceptional items	(3.5)	–	(3.5)	(0.7)	–	(0.7)

	155.4	19.8	135.6	189.5	25.4	164.1

6 Dividends

The board has declared an interim dividend of 5.0p per ordinary share payable on September 19, 2003 to those shareholders on the register at the close of business on August 22, 2003. The shares are expected to trade ex-dividend on August 20, 2003 (August 18, 2003 for CDI holders).

7 Basis of preparation

The accounting policies used in the preparation of the interim financial information are the same as those used in the statutory accounts for the 12 months ended December 31, 2002. The tax charge is based on the estimated annual effective rate. The figures for the 12 months to December 31, 2002 are abridged and have been extracted from the statutory accounts filed with the Registrar of Companies on which the auditors issued an unqualified report. The interim financial information does not constitute statutory accounts as defined in section 240 of the Companies Act 1985.”

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“Independent review report to Hanson PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended June 30, 2003 which comprises Consolidated Profit and Loss Account, Consolidated Balance Sheet, Summary Consolidated Cash Flow Statement, Statement of Total Recognised Gains and Losses, Segment Information and the related notes 1 to 7. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board. To the fullest extent permitted by the law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended June 30, 2003.

Ernst & Young LLP
London
July 31, 2003”

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PART V – SUMMARY OF THE SCHEME, THE HBM REDUCTION OF CAPITAL AND RELATED MATTERS

1.	Description of the Scheme

Under this Court approved scheme of arrangement made pursuant to section 425 of the Act, HBM will become the new holding company of Hanson. The Scheme is subject to the satisfaction of certain conditions, including the approval of Hanson Shareholders and the approval of the Court.

Under the Scheme:

(a)	HBM will become the new holding company of Hanson;

(b)	the Hanson Scheme Shares will be cancelled and Holders of Hanson Scheme Shares on the register of members of Hanson at the Scheme Record Time will receive:

for each Hanson Scheme Share one HBM Share

(c)
following the cancellation of the Hanson Scheme Shares, the issued share capital of Hanson will be restored to its former amount by the application of the credit arising on the balance sheet of Hanson in paying up in full, at par, shares of an equivalent number and nominal amount to be issued to HBM.

As a result of the Scheme becoming effective, HBM will become the holding company of Hanson and the issued share capital of HBM will be owned by the former Hanson Shareholders.

The Scheme Record Time is expected to be 4.30 p.m. on October 14, 2003 and the Scheme is expected to become effective after 4.30 p.m. on October 14, 2003. It is expected that the Hanson Scheme Shares will cease to be listed on the Official List and will no longer be admitted to trading on the London Stock Exchange from 7.59 a.m. on October 15, 2003, and that the HBM Shares will be admitted to the Official List and will be admitted to trading on the London Stock Exchange at 8.00 a.m. on October 15, 2003.

The Scheme will not become effective unless all the conditions of the Scheme have been satisfied or, if permitted, waived. If the Scheme has not become effective by December 31, 2003, or such later date as Hanson and HBM may agree and the Court may approve, it will lapse, in which event Hanson Shareholders will continue to hold Hanson Shares and Hanson Shares will continue to be listed on the Official List.

The implementation of the Scheme is conditional on:

(a)
the Scheme being approved by a majority in number representing not less than three-quarters by nominal value of the Hanson Shares held by those Hanson Shareholders present and voting either in person or by proxy at the Scheme Court Meeting;

(b)	the special resolution required to approve the matters necessary to give effect to the Scheme being passed by the requisite majority at the EGM;

(c)	the sanction of the Scheme and confirmation of the reduction of capital involved therein by the Court (in both cases, with or without modifications, on terms reasonably acceptable to Hanson);

(d)	Admission;

(e)	an office copy of the Scheme Court Order and the relevant minute being delivered for registration to the Registrar of Companies in England and Wales and being registered by her; and

(f)	all other necessary consents, authorisations and approvals being obtained for the Scheme.

Hanson has reserved the right (without any obligation so to do) to waive, in whole or in part, the condition in paragraph (f) above.

The Scheme Court Hearing is expected to be held at or around 10.30 a.m. on October 13, 2003 at the Royal Courts of Justice, The Strand, London WC2A 2LL. Hanson Shareholders have the right to attend the Scheme Court Hearing and to appear in person or be represented by counsel to support or oppose the sanctioning of the Scheme.

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The Scheme contains a provision, exercisable up until approval of the Scheme by the Court, for Hanson and HBM jointly to consent on behalf of all concerned at the Scheme Court Hearing to modifications of, or additions to, the Scheme or to any condition which the Court may think fit to impose or approve. The Court would be unlikely to approve any modifications or additions, or impose or approve any condition, which might be material to the interests of Hanson Shareholders, unless such shareholders were informed of any such modification, addition or condition. In such circumstances, it would be a matter for the Court to decide, in its discretion, whether or not a further meeting of Hanson Shareholders should be held. If the Court were to impose or approve a modification of, or an addition to, the Scheme or impose or approve any condition which, in the opinion of the directors of Hanson, is of such nature or importance as to require the consent of Hanson Shareholders at a further meeting, the directors of Hanson will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

The directors of Hanson will not take the necessary steps to enable the Scheme to be approved by the Court unless, at the relevant time, they consider that it continues to be in the best interests of Hanson and its Shareholders that the Scheme should become effective.

The Scheme will become effective upon the registration with the Registrar of Companies in England and Wales of the Scheme Court Order which is expected to occur on October 14, 2003.

The Scheme is governed by English law and will be subject to the jurisdiction of the courts of England. The Listing Rules, so far as they are appropriate, apply to the Scheme.

2.	HBM Reduction of Capital

The HBM Reduction of Capital is expected to be implemented as soon as practicable following Admission and is being implemented to create distributable reserves of HBM. This is a Court approved reduction of capital under section 135 of the Act, under which the nominal value of each issued and unissued share in the capital of HBM following the Scheme will be reduced from £3.00 to 10 pence, a reduction of £2.90 per share (assuming that the nominal value of one HBM Share remains at £3.00). Although the nominal value of the HBM Shares will therefore be different from the nominal value of the Hanson Shares, the actual market value should not change. The reduction in the nominal value is necessary in order to create the distributable reserves pursuant to the Scheme. The current Shareholders of HBM passed a special resolution on July 30, 2003 to reduce its capital, as described above, conditional, among other things, upon the Scheme becoming effective and the HBM Shares being issued pursuant to the Scheme. The HBM Reduction of Capital will also require the confirmation of the Court and, if so confirmed, will create a new reserve on the balance sheet of HBM of approximately £2,137,000,000 (assuming that no further shares in Hanson are issued on or after August 10, 2003 (being the latest practicable date prior to the publication of this document) and that the nominal value of an HBM Share remains at £3.00) which will be available for general corporate purposes, including future dividends, share repurchases (although there is currently no intention so to do) and other returns of capital to Shareholders at the discretion of the Directors, subject to certain requirements for the protection of creditors of HBM.

It is not permitted for HBM Shares to be issued in return for Hanson Shares if the market value of Hanson Shares is less than the nominal value of the HBM Shares, as this would constitute an issue at a discount. For this reason, and depending on the market price of Hanson Shares at the relevant time, HBM may need to issue HBM Shares to Hanson Shareholders with a nominal value of less than £3.00. Should this occur, the HBM Reduction of Capital would still proceed although the amount of the reduction and the resulting reserves would be reduced. This should have no effect on the market value of an HBM Share.

The HBM Reduction of Capital will not become effective unless all the conditions of the HBM Reduction of Capital have been satisfied or, if permitted, waived. If the Scheme becomes effective but the HBM Reduction of Capital has not become effective by December 31, 2003, or such later date as the Court may approve, the HBM Reduction of Capital will lapse, in which event Shareholders will remain Holders of HBM Shares which will continue to have a nominal value of £3.00 each.

Implementation of the HBM Reduction of Capital is conditional on:

(a)	the Scheme becoming effective in accordance with its terms;

(b)	the HBM Shares being issued in accordance with the Scheme;

(c)	Admission;

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(d)	the confirmation of the HBM Reduction of Capital by the Court (with or without modification, on terms reasonably acceptable to HBM);

(e)	an office copy of the Reduction Court Order and the relevant minute being delivered for registration to the Registrar of Companies in England and Wales and being registered by her; and

(f)	all other necessary consents, authorisations and approvals being obtained for the HBM Reduction of Capital.

HBM has reserved the right (without obligation so to do) to waive, in whole or in part, the condition in paragraph (f) above.

The HBM Directors will not take the necessary steps to enable the HBM Reduction of Capital to be confirmed by the Court unless, at the relevant time, they consider that it continues to be in the best interests of HBM and of its Shareholders that the HBM Reduction of Capital should occur.

The Reduction Court Hearing is expected to be held on October 20, 2003 at the Royal Courts of Justice, The Strand, London WC2A 2LL. Shareholders will have the right to attend the Reduction Court Hearing and to appear in person or be represented by counsel to support or oppose the sanctioning of the HBM Reduction of Capital. The HBM Reduction of Capital will become effective upon the registration with the Registrar of Companies in England and Wales of the Reduction Court Order and the relevant minute, which is expected to occur on October 21, 2003.

3.	Admission and dealings

Application has been made to the UK Listing Authority for up to 750,000,000 (assuming that no further shares in Hanson are issued on or after August 10, 2003 (being the latest practicable date prior to the publication of this document)) HBM Shares to be admitted to listing on the Official List and application has also been made to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange. The last day of dealings in Hanson Shares is expected to be October 14, 2003. Admission of the HBM Shares to the Official List is expected to become effective, and dealings in the HBM Shares are expected to commence on the London Stock Exchange, at 8.00 a.m. on October 15, 2003. The listing of Hanson Shares is expected to be cancelled at 7.59 a.m. on October 15, 2003. These dates may be deferred if it is necessary to adjourn any meetings required to approve the arrangements described in this document or if there is any delay in obtaining the Court’s sanction of the Scheme. In the event of a delay, the application for Hanson Shares to be delisted will be deferred, so that the listing will not be cancelled until immediately before dealings in HBM Shares commence.

HBM Shares can be held in certificated or uncertificated form, and will be registered. Upon the Scheme becoming effective, share certificates for the Hanson Shares will cease to be valid and, with respect to the Hanson Shares held in uncertificated form, CRESTCo will be instructed to cancel the entitlements of the relevant Hanson Shareholders with respect to those Hanson Shares. The last date for registration of transfers of Hanson Shares is expected to be October 14, 2003.

It is expected that HBM Shares held in uncertificated form will be credited to CREST accounts on October 15, 2003 and that certificates for HBM Shares held in certificated form will be despatched by October 28, 2003.

Pending the despatch of certificates for HBM Shares, transfers of HBM Shares in certificated form will be certified against HBM’s share register. Temporary documents of title have not been, and will not be, issued in respect of HBM Shares.

All documents, certificates, cheques or other communications sent by or to Shareholders will be sent at their own risk and may be sent by post.

After the Scheme and the HBM Reduction of Capital have become effective, the HBM Shares will be equivalent to the Hanson Shares in all material respects including their dividend, voting and other rights. All mandates relating to payment of dividends on Hanson Shares, and all instructions given to Hanson by Hanson Shareholders in relation to notices and other communications in force immediately prior to the Scheme becoming effective, will, unless and until amended or revoked, be deemed as from the Scheme Effective Date to be valid and effective mandates or instructions to HBM in relation to the corresponding holdings of HBM Shares.

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4.	Overseas Shareholders

Overseas Shareholders should consult their own legal and tax advisers with regard to the legal and tax consequences of the Scheme to their particular circumstances.

The implications of the Scheme for Overseas Shareholders may be affected by the laws of the relevant jurisdictions. Such Overseas Shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of each Overseas Shareholder to satisfy him or herself as to the full observance of the laws of the relevant jurisdiction in connection with the allotment and issue of HBM Shares, including the obtaining of any governmental, exchange control or other consents which may be required, and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies due in such jurisdiction.

If, in respect of any Overseas Shareholder, HBM is advised that the allotment and issue of HBM Shares would or might infringe the laws of any jurisdiction outside the United Kingdom, or would or might require HBM to obtain any governmental or other consent or to effect any registration, filing or other formality with which, in the opinion of HBM, it would be unable to comply or which it regards as unduly onerous, then HBM may in its sole discretion either (a) determine that no HBM Shares shall be allotted and issued to such Overseas Shareholder but that instead those HBM Shares shall be allotted and issued to a nominee appointed by HBM, as trustee for such Overseas Shareholder, on terms that they shall be sold on behalf of such Overseas Shareholder as soon as reasonably practicable after the Scheme becomes effective, with the net proceeds of sale (after deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) being remitted to the Overseas Shareholder concerned at the risk of such Overseas Shareholder, or (b) determine that such HBM Shares shall be sold on behalf of such Overseas Shareholder, in which event the HBM Shares shall be issued to such Overseas Shareholder and HBM shall appoint a person to procure that those shares be sold as soon as reasonably practicable after the Scheme becomes effective, with the net proceeds of sale (after deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) being remitted to the Overseas Shareholder concerned at the risk of such Overseas Shareholder.

(a)	Hanson Shareholders resident in the United States

The HBM Shares will not be registered under the US Securities Act but will be issued in reliance on the exemption from the registration requirements of the US Securities Act provided by section 3(a)(l0) thereof. The HBM Shares issued to a Hanson Shareholder who is neither an affiliate (for the purpose of the US Securities Act) of Hanson prior to the Scheme Effective Date, nor an affiliate of HBM after the Scheme Effective Date, may be resold without restriction under the US Securities Act. Hanson Shareholders who are affiliates of Hanson prior to the Scheme Effective Date, or affiliates of HBM after the Scheme Effective Date, will be subject to certain restrictions under the US Securities Act on the resale of any HBM Shares received by them pursuant to the Scheme. For the purpose of the US Securities Act, an affiliate of either Hanson or HBM is any person that directly or indirectly controls, or is controlled by, or is under common control with, a Hanson or HBM entity. Whether a person is an affiliate of either Hanson or HBM for the purpose of the US Securities Act depends on the circumstances, but affiliates generally include officers, directors and significant shareholders. Persons who believe that they may be affiliates of either Hanson or, after the Scheme Effective Date, HBM should consult their own legal advisers prior to any sale of the HBM Shares received upon the implementation of the Scheme.

For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof with respect to the HBM Shares, Hanson will advise the Court that Hanson and HBM will rely on the section 3(a)(10) exemption based on the Court’s sanctioning of the Scheme and will view the Court’s sanctioning of the Scheme as an approval of the Scheme following a hearing on its fairness to Hanson Shareholders at which hearing all such Hanson Shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such Hanson Shareholders.

Hanson files annual reports and submits certain other information and documents to the SEC pursuant to its registration under section 12 of the US Exchange Act. Once the Scheme becomes effective, HBM will automatically succeed to Hanson’s existing US Exchange Act registration, and will be subject to the reporting requirements pursuant thereto.

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The reports and other information filed by Hanson with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at the SEC’s Public Reference Room, 450 Fifth Street, NW, Washington, D.C. 20549 and on the SEC’s website at www.sec.gov. Please call the SEC on 1-800-SEC-0330 for further information.

(b)	Hanson Shareholders resident in Australia

Neither this document nor the Circular constitutes a disclosure document for the purposes of Chapter 6D of the Corporations Act 2001 (Australia). Accordingly, the HBM Shares and HBM CDIs representing them have been issued without disclosure for the purposes of those provisions.

However, in order to facilitate the listing of HBM on ASX and the trading of the HBM CDIs on ASX, the Australian Securities and Investments Commission has granted a modification of sections 707(3) and (4) of the Corporations Act 2001 (Australia), conditional upon:

(i)	this document and the Circular being provided by HBM to ASX for release to the market prior to the time that HBM CDIs are first quoted on the financial market operated by ASX; and

(ii)	the offer for sale to which sections 707(3) and (4) of the Corporations Act 2001 (Australia) potentially apply not occurring prior to quotation of HBM CDIs on the financial market operated by ASX.

The effect of this modification is that investors who sell HBM CDIs or HBM Shares in Australia after HBM has been admitted to ASX should not be subject to any resale restriction arising from sections 707(3) and (4) of the Corporations Act 2001 (Australia).

Additional information for Hanson Shareholders resident in Australia

Disclosure of material information

Once HBM is admitted to the Official List of the UK Listing Authority, it must publicly announce any major new developments in its sphere of activity which are not public knowledge and which may constitute price sensitive information. HBM must also inform the market of all relevant information which is not public knowledge concerning a change in its financial position, performance of its business or its expectation of the performance of its business which, if made public, would be likely to lead to a substantial movement in its share price. Except for limited exceptions in respect of confidential negotiations and at times when it is not possible to release the information to a regulatory information service, price sensitive information may not be disclosed to anyone before the public announcement has been made. The UK Listing Authority has power to grant a company a dispensation from the requirement to make public information to which the general obligation of disclosure applies, if the disclosure might prejudice the company’s legitimate interests.

Disclosure of periodic financial information

As a public company incorporated in England and Wales, HBM is subject to the Act and all other laws and regulations governing companies incorporated in England and Wales.

Under Part VII of the Act, HBM is obliged to prepare audited company accounts and group accounts for each financial year. Such accounts must give a true and fair view of the state of affairs of the company, and the consolidated undertakings of the group, respectively. The accounts must be prepared in accordance with a number of requirements, including compliance with UK generally accepted accounting principles. In addition, under the Listing Rules HBM is obliged to prepare a half yearly report in respect of HBM Group’s activities and profit and loss for the first six months of the financial year.

Information to be sent to HBM Shareholders

Each HBM Shareholder must be sent the accounts, directors’ report and auditors’ report for the relevant financial year not less than 21 days prior to the general meeting at which those documents are to be laid.

HBM Shareholders must also be given notice of each general meeting of HBM, which includes the annual general meeting and any extraordinary general meeting (such as an extraordinary general meeting required for the purpose of giving an approval required by the Listing Rules).

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Regulation of change in control

The City Code

As a public company incorporated in England and Wales, the acquisition of control of HBM Shares is regulated under UK law rather than the Australian Corporations Act 2001. Relevant UK regulations include, amongst others, the UK City Code on Takeovers and Mergers (the “City Code”).

The City Code regulates takeover and merger transactions, however effected, pursuant to which control of a target in the United Kingdom, Channel Islands or the Isle of Man is to be obtained or consolidated. Control means a holding or aggregate holding of shares carrying 30 per cent. or more of the voting rights of a company, irrespective of whether the holding or holdings give de facto control.

The City Code is published and administered by the Panel on Takeovers and Mergers (the “Panel”), a non-statutory regulatory body.

General principles and rules

The City Code is based on a number of general principles (which are essentially statements of good standards of commercial behaviour). These principles relate (inter alia) to equality of treatment for target company shareholders, the dissemination, sufficiency and accuracy of information provided to shareholders, announcement of an offer, the prevention of the creation of a false market in the target securities, restrictions on the target’s board undertaking actions which could result in an offer being frustrated, a prohibition on exercising rights of control so as to oppress the minority and the duty of directors to act only in their capacity as directors (rather than having regard to any interests they may have as shareholders). In addition, where control of a company is acquired (being 30 per cent. voting control), the acquiring party will generally be obliged to make a general offer for the remaining shares. This is described in more detail below.

In addition to the general principles, the Code contains a series of rules, of which some are effectively expansions of the general principles and examples of their application, and others are provisions governing specific aspects of takeover procedure. Although most of the rules are expressed in more detailed language than the general principles, they are not framed in technical language and, like the general principles, are to be interpreted to achieve their underlying purpose. Therefore, their spirit must be observed as well as their letter and the Panel may modify or relax the application of a rule in certain circumstances.

Rule 9

Rule 9 of the City Code states that, except with the consent of the Panel, when:

•
any person acquires, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert) carry 30 per cent. or more of the voting rights of a company; or

•
any person, who together with persons acting in concert holds not less than 30 per cent. but not more than 50 per cent. of the voting rights and such person or any person acting in concert with them acquires in any period of twelve months any additional shares, such person must extend offers to the holders of any class of equity share capital whether voting or non-voting and also to the holders of any class of voting non-equity share capital in which such persons or persons acting in concert hold shares.

The rules governing substantial acquisitions of shares

The City Code also contains the rules governing substantial acquisitions of shares which restrict the speed at which a person may increase their holding of shares and rights over shares to an aggregate of between 15 per cent. and 30 per cent. of the voting rights of a company. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Regulation of dealings with directors and controlling holders of equity securities

The Directors are subject to a common law fiduciary duty not to act in a way which is contrary to the best interests of HBM. In addition to this common law duty, the Act also contains specific restrictions on tax free payments to directors, payments to directors for loss of office, transferring property to directors, making certain loans to directors or providing a guarantee or security with respect to a loan to a director.

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Depending on the size and nature of the transaction, under the Listing Rules HBM will be prohibited from entering into transactions with directors of, substantial shareholders in, and persons or entities who or which exercise significant influence over, HBM without first informing the Shareholders by way of a circular and obtaining their prior approval.

Regulation of changes in the rights attaching to securities

The Act requires special procedures to be observed before rights attaching to HBM Shares can be varied. If the rights to be varied are attached to a class of shares otherwise than by HBM’s memorandum or articles, those rights may only be varied if:

•	the Holders of three-quarters in nominal value of the issued shares of the class consent in writing to the variation; or

•	an extraordinary resolution passed at a separate general meeting of the Holders of that class sanctions that variation.

Some additional procedures for variation of class rights may apply, depending on the source of the original right (for instance, if the rights are attached to the class of shares by HBM’s memorandum or articles) and the purpose of the variation (for instance if the variation of rights is connected with an approval for the allotment of shares or a reduction of share capital).

Shareholders have limited rights to object to a variation of rights which is otherwise approved by Shareholders in accordance with the appropriate procedure. Holders of not less than 15 per cent. of the issued shares of the class in question (who did not consent to or vote in favour of the variation) may apply to the court within 21 days after the variation has been approved to have the variation cancelled. If the court is satisfied that the variation would unfairly prejudice the shareholders of the class represented by the applicant, the court may make an order disallowing the variation.

This document has been prepared for the purposes of complying with English law and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if the document had been prepared in accordance with the laws of jurisdictions outside England.

5.	Further information on ADSs

(a)	Trading HBM ADSs on the NYSE

Hanson Shares are not, and HBM Shares will not be, listed nor quoted on any exchange or market in the United States. Rather, Hanson, like many other non-US companies, has an ADR facility in the United States. Certain Hanson Shares are deposited with the ADS Depositary. Each Hanson ADS represents the right to receive five of these Hanson Shares. A Hanson ADS also represents the right to receive any other property received by the ADS Depositary on behalf of the owner of the ADS. The Hanson ADSs in turn are evidenced by Hanson ADRs which, subject to certain terms and conditions, are issued by the ADS Depositary in respect of the entitlements to the deposited Hanson Shares. Hanson ADSs currently trade on the NYSE in the United States.

As at the Scheme Effective Date, HBM and the ADS Depositary will establish a new ADR facility upon terms substantially similar to the Hanson ADR facility, except that certain developments relating to ADSs have warranted the updating of the HBM ADR facility. Following the Scheme Effective Date, the Hanson Shares underlying each Hanson ADS will be cancelled and, for every one Hanson Share, one HBM Share will be issued to the ADS Depositary for deposit in the HBM ADR facility. Certificated holders of Hanson ADSs will be requested to exchange their Hanson ADRs evidencing their Hanson ADSs for HBM ADSs.

It is intended that, subject to the Scheme becoming effective, application will be made to list the HBM ADSs representing the deposited HBM Shares on the NYSE. Trading of the HBM ADSs on the NYSE is expected to begin approximately one day after cessation of trading of Hanson ADSs.

A general summary of certain of the rights and entitlements of holders of HBM ADSs is set out below. Further information about the rights of holders of HBM ADSs is available from HBM.

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(b)	Manner of holding HBM ADSs

An owner of HBM ADSs may hold HBM ADSs either directly, by means of an entry of the holder’s name on the books and records of the ADS Depositary, or indirectly, through a brokerage or safekeeping account, with the appropriate broker or bank being entered as the direct holder of the HBM ADSs on the books and records of the ADS Depositary. Holders of HBM ADSs held through a brokerage or safekeeping account must rely on the procedures of their broker or bank to assert their rights as holders and should consult with their broker or bank to determine what those procedures are. Direct ownership of ADSs will be reflected in periodic statements provided by the ADS Depositary to each holder shown on its books and records at that time and, unless requested by a direct holder, no HBM ADR certificates will be issued.

(c)	Summary of certain rights attaching to HBM ADSs

References to “holders” in the following summary of rights attaching to HBM ADSs refer to direct holders of HBM ADSs.

Dividends and other shareholder entitlements

Holders of HBM ADSs will generally have the right to receive distributions made on the HBM Shares deposited in the ADR facility. Such distributions will be received by the ADS Depositary and then allocated to the holders of the HBM ADSs in proportion to the number of HBM ADSs held as of a specified record date.

Distributions may take the form of cash, HBM Shares or HBM ADSs, rights to purchase HBM Shares or HBM ADSs, or other property. Any allocation of the distributions by the ADS Depositary to the holders of HBM ADSs will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the ADR facility, and a portion of the distributions may be withheld and/or sold in order to pay such fees, expenses, taxes and governmental charges.

No distribution will be allocated to the holders of HBM ADSs if such allocation would violate any laws, including US securities laws, or if it is operationally impracticable. In the event that an allocation of a distribution is not made for one of the foregoing reasons, the proceeds from the sale of the distributed property by the ADS Depositary will be allocated to the holders of the HBM ADSs in proportion to the number of HBM ADSs held by each holder as of a specified record date.

The ADS Depositary will arrange for the conversion of all foreign currency received into US dollars if such conversion is practicable and lawful.

Withdrawal of shares upon cancellation of ADSs

Holders of HBM ADSs will be entitled to present their HBM ADSs to the ADS Depositary for cancellation and receive the corresponding number of underlying HBM Shares at the office of the ADS Depositary or its custodian. Any holder wishing to withdraw underlying HBM Shares will be required to pay the ADS Depositary cancellation fees and any charges and taxes payable upon the transfer of the shares being withdrawn. However, holders will not be able to sell on the NYSE any HBM Shares withdrawn, as only the HBM ADSs can be traded on the NYSE.

Transactions in HBM ADR certificates

Holders of HBM ADR certificates are entitled to transfer, combine or split up their HBM ADRs. Each of the foregoing transactions will require the presentation of the HBM ADR certificates, if any, to the ADS Depositary and the payment of all applicable fees, taxes, expenses and charges. Transfers will require documentation such as proof of identity, proper endorsements and transfer stamps. The transactions will be recorded on the books and records of the ADS Depositary.

Voting rights

As holders of HBM ADSs will not appear on the share register of HBM as legal holders of the underlying HBM Shares, any right conferred on Shareholders including voting rights, may only be exercised by holders of HBM ADSs by means of them instructing the ADS Depositary. The ability of the ADS Depositary to carry out voting instructions may be limited by practical and legal constraints and the terms of the securities on deposit.

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6.	Further information on CDIs

(a)	Trading HBM Shares on ASX

An application has been made by HBM to be listed on the ASX as an ‘exempt foreign entity’ and for quotation of the HBM CDIs following that listing.

HBM CDIs are units of beneficial ownership of HBM Shares. The legal title to the underlying HBM Shares is held by the CDI Depositary (being CHESS Depositary Nominees Pty Limited, a subsidiary of ASX). All the day to day administration with respect to HBM CDIs will be carried out by the CDI Registrar.

CDIs are a common form of security in Australia for trading shares of a company incorporated outside Australia, and are used because the law of the country of incorporation does not recognise the paperless transfer of shares through the ASX electronic clearing and settlement system (known as CHESS).

A general summary of the rights and entitlements of holders of HBM CDIs is set out below. Further information about CDIs in general is available from ASX Perpetual Registrars Limited, 580 George Street, Sydney, NSW 2000, Australia, CHESS or any Australian stockbroker.

(b)	Summary of rights attaching to CDIs

Converting from a CDI holding to a certificated holding

CDI holders may at any time convert their CDI holding to a holding of the underlying shares by:

(i)	in the case of issuer-sponsored CDIs, notifying the CDI Registrar; or

(ii)	in the case of CDIs sponsored on the CHESS sub-register, notifying their CHESS participant (usually a stockbroker).

In both cases, once the CDI Registrar has been notified, it will transfer the relevant number of shares from the CDI Depositary into the name of the holder. However, converting HBM CDIs to HBM Shares will prevent the holder from selling their shares on the ASX, as only the CDIs can be traded on the ASX.

Dividends and other shareholder entitlements

The SCH Business Rules have force by virtue of the Corporations Act 2001 (Australia) and require the issuer to treat holders of HBM CDIs, in respect of dividends and other entitlements, as if they were the holders of the underlying HBM Shares. The SCH Business Rules ensure that holders of HBM CDIs will have all the direct economic benefits of legal ownership (such as the right to receive the same dividends, rights issues and bonus issues) to which direct holders of shares are entitled. If a cash dividend or any other cash distribution is declared in a currency other than Australian dollars, the CDI Registrar (acting as the CDI Depositary’s agent) will convert the dividend or other cash distribution into Australian dollars and then distribute this to the holders of HBM CDIs in accordance with each CDI holder’s entitlement.

Takeovers

If a takeover bid is made in respect of any of the shares of which the CDI Depositary is the registered holder, the CDI Depositary is prohibited from accepting the offer made under the takeover bid except to the extent that acceptance is authorised by the CDI holders in accordance with the SCH Business Rules.

Other rights

As holders of HBM CDIs will not appear on the share register as legal holders of the underlying HBM Shares, any other right conferred on Shareholders may only be exercised by holders of HBM CDIs by means of them instructing the CDI Depositary.

Trading in HBM CDIs

Holders of HBM CDIs who wish to trade in the underlying HBM Shares will be transferring beneficial title rather than legal title. The transfer will be settled electronically by delivery of the relevant holding of HBM CDIs through CHESS, thereby avoiding the need to effect settlement by the physical delivery of certificates. The mechanics for trading in the HBM Shares which are represented by HBM CDIs are no different to trading in other CHESS approved securities.

Further information on trading HBM CDIs electronically on the ASX is available from the ASX and Australian stockbrokers.

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PART VI – TAXATION

The following paragraphs are intended as a general guide only. They do not constitute tax advice to any Shareholders and may not be applicable to certain Shareholders, including persons not resident in the United Kingdom, the United States or Australia for tax purposes.

The information summarises advice received by the Directors in respect of current legislation and current fiscal authority published practice as at the date of this document. This Part summarises the key tax consequences for UK, US and Australian resident Shareholders with regard to the ongoing taxation of dividends and disposals of HBM Shares.

All Shareholders are strongly recommended to consult their own independent advisers before taking any action in relation to the Scheme if they are in any doubt as to their tax position.

1.	Shareholders resident in the United Kingdom

The following paragraphs address Shareholders who are resident or ordinarily resident in the United Kingdom for tax purposes (unless express reference is made to non-UK resident Shareholders), and who hold their shares beneficially as investments. These paragraphs may not be applicable to certain Shareholders, including but not limited to, insurance companies, dealers in securities and Shareholders who are not beneficial owners of their Hanson Shares, such as trustees. Investors in these categories, should, where necessary, seek their own independent advice in relation to the tax effects of the Scheme.

(a)	Dividends

No tax will be withheld by HBM when it declares and pays a dividend.

A United Kingdom resident Shareholder who receives a dividend will be entitled to a tax credit currently at the rate of 1/9th of the cash dividend paid (equal to 10 per cent. of the aggregate of the net dividend and related tax credit). The net cash dividend received by an individual, together with the tax credit, are both included in arriving at an individual’s total income for UK tax purposes. The tax credit is then set against the individual’s overall tax liability.

The lower rate of income tax on dividend income is currently 10 per cent. This means that the tax credit will discharge the income tax liability of an individual Shareholder who is not liable to income tax at a rate greater than the basic rate. The higher rate of income tax on dividends is currently 32.5 per cent., so that a Shareholder who is a higher rate taxpayer will have further income tax to pay at a rate of 22.5 per cent. of the dividend and related tax credit.

Tax credits will not generally be repayable to Shareholders, subject to certain reliefs for charities. However, individual Shareholders who hold their shares in an Individual Savings Account or a Personal Equity Plan will be entitled to recover the tax credit on dividends paid by HBM until April 2004.

A UK resident corporate Shareholder will not generally be liable to corporation tax on any dividend received from HBM and the dividend and related tax credit will constitute franked investment income.

(b)	Taxation on a sale of HBM Shares

Shareholders who are resident or ordinarily resident in the United Kingdom for taxation purposes, or Shareholders who are not resident nor ordinarily resident in the United Kingdom but who carry on a trade, profession or vocation in the United Kingdom through a branch or agency and have used, held or acquired their HBM Shares for the purposes of such trade, profession or vocation or such branch or agency, may, depending on their personal circumstances, be liable to tax on chargeable gains arising from the sale or other disposal of their HBM Shares for the purposes of the Taxation of Chargeable Gains Act 1992.

In computing chargeable gains, Shareholders who received HBM Shares under the Scheme will be treated as if the HBM Shares are the same asset as the Hanson Shares, acquired at the same time as the Hanson Shares and for the same acquisition cost.

For corporate Shareholders, indexation allowance on the acquisition cost of the HBM Shares should be available until the date of disposal of the HBM Shares. Broadly, indexation allowance increases the acquisition cost of an asset for tax purposes in line with the rise in the retail prices index. Indexation allowance cannot be used to create or increase a loss for tax purposes.

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Where an individual Shareholder acquired, or is deemed to have acquired, his HBM Shares prior to April 1, 1998, indexation allowance on the acquisition cost of HBM Shares will be available up to and including March 31, 1998. No indexation allowance will be available where an individual Shareholder acquired, or is deemed to have acquired, his HBM Shares after March 31, 1998. For periods from and including April 1, 1998 the rate of capital gains tax paid by an individual is effectively reduced the longer he has owned or is deemed to have owned his HBM Shares after April 5, 1998, up to a maximum of, generally, 10 years. This is known as taper relief. In certain circumstances, shares held on March 17, 1998 will be treated as having been held for one extra year for the purposes of taper relief. In general, no taper relief is given until shares have been held for at least three years.

More generous rates of taper relief are available from April 6, 2000 to certain individuals, including employees holding shares or securities in HBM or who previously held shares or securities in Hanson.

(c)	Stamp duty and stamp duty reserve tax (“SDRT”)

No stamp duty or SDRT will be payable by Shareholders as a result of the implementation of the Scheme or the HBM Reduction of Capital.

Broadly, any subsequent agreement to transfer any shares in HBM will normally give rise to a liability on the purchaser to SDRT, at the rate of 0.5 per cent. of the consideration paid. If an instrument of transfer of such shares is subsequently produced, it will generally be subject to stamp duty at the rate of 0.5 per cent. of the consideration paid, rounded up to the nearest £5.00. If such instrument of transfer is produced and the stamp duty is paid within 6 years of the agreement to transfer, the SDRT charge will be cancelled and any SDRT already paid will be refunded.

Where shares are transferred into CREST, there will be no charge to stamp duty or SDRT on the transfer (unless made for a consideration, in which case SDRT at the rate of 0.5 per cent. of the actual consideration paid will be payable).

Where HBM Shares are issued or transferred to issuers of depositary receipts or providers of clearance services (or their nominees or agents), stamp duty or SDRT (as appropriate) may be payable. In the case of stamp duty, this is generally at the higher rate of 1.5 per cent. (rounded up if necessary to the nearest multiple of £5.00) of the amount or value of the consideration provided, and in the case of SDRT at the higher rate of 1.5 per cent. of the amount or value of the consideration payable (if in money or money’s worth) or, in any other case, the open market value of the HBM Shares.

The above statements are intended as a general guide to the current stamp duty and SDRT position. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate than mentioned above or may, although not primarily liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

In general, liability to pay stamp duty or SDRT is that of the transferee or purchaser.

2.	Shareholders resident in the United States

The following paragraphs are intended as a general guide only and are based on current provisions of the US Internal Revenue Code of 1986, as amended, current and proposed US Treasury regulations promulgated thereunder, and administrative and judicial decisions, all of which are subject to change, possibly on a retrospective basis.

This discussion addresses only US Shareholders that beneficially own and hold HBM Shares as capital assets and use the US dollar as their functional currency, and that are either a citizen or resident of the United States for United States federal income tax purposes, or a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organised under the laws of the United States or any political subdivision thereof, or an estate the income of which is subject to United States federal income taxation regardless of its sources, or a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (each a “US Shareholder” for the purposes of this discussion).

The discussion does not consider the tax treatment of beneficiaries of trusts or estates, partnerships or other pass-through entities or persons who hold HBM Share through a partnership or other pass-through entity.

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This discussion does not address all aspects of US federal income taxation, such as US federal gift or estate tax, nor state or local taxation. It does not address the tax consequences for financial institutions, insurance companies, dealers in securities or foreign currencies, persons subject to the alternative minimum tax, persons owning directly, indirectly or by attribution five per cent. or more of the HBM Shares, persons carrying on a trade or business in the United Kingdom through a permanent establishment, or persons who acquired HBM Shares as compensation.

In the discussion below, references to Hanson Shares and HBM Shares also include Hanson ADSs and HBM ADSs, respectively.

US Shareholders and holders of Hanson ADSs should consult their tax advisers with regard to the application of the United States federal income tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

(a)	Taxation of dividends

Subject to the discussion below under the heading “Passive Foreign Investment Company Considerations,” a US Shareholder will be required to include in gross income as ordinary income the amount of any dividend paid on HBM Shares on the date the dividend is received to the extent the dividend is paid out of HBM’s current or accumulated earnings and profits, as determined for United States federal income tax purposes. Dividends in excess of these earnings and profits will be applied against, and will reduce, the US Shareholder’s basis in the HBM Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of HBM Shares. In addition, dividends of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends-received deduction otherwise available to corporations. Under recently enacted tax legislation, dividends to non-corporate taxpayers may qualify for reduced rates of taxation of 15 per cent. or lower if HBM Shares or ADSs are readily tradable on an established securities market in the United States (it is expected that this will be the case) and that the US Shareholder meets certain conditions (including holding period requirements). Dividends paid by HBM will not qualify for reduced rates of taxation if HBM is a passive foreign investment company: see paragraph (c) below.

Dividends paid out of current or accumulated earnings in foreign currency to a US Shareholder will be includable in the income of a US Shareholder in a US dollar amount calculated by reference to the exchange rate on the date the dividend is received, regardless of whether the dividend is in fact converted into US dollars on such date. A US Shareholder that receives a foreign currency dividend and converts the foreign currency into US dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the US dollar, which will generally be United States source ordinary income or loss.

The United Kingdom does not currently apply a withholding tax on dividends under its internal laws.

(b)	Taxation on a sale of HBM Shares

Subject to the discussion below under the heading ‘Passive Foreign Investment Company Considerations’, upon a sale of HBM Shares, a US Shareholder will recognize capital gain or loss in an amount equal to the difference between such US Shareholder’s adjusted tax basis in the HBM Shares and the US dollar value of the amount realised on the sale. A US Shareholder’s basis in HBM Shares received under the Scheme should be the same as its basis in the Hanson Shares. A US Shareholder’s holding period with respect to the HBM Shares should include the holding period of the Hanson Shares exchanged.

Capital gain from a sale of HBM Shares held for more than one year should be a long-term capital gain and should therefore be eligible for reduced rates of taxation for individuals and certain non-corporate taxpayers. Gain or loss recognised by a US Shareholder on a sale of HBM Shares generally will be treated as US source income or loss for US foreign tax credit purposes. The deductibility of a capital loss recognised on a sale of HBM Shares is subject to limitations.

In addition, a US Shareholder that receives foreign currency upon a sale of HBM Shares and later converts the foreign currency into US dollars subsequent to receipt may have a foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the US dollar, which will generally be United States source ordinary income or loss.

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(c)	Passive Foreign Investment Company considerations

Adverse tax rules apply to shareholders in a passive foreign investment company (a “PFIC”). HBM will be a PFIC for US federal income tax purposes if 75 per cent. or more of its gross income in a taxable year, including the pro rata share of the gross income of any US or foreign company in which it is considered to own 25 per cent. or more of the shares by value, is passive income. HBM will also be considered to be a PFIC if at least 50 per cent. of its assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any US or foreign company in which HBM is considered to own 25 per cent. or more of the shares by value, are held for the production of, or produce, passive income.

The Directors believe that Hanson was not a PFIC in 2002 and that neither Hanson nor HBM will be a PFIC in 2003. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that HBM will not become a PFIC. In particular, depending upon the composition of HBM’s assets and other factors, including HBM’s market capitalization, there is a possibility that HBM may become a PFIC for 2003. If HBM were a PFIC, a US Shareholder would be required to complete IRS Form 8621 with the US Shareholder’s US federal income tax return each year. If HBM were a PFIC and a US Shareholder did not make an election to treat HBM as a ‘qualified electing fund’, as described below:

•
excess distributions by HBM to a US Shareholder would be taxed in a special way. ‘Excess distributions’ are amounts received by a US Shareholder in respect of the shares in a PFIC in any taxable year that exceed 125 per cent. of the average distributions received by that Shareholder from the PFIC in the shorter of either the three previous years or the Shareholder’s holding period for the PFIC shares before the present taxable year. Excess distributions must be allocated ratably to each day that a US Shareholder has held shares in the PFIC. A US Shareholder must include in gross income amounts allocated to the current taxable year and amounts allocable to certain years prior to the company becoming a PFIC, as ordinary income for that year. A US Shareholder must pay tax on amounts allocated to other taxable years when the company was a PFIC at the highest rate in effect for that year on ordinary income, and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax;

•
the entire amount of gain that was realised by a US Shareholder upon the sale or other disposition of shares in a PFIC will also be treated as an excess distribution and will be subject to tax as described above;

•
a US Shareholder’s tax basis in shares in a PFIC that were acquired from a descendant would not receive a step-up to fair market value as of the date of the descendant’s death but would instead be equal to the descendant’s basis, if lower.

The special PFIC rules described above will not apply to a US Shareholder if he makes an election to treat HBM as a qualified electing fund (a ‘QEF’), in the first taxable year in which (a) the US Shareholder holds HBM Shares, (b) HBM is a PFIC, and (c) HBM complies with certain reporting requirements. Instead, a shareholder of a QEF is required for each taxable year to include in income a pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.

A US Shareholder of PFIC stock that is publicly traded could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as at the close of the taxable year between the fair market value of the PFIC stock and the adjusted basis of the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the US Shareholder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

The Directors can give no assurance that HBM will have timely knowledge of its future status as a PFIC. In this regard, HBM does not assume any obligation to make timely disclosure with respect to such status. Moreover, the Directors do not plan to provide US Shareholders with the necessary information to make a QEF election. Consequently, as a practical matter, US Shareholders should assume that they will not be able to make a QEF election. A US Shareholder who holds HBM Shares during a period in which HBM is a PFIC will be subject to the foregoing rules, even if HBM ceases to be a PFIC. US Shareholders should consult

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their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to HBM Shares in the event that HBM qualifies as a PFIC.

(d)	US information reporting and backup withholding

A US Shareholder is generally subject to information reporting requirements with respect to dividends paid in the United States on HBM Shares. In addition, a US Shareholder is subject to backup withholding (currently at a rate of 28 per cent.) on dividends paid in the United States on HBM Shares unless the US Shareholder provides an IRS Form W-9 or otherwise establishes an exemption. A US Shareholder is subject to information reporting and backup withholding (currently at a rate of 28 per cent.) on proceeds paid from a sale, exchange, redemption or other disposition of HBM Shares unless the US Shareholder provides an IRS Form W-9 or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against a US Shareholder’s US federal income tax liability and may entitle such holder to a refund, provided that certain information is furnished to the IRS.

3.	Shareholders resident in Australia

The following is a general summary of the Australian income tax treatment for certain Australian tax resident individuals who hold Hanson Shares or Hanson CDIs and who receive HBM Shares or HBM CDIs under the Scheme.

This summary does not take into account the position of Australian residents who dispose of Hanson Shares or options over any Hanson Shares acquired under an employee share scheme, nor Australian residents who trade in shares or who acquired their Hanson Shares or Hanson CDIs for the purposes of resale at a profit.

In the discussion below, references to Hanson Shares and HBM Shares also include Hanson CDIs and HBM CDIs, respectively, and references to Shareholders include holders of Hanson CDIs.

As the income tax treatment may vary depending upon the specific circumstances of each Australian Shareholder, Australian Shareholders should seek their own independent tax advice regarding the consequences of acquiring, holding and disposing of Hanson Shares and HBM Shares.

(a)	Taxation of dividends

Australian Shareholders must include in their assessable income any dividends they receive from HBM. Those dividends will be foreign source income. Although paid in pounds sterling the dividends will be translated into Australian dollars for the purpose of assessment of Australian income tax.

Under the United Kingdom/Australia double tax treaty, Australian Shareholders are entitled to the same UK tax credit to which a UK individual tax resident would have been entitled. As stated above, a UK resident Shareholder will be entitled to a tax credit currently at the rate of 1/9th of the cash dividend paid (equal to 10 per cent. of the aggregate of the net dividend and related tax credit). In consequence, Australian Shareholders must ‘gross up’ the amount of any dividend received from HBM by a fraction equal to 10/9. Under the treaty, the United Kingdom has been allocated the right to impose a tax of no more than 15 per cent. of this ‘grossed up’ dividend. As a practical matter, because the amount of that tax is greater than the credit otherwise payable, no tax is collected. Although Australian Shareholders will be required to include the ‘grossed up’ dividend amount in their assessable income, they should be allowed a foreign tax credit equal to the UK tax credit.

(b)	Taxation on the disposal of HBM Shares

A disposal of HBM Shares will be a capital gains tax (“CGT”) event under Australian tax law. Where a CGT event occurs, the taxpayer must determine if a capital gain or loss may have been made. Although one or more of the components of the calculation of the capital gain or loss may be expressed in pounds sterling, those amounts must be translated to Australian dollars.

A capital gain will be made where the amount of the monetary and property consideration received (the ‘capital proceeds’) exceeds the cost base which the taxpayer has in relation to the asset which is the subject of the CGT event. Australian Shareholders who have held their HBM Shares for at least one year before their sale and, as a result of the sale of those shares, make a capital gain, will be taxable on only half of the gain made.

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A capital loss will be made where the cost base of the asset, reduced in limited cases for returns and recoupment, exceeds the capital proceeds received for the asset.

The cost base of the HBM Shares will depend upon the particular circumstances of each Australian Shareholder. Where Australian Shareholders have elected scrip for scrip roll-over relief for the Scheme, the HBM shares will have a cost base equal to the cost base that the Australian Shareholder had in the Hanson Shares. Where the Australian Shareholder does not elect scrip for scrip roll-over relief (for example, where they make a capital loss), they should obtain a cost base in the HBM Shares equal to the market value of the Hanson Shares, where the market value is measured at the Scheme Effective Date.

(c)	Foreign Investment Fund (“FIF”) regime

Shares acquired by Australian Shareholders in HBM should be exempt from taxation under the FIF regime for so long as those shares are listed on the London Stock Exchange and HBM is engaged in the manufacture of building and construction materials.

THE ABOVE PARAGRAPHS OF THIS PART VI ARE A GENERAL GUIDE ONLY AND ARE NOT EXHAUSTIVE. IF YOU ARE IN ANY DOUBT AS TO YOUR TAXATION POSITION YOU SHOULD CONSULT AN APPROPRIATE PROFESSIONAL ADVISER WITHOUT DELAY.

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PART VII – ADDITIONAL INFORMATION

1.	Responsibility

The Directors, whose names appear on page 4 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Incorporation and registered office

2.1
HBM was incorporated and registered in England and Wales on December 31, 2002 under the name Broadcast Sales Limited with registered number 4626078 as a company limited by shares under the Act. By virtue of a special resolution dated May 27, 2003, Broadcast Sales Limited changed its name to Hanson Building Materials Limited and, by virtue of a special resolution dated June 16, 2003, was re-registered as a public limited company and changed its name to Hanson Building Materials PLC.

2.2	HBM’s registered and head office is at 1 Grosvenor Place, London SW1X 7JH.

2.3	The names and functions of the Directors are set out on pages 9 and 10 of this document.

3.	HBM share capital

3.1
On incorporation, the authorised share capital of HBM was £1,000 divided into 1,000 ordinary shares of £1.00 each, of which one was issued nil paid to the subscriber and which has since been transferred fully paid to Mr G Dransfield.

3.2	On June 16, 2003:

(a)
by a special resolution passed by the sole ordinary shareholder, the authorised share capital of HBM was increased from £1,000 to £50,999 by the creation of an additional 49,999 ordinary shares of £1.00 each and 49,999 of the authorised but unissued ordinary shares of £1.00 each in the capital of HBM were re-designated as and converted into 49,999 Redeemable Preference Shares and the Directors were authorised for the purposes of section 80 of the Act to allot the Redeemable Preference Shares;

(b)	the 49,999 Redeemable Preference Shares were allotted and issued, fully paid up in cash, to Mr A J Murray;

(c)	pursuant to the authority contained in the articles of association, two ordinary shares of £1.00 each in the capital of HBM were allotted and issued, fully paid, to Mr G Dransfield;

(d)
by a special resolution passed by the sole ordinary shareholder, the HBM Articles were amended and clauses 1 and 2 of the HBM memorandum of association were also amended consequentially upon HBM changing its share capital and being re-registered as a public limited company.

3.3	The Redeemable Preference Shares will not be listed nor traded and will carry no rights to vote (other than at any meeting of their class or in respect of a resolution to wind up HBM).

3.4	By a special resolution of the sole ordinary shareholder of HBM passed on July 30, 2003:

(a)	the authorised share capital of HBM was increased from £50,999 to £3,000,049,999 by the creation of an additional 2,999,999,000 ordinary shares of £1.00 each;

(b)
the three issued ordinary shares of £1.00 each in the capital of HBM held by Mr G Dransfield were consolidated into one share of £3.00 and the 2,999,999,997 unissued ordinary shares of £1.00 each in the capital of HBM were consolidated into 999,999,999 ordinary shares of £3.00 each.

3.5	By a special resolution of the sole ordinary shareholder of HBM passed on July 30, 2003, subject to and conditional upon the Scheme becoming effective:

(a)	the HBM Directors were generally and unconditionally authorised in accordance with section 80 of the Act to allot relevant securities (within the meaning of that section):

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(i)	up to a maximum aggregate nominal amount of £2,250,000,000 as may be required in connection with the Scheme; and

(ii)
up to an aggregate nominal amount of £25,000,000 (representing approximately one third of the expected issued ordinary share capital of HBM immediately following completion of the Scheme and the HBM Reduction of Capital), such authority to expire on the conclusion of the annual general meeting of HBM to be held in 2004, save that the HBM Directors are entitled to make offers or agreements before such expiry which would or might require relevant securities to be allotted after such expiry;

(b)	the HBM Articles were adopted (as summarised in paragraph 4.2 of this Part VII);

(c)
the HBM Directors were empowered (pursuant to section 95 of the Act) to allot equity securities (as defined in section 94 of the Act (as the same is to be amended by the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003)) for cash pursuant to the authority conferred by the resolution referred to in paragraph 3.5(a) above as if section 89(1) of the Act did not apply to such allotment at any time up to the conclusion of the annual general meeting of HBM to be held in 2004 provided that the power so conferred shall be limited to:

(i)
the allotment of equity securities in connection with a rights issue or open offer in favour of holders of ordinary shares in the capital of HBM in proportion (as nearly as may be) to their existing holdings of ordinary shares but subject to such exclusions or other arrangements in relation to fractional entitlements or any legal problems under the laws of any territory, or the requirements of a regulatory body; and

(ii)	the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £3,685,000,

but so that the HBM Directors, pursuant to the power granted by such resolution, may before such expiry make an offer or agreement to allot equity securities which would or might require equity securities to be allotted after such expiry;

(d)	it was resolved to change the name of HBM to “Hanson PLC”;

(e)
subject to and conditional upon the HBM Shares required to be issued pursuant to the Scheme having been registered in the name of the persons entitled thereto, it was resolved to reduce the share capital of HBM (a) by reducing the nominal value of each issued HBM Share from £3.00 to 10 pence; and (b) by reducing the nominal value of each unissued HBM Share from £3.00 to 10 pence; and

(f)
subject to and conditional upon the HBM Reduction of Capital becoming effective, HBM was generally and unconditionally authorised to make market purchases (as defined in section 163 of the Act) of its ordinary shares of 10 pence provided that:

(i)
HBM does not purchase under such authority more than the lower of 73,696,884 ordinary shares and the number of ordinary shares (rounded down to the nearest whole number of shares) representing 10 per cent. of the number of issued ordinary shares of 10 pence each in the capital of HBM immediately after the HBM Reduction of Capital has become effective;

(ii)	HBM does not pay less than 10 pence for each ordinary share;

(iii)
HBM does not pay for each ordinary share more than 105 per cent. of the average of the middle market price of the ordinary shares of HBM as derived from the Daily Official List of the London Stock Exchange for the five Business Days immediately preceding the date on which HBM agrees to buy the ordinary shares concerned, such authority to expire on the conclusion of the annual general meeting of HBM to be held in 2004 and HBM may, before the authority expires, make a contract to purchase ordinary shares where the purchase will or may be executed after the expiry of such authority and HBM may purchase its ordinary shares in pursuance of any such contract.

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3.6	As at August 10, 2003 (the latest practicable date prior to the publication of this document), the authorised and issued share capital of HBM was as follows:

	Authorised		Issued and paid up
Class	Number	Nominal Amount	Number	Nominal Amount

HBM Shares	1,000,000,000	£3,000,000,000	1	£3.00
Redeemable Preference Shares	49,999	£49,999	49,999	£49,999

3.7
As at August 10, 2003 (being the latest practicable date prior to the publication of this document), Mr G Dransfield held one ordinary share of £3.00 in the capital of HBM and Mr A J Murray held 49,999 Redeemable Preference Shares.

3.8
Section 89 of the Act confers on the holders of HBM Shares preferential rights in respect of equity securities (as defined in section 94 of the Act (as the same is to be amended by the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003)) of HBM issued (or in the case of any treasury share, sold) for cash and applies to the balance of the authorised but unissued share capital of, and any treasury shares which may in the future be held by, HBM to the extent not disapplied under the resolution referred to in paragraph 3.5(c) above. The statutory rights of pre-emption have been disapplied in order to give the Directors flexibility in relation to rights issues or other issues of HBM Shares for cash, or the sale of HBM Shares held in treasury, involving up to five per cent. of the ordinary share capital of HBM expected to be in issue immediately following implementation of the Scheme and the HBM Reduction of Capital.

3.9
Save as disclosed in this paragraph 3 and in paragraphs 5.2, 5.3 and 7.2, there has been no issue of share or loan capital of HBM since its incorporation and no such issues are proposed and no share or loan capital of HBM or any of its subsidiary undertakings is under option or agreed, conditionally or unconditionally, to be put under option.

At the date of this document, HBM has one wholly-owned subsidiary, Hanson BM (No 1) Limited, incorporated on June 23, 2003 (which has not traded since its incorporation).

No commissions, discounts, brokerages or other special terms have been granted by HBM in connection with the issue or sale of any share or loan capital of HBM.

3.10
Other than pursuant to the Scheme, no HBM Shares have been marketed or are available in whole or in part to the public in conjunction with the application for the HBM Shares to be admitted to the Official List.

3.11
Under the Scheme, HBM will issue HBM Shares, credited as fully paid, to the Holders of Hanson Scheme Shares on the basis of one HBM Share for each Hanson Scheme Share held at the Scheme Record Time. Following the Scheme Effective Date, it is proposed that the one ordinary share held by Mr G Dransfield will be gifted back to HBM for no consideration and cancelled.

In addition, following implementation of the Scheme and the HBM Reduction of Capital, it is proposed that the Redeemable Preference Shares be redeemed, whereupon the authorised but unissued share capital in respect of the Redeemable Preference Shares shall be cancelled. Accordingly, the proposed authorised, issued and fully paid share capital of HBM as it is expected to be following implementation of the Scheme, Admission, implementation of the HBM Reduction of Capital, cancellation of the ordinary share held by Mr G Dransfield as referred to in paragraph 3.7 above and redemption of the Redeemable Preference Shares, is as follows:

	Authorised		Issued and paid up1
Class	Number	Nominal Amount	Number	Nominal Amount

HBM Shares	1,000,000,000	£100,000,000	736,968,849	£73,696,884.90

1.
The table set out above assumes that after August 10, 2003 (being the latest practicable date prior to the publication of this document) there are no issues of shares by Hanson or HBM other than in connection with the Scheme.

3.12
As at August 10, 2003 (being the latest practicable date prior to the publication of this document), Hanson had outstanding options relating to 9,746,544 Hanson Shares under the Hanson Share Schemes and 314,387 Hanson Shares relating to an option granted to Stern Stewart & Co.

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4.	Memorandum and articles of association of HBM

4.1	Memorandum of association

The objects of HBM are set out in full in clause 4 of the memorandum of association of HBM which provides that HBM’s principal object is to carry on business as a general commercial company. In addition, HBM’s specific objects include, but are not limited to, the ability to establish and administer facilities enabling Shareholders to invest or deal in shares or other securities of HBM.

4.2	Articles of association

The HBM Articles were adopted pursuant to a special resolution of HBM passed on July 30, 2003, subject to and conditionally upon the Scheme becoming effective. The HBM Articles contain (among others) provisions to the following effect:

Share Capital

At the date of adoption of the HBM Articles, the authorised share capital of HBM is £3,000,049,999, divided into 1,000,000,000 ordinary shares of £3.00 each and 49,999 non-voting Redeemable Preference Shares of £1.00 each.

Voting

Subject to any rights or restrictions as to voting attached to any class of shares at any general meeting:

(i)	on a show of hands every member who is present in person and every person present who is the duly authorised representative of one or more corporations shall have one vote; and

(ii)	on a poll every member who is present in person or by proxy has one vote for every share of which he is the holder.

A member is not entitled to vote if any calls or other monies due in respect of his shares remain unpaid and a Shareholder may be disenfranchised where he, or a person appearing to be interested in shares fails to comply with a notice from HBM requiring him to indicate the capacity in which he holds such shares or any interest in them.

Dividends and distributions

Dividends may be declared by ordinary resolution but shall in no event exceed the amount recommended by the Directors.

Subject to the rights of persons (if any) entitled to shares with special dividend rights, all dividends will be paid according to the amounts paid up (otherwise than in advance of calls) on the nominal value of the shares on shares which the dividend is paid.

The Directors may from time to time pay to the members such interim dividends as appear to them to be justified by the profits of HBM. If any member or any other person appearing to be interested in shares held by that member representing 0.25 per cent. or more of the class of shares concerned shall be in default in supplying to HBM any information required by any notice given pursuant to section 212 of the Act, the Directors may by notice to such member direct that any dividend (or any part thereof) or other monies payable on such shares (except on a winding up of HBM) shall be retained by HBM which shall have no obligation to pay interest and that any right to receive any additional shares in HBM in lieu of any dividends in accordance with the Articles shall be of no effect.

On a winding up of HBM, HBM’s assets available for distribution shall be divided among the members in proportion to the nominal amounts of capital paid up or credited as paid up on the shares held by them, subject to the terms of issue of or rights attached to any shares.

Unclaimed dividends

Any dividends unclaimed may be used for the benefit of HBM until claimed. Any dividend which is still unclaimed twelve years after having become due for payment shall be forfeited and shall revert to HBM.

Untraced Shareholders

HBM may sell any shares in HBM of a member who is untraceable if, during a period of twelve years:

(i)	no cheque order or warrant addressed to the member or the person entitled to such shares by transmission has been cashed;

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(ii)	no communication has been received from such member or any person entitled to the shares by transmission;

(iii)	HBM has paid at least three cash dividends (whether interim or final) and no such dividend has been claimed; and

(iv)	HBM gives notice to the London Stock Exchange and in both a national newspaper and a newspaper circulating in the area where the member’s last known address is located of its intention to sell.

Variation of rights

If at any time the capital of HBM is divided into different classes of shares, all or any of the rights or privileges attached to any class of share may be varied or abrogated in such manner (if any) as may be provided by such rights, or, in the absence of any such provision, with the consent in writing of the holders of three-quarters of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class.

Alteration of capital

HBM may by ordinary resolution:

(i)	increase its share capital;

(ii)	consolidate and divide all or any of its share capital;

(iii)
cancel any shares which at the date of passing of the resolution have not been taken, or agreed to be taken, by a person and diminish the amount of its capital by the amount of shares so cancelled; and/or

(iv)	subject to the Act sub-divide its shares or any of them into shares of smaller amounts.

HBM may by special resolution reduce its share capital or any capital redemption reserve or share premium account or other undistributable reserve in any manner and with and subject to any conditions, authorities and consents required by law.

Transfer of shares

All transfers of certificated shares shall be effected by instrument in writing, in any usual or common form or in any other form acceptable to the Directors and shall be signed by or on behalf of the transferor and, if the share is partly paid, by the transferee. Uncertificated shares may be transferred in accordance with the Regulations and the facilities and requirements of the relevant scheme concerned. The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register any transfer of a share:

(i)	to more than four joint holders;

(ii)	where the share is not fully paid, provided that such action does not prevent dealings in the shares from taking place on an open and proper basis;

(iii)	on which HBM has a lien;

(iv)	which is in respect of more than one class of share;

(v)	which has not been duly stamped (if so required by law); and

(vi)	which has not been delivered for registration or is not supported by evidence of transfer of title.

Directors

(i)
Each of the Directors is entitled to receive, by way of ordinary remuneration for his services in each year, such sum as the HBM Board may determine, provided that such fees shall not exceed in aggregate £500,000 per annum or such larger amount as HBM may by ordinary resolution decide. The Directors are also entitled to be repaid all travelling, hotel and other expenses necessarily incurred by them in or about the performance of their duties as Directors. The HBM Board may also grant additional special remuneration to any Director who, being called upon, performs any special duties outside his ordinary duties as a Director.

(ii)
A Director shall not be disqualified from his office by contracting with HBM, nor is any contract or arrangement entered into on behalf of HBM in which any Director is in any way interested liable to be avoided, nor is any Director so contracting or being so interested liable to account to HBM for the profit realised thereby, but the nature of his interest must be declared by the Director at a meeting of the HBM Board.

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(iii)
Save as provided below, a Director may not vote in respect of any contract or arrangement or any other proposal in which he has any material interest otherwise than by virtue of his interest in shares or debentures or other securities of, or otherwise in or through, HBM. A Director will not be counted in the quorum for a meeting in relation to any resolution on which he is debarred from voting.

(iv)
A Director shall (in the absence of a material interest other than those indicated below) be entitled to vote (and be counted in a quorum) in respect of any resolution concerning any of the following matters:

(a)	the giving of any security or indemnity to him in respect of money lent or obligations incurred by him at the request of or for the benefit of HBM or any of its subsidiaries;

(b)
the giving of any security or indemnity to a third party in respect of a debt or obligation of HBM or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c)
any proposal concerning an offer of shares or debentures or other securities in or by HBM or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(d)
any proposal concerning any other company in which he is interested directly or indirectly and whether as an officer or Shareholder or otherwise howsoever, provided that he is not the holder of a beneficial interest in one per cent. or more of any class of share capital of such company or of the voting rights available to the members of the relevant company;

(e)
any proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefit scheme which is approved by or subject to the approval of the Inland Revenue or relating to any arrangement for the benefit of employees generally which does not accord to him as a Director any privilege or advantage not generally accorded; or

(f)	any proposal concerning the purchase and/or maintenance of an insurance policy under which a Director may benefit.

(v)	There is no requirement for Directors to hold qualification shares.

(vi)
The HBM Articles do not specify any age limit for Directors, who may remain in office when they are over 70. However, any HBM Director who reaches the age of 70 shall retire and, if willing to act, must seek re-appointment at each subsequent annual general meeting.

Powers of borrowing and mortgaging

The Directors may exercise all the powers of HBM to borrow money, and to mortgage or charge the whole or any part of its undertaking, property and assets and uncalled capital, and to issue debentures and other securities. The Directors must ensure that the aggregate amount for the time being of all borrowing of HBM and its subsidiaries (other than owing by HBM and any of its subsidiary undertakings in respect of intra group borrowings) shall not at the date of any such borrowings, without the previous sanction of an ordinary resolution of HBM, exceed an amount equal to three times the “adjusted equity shareholders’ funds” (as defined in the HBM Articles).

Electronic Communication

Subject to the Act and any other applicable legislation, any notice or other document to be given or sent to any person by HBM is also to be treated as given or sent where HBM and that person have agreed that any notice or other document required to be given or sent to that person may instead be accessed by him electronically.

4.3	Summary of principal differences between the HBM Articles and the existing Hanson Articles

The principal differences between the HBM Articles and the existing Hanson Articles are explained below. The reasons for the differences are to bring the HBM Articles more closely in line with the Listing Rules currently in force and to reflect current practice in relation to articles of association.

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The principal differences between the HBM Articles and the Hanson Articles are:

•	to reflect the authorised share capital of HBM;

•	to detail the rights attaching to the Redeemable Preference Shares required to effect the Proposals;

•	to give effect to the Companies Act 1985 (Electronic Communications) Order 2000;

•	to permit the holding and trading of HBM Shares in uncertificated form;

•	to require 48 hours prior written notice of any proposed amendment to an ordinary resolution;

•
to permit the application of restrictions to shares where a member or another person interested in such shares fails to provide satisfactory information in relation to those shares within 14 clear days of the statutory notice;

•	to require all HBM Directors to offer themselves for re-election at least every three years;

•	to provide that any HBM Director reaching the age of 70 is required to seek re-election annually;

•	to provide that a HBM Director may be removed by an ordinary resolution of which special notice has been given;

•	to provide that a Hanson Director can be removed from office by not less than three quarters of all the remaining HBM Directors;

•
to increase the borrowing powers to an amount equal to three times the “adjusted equity shareholders’ funds” (the principal adjustments being to exclude any deferred tax asset or liability and any surplus or deficit relating to pensions and other post retirement benefits from reserves).

5.	HBM Directors’ shareholdings and other interests

5.1	HBM Directors’ shareholdings

As at August 10, 2003 (being the latest practicable date prior to the publication of this document), the HBM Directors have and, immediately following the implementation of the Scheme and the HBM Reduction of Capital, the cancellation of the one existing HBM Share held by Mr G Dransfield and the redemption of the Redeemable Preference Shares, will have, and (so far as is known to the HBM Directors, or could with reasonable diligence be ascertained by them) any person connected with any of them within the meaning of section 346 of the Act has, or will have, the following interests in the share capital of Hanson and HBM respectively (which are required to be notified under sections 324 or 328 of the Act and which are required to be entered in the register maintained under section 325 of the Act) or which will be an interest of a connected person of an HBM Director which would, if a connected person was an HBM Director, be required to be disclosed in accordance with the foregoing sections of that Act and the existence of which is known to, or could with reasonable diligence be ascertained by, the HBM Director concerned, all of which are beneficial:

Director	Number of Hanson Shares	Number of HBM Shares

C D Collins	133,069	133,069
A J Murray	198,661	198,661
G Dransfield	116,231	116,231
J C Nicholls	55,715	55,715
S L Keswick	5,000	5,000
The Rt. Hon. Lord Baker of Dorking CH	3,625	3,625
W F Blount	1,000	1,000
The Baroness Noakes DBE	7,600	7,600

Total	520,901	520,901

Mr C D Collins also has a non-beneficial interest in 6,875 Hanson Shares, and he will have a non-beneficial interest in the same number of HBM Shares, in addition to those referred to in the table above.

The numbers of shares in the second column represent the number of HBM Shares in which each HBM Director will be beneficially interested upon the Scheme becoming effective and following the HBM Reduction of Capital, assuming that there will be no change in the numbers of Hanson Shares in which the Directors are interested between August 10, 2003 (being the latest practicable date prior to the publication of this document) and the Scheme Effective Date.

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As set out in paragraph 3.7 above, Mr G Dransfield holds one HBM Share of £3.00 and Mr A J Murray holds 49,999 Redeemable Preference Shares. If the Scheme becomes effective the one ordinary share held by Mr G Dransfield will be gifted by him back to HBM and cancelled. In addition, if the Scheme and the HBM Reduction of Capital become effective the Redeemable Preference Shares will be redeemed and cancelled.

5.2	HBM Directors’ options

As at August 10, 2003 (being the latest practicable date prior to the publication of this document), the HBM Directors held the following options over Hanson Shares under Hanson Share Schemes:

Title of plan	Number of Hanson Shares under option	Grant date	Exercise price per share (pence)	Performance period	Expiry date

Hanson Executive A Option Scheme

C D Collins	42,685 80,383 39,872	14.01.1994 16.12.1994 21.12.1995	482.6 412.3 356.4	n/a n/a n/a	13.01.2004 15.12.2004 20.12.2005

A J Murray	21,065 26,054 72,834	14.01.1994 16.12.1994 21.12.1995	482.6 412.3 356.4	n/a n/a n/a	13.01.2004 15.12.2004 20.12.2005

G Dransfield	28,272 87,035 69,112	14.01.1994 16.12.1994 21.12.1995	482.6 412.3 356.4	n/a n/a n/a	13.01.2004 15.12.2004 20.12.2005

Hanson Executive Option Plan

A J Murray	232,438	01.03.2003	290.4	01.03.2003 – 28.02.2006	28.02.2013

G Dransfield	61,272 64,970 103,306	15.05.2001 01.03.2002 01.03.2003	473.3 461.75 290.4	15.05.2001 –14.05.2004 01.03.2002 –28.02.2005 01.03.2003 –28.02.2006	14.05.2011 29.02.2012 28.02.2013

J C Nicholls	61,272 69,302 127,410	15.05.2001 01.03.2002 01.03.2003	473.3 461.75 290.4	15.05.2001 –14.05.2004 01.03.2002 –28.02.2005 01.03.2003 –28.02.2006	14.05.2011 29.02.2012 28.02.2013
Hanson Sharesave Scheme

A J Murray	2,971	27.09.2002	318	n/a	31.05.2006

G Dransfield	3,099 2,603	27.09.2002 05.10.1998	318 265	n/a n/a	31.05.2008 31.05.2004

J C Nicholls	2,263	28.09.2001	428	n/a	31.05.2005

No payment was required for the grant of these options.

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Subject to the Scheme becoming effective, participants in the above schemes may opt to be treated as holding options over an identical number of HBM Shares. The HBM Directors intend to exchange their existing share options over Hanson Shares, subsisting at the Scheme Effective Date, held under the above-mentioned schemes and plan for replacement options over an equivalent number of HBM Shares, subject to the Scheme becoming effective, and they also do not intend to exercise any of the options shown above prior to, or as a consequence of, the Scheme becoming effective. The performance conditions applicable to the replacement options under the Hanson Executive Option Plan will remain the same.

5.3	Awards under the Hanson Incentive Plan

As at August 10, 2003 (being the latest practicable date prior to the publication of this document), the HBM Directors held the following conditional awards of Hanson Shares under the Hanson Incentive Plan.

	Number of Hanson Shares under conditional award	Award date	Performance period	Vesting date

A J Murray	79,821	22.09.2000	22.09.2000 – 21.09.2003	22.09.2003
	172,220	15.05.2001	15.05.2001 – 14.05.2004	15.05.2004
	194,806	01.03.2002	01.03.2002 – 28.02.2005	01.03.2005
	278,926	01.03.2003	01.03.2003 – 28.02.2006	01.03.2006

G Dransfield‘	59,712	22.09.2000	22.09.2000 – 21.09.2003	22.09.2003
	61.272	15.05.2001	15.05.2001 – 14.05.2004	15.05.2004
	64,970	01.03.2002	01.03.2002 – 28.02.2005	01.03.2005
	103,306	01.03.2003	01.03.2003 – 28.02.2006	01.03.2006

J C Nicholls	57,890	22.09.2000	22.09.2000 – 21.09.2003	22.09.2003
	61.272	15.05.2001	15.05.2001 – 14.05.2004	15.05.2004
	69,302	01.03.2002	01.03.2002 – 28.02.2005	01.03.2005
	127,410	01.03.2003	01.3.2003 – 28.02.2006	01.03.2006

No payment was required for the grant of these awards.

Subject to the Scheme becoming effective, participants in the Hanson Incentive Plan may opt to be treated as holding an identical number of HBM Shares under replacement awards. The HBM Directors intend to exchange their existing awards, subsisting at the Scheme Effective Date, held under the Hanson Incentive Plan, for replacement awards over an equivalent number of HBM Shares, subject to the Scheme becoming effective. The performance conditions attached to the replacement awards under the Hanson Incentive Plan will remain the same.

Awards are payable in Hanson Shares or cash, at the discretion of Hanson, in full or in part after a performance period of three years, depending on the extent to which performance conditions have been satisfied. The performance periods of the awards end in September 2003, May 2004, March 2005 and March 2006 respectively, and no entitlement has yet been earned.

Save as set out in paragraphs 5.1 to 5.3 of this Part VII, no HBM Director (nor any person connected with them) has any interests (beneficial or non-beneficial) in the share capital of Hanson or HBM, nor holds an interest in any other securities of the Existing Group or HBM Group.

5.4	HBM Directors’ other interests

No HBM Director has nor has had any interest, direct or indirect, in any transaction which is or was unusual in its nature or conditions, or which is significant to the business of the Existing Group or HBM Group, which was effected by any member of the Existing Group or HBM Group during the current or immediately preceding financial year, or during any earlier financial year, and which remains in any respect outstanding or unperformed.

There are no outstanding loans or guarantees which have been granted or provided to, or for the benefit of, any of the HBM Directors by any member of the Existing Group or HBM Group.

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5.5	Other directorships

Save as set out below, the HBM Directors have not held any directorships of any company (other than companies in the Existing Group or HBM Group and companies which are subsidiaries of companies of which the HBM Director is or was also a director) or partnership within the five years prior to the date of this document:

Name of Director	Current directorships and partnerships	Previous directorships and partnerships

C D Collins	Alfred McAlpine plc; Collins Wines Limited; Forth Ports plc; Kimblewick Properties Limited; Old Mutual plc; The Go-Ahead Group plc; Regent Education Group Limited; Hanson Pension Trustees Limited	RGC Limited (Australia)

A J Murray	National Stone, Sand and Gravel Association; Hanson Pension Trustees Limited	None

J C Nicholls	None	None

G Dransfield	City of London Heliport Limited; Electricity Pensions Limited; Hanson Pension Trustees Limited	Personal Communication Networks Limited

S L Keswick	Jardine Lloyd Thompson Group plc; Jardine Motors Group plc; Keswick Foundation Limited; Matheson & Co. Limited; Matheson Financial Holdings Limited; The Fleming Mercantile Investment Trust plc; Dairy Farm International Holdings Limited (Bermuda); Jardine Matheson Holdings Limited (Bermuda); Jardine Pacific Holdings Limited (Bermuda); Jardine Strategic Holdings Limited (Bermuda); Jardine International Motor Holdings Limited (Bermuda); Mandarin Oriental International Limited (Bermuda); Hong Kong Land Holdings Limited (Bermuda); Keswick Limited (Hong Kong); JMIB Holdings NV (Netherlands)	Cheltenham & Gloucester College Development Trust Limited; Lancaster plc

The Rt. Hon. Lord Baker of Dorking CH	Business Serve plc; Collaboration Technology Limited; Monstermob Limited; Millennium Chemicals Inc. (USA); Museum of Empire and Commonwealth Trust (Trustee); Northern Edge Limited; Royal London Society for the Blind; Search Engineers Limited; Stanley Leisure plc; Telecom 21 Limited; The Belmont Press (London) Limited; The Museum of British History; Teather & Greenwood Limited	The Virtual Orchestra Company Limited; BiblioTech Limited (Education Advisory Board); Inter-Hopper Limited; Collingham Securities Limited; The Blackstone Group LLP (Advisor); Wavetek Corporation, Inc. (USA)

W F Blount	Adtran Corp. (USA); Alcatel Corp. (France); B Digital Prop. Limited; Caterpiller Inc. (USA); Entergy Corp (USA); J I Ventures, Inc. (USA)	Cypress Communications Inc. (USA)

The Baroness Noakes DBE	Carpetright plc; English National Opera; Eastbourne College (Governor); Goudhurst House Management Limited; John Laing plc; Reuters Founders Share Company Limited; Social Market Foundation; Solutions in Staffing and Software Limited	Inland Revenue’s Department Board; Court of the Bank of England; London Business School (Governor); Marlborough College (Governor)

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At the date of this document, none of the HBM Directors:

(a)	has any unspent convictions in relation to indictable offences;

(b)	has been bankrupt or entered into an individual voluntary arrangement;

(c)
was a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors’ voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company’s creditors generally or with any class of creditors;

(d)	has been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

(e)	has had his assets the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership; or

(f)
has been subject to any public criticism by any statutory or regulatory authority (including any designated professional body) nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

6.	HBM Directors’ service contracts and emoluments

6.1	Executive HBM Directors

All executive HBM Directors will retain their service contracts with Hanson. As at August 10, 2003 (being the latest practicable date prior to the publication of this document), their salaries were as follows:

Director	Annual salary (£)

A J Murray	570,000
J C Nicholls	370,000
G Dransfield	300,000

The executive HBM Directors are entitled to the following benefits:

(a)	Annual bonus scheme

The executive HBM Directors are entitled to participate in the annual bonus scheme, which is calibrated by reference to target levels of bonus. Each year the participant receives one third of an accumulated bonus bank, which is updated for the year’s performance compared to target. For the financial year 2003, Mr A J Murray’s target level of bonus is 62.5 per cent. of basic salary, Mr J C Nicholls’ target level of bonus is 50 per cent. of basic salary and Mr G Dransfield’s target level of bonus is 37.5 per cent. of basic salary. Annual bonus scheme payments are not included in calculating pensionable earnings.

(b)	Pension plan

All the executive HBM Directors are members of a Hanson defined benefit plan (the “Pension Plan”) which has been approved by the Inland Revenue and which, in accordance with Inland Revenue limits, provides them with a maximum pension of two thirds of basic salary on retirement. The Pension Plan is contributory to the extent of 5 per cent. of pensionable salary (which does not include bonuses). The executive HBM Directors have a normal retirement age of 60, with the right to receive early retirement pensions to be paid from the age of 55 in certain circumstances.

HBM Directors who joined or join the Pension Plan after May 1989 are subject to the earnings cap on Inland Revenue approved pension plans. It is current policy to provide executives, including Mr J C Nicholls, with appropriate benefits outside the Pension Plan in relation to that part of their salary which exceeds the cap. Such contributions are subject to income tax as a benefit in kind and executives, including Mr J C Nicholls, are liable to settle the tax liability themselves.

(c)	Notice periods and termination payments

Each of the executive HBM Directors has a rolling service contract which is terminable by Hanson on giving 52 weeks’ notice or by the HBM Director giving six months’ notice. Termination payments are limited to the executive HBM Directors’ normal compensation, including basic salary, annual incentives and benefits for the unexpired portion of the notice period. Pensionable service will

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also accrue for the unexpired portion of the notice period. In the event that Hanson terminates the service contracts the unexpired portion of the notice period will count towards the calculation of entitlements under the Hanson Incentive Plan and the Hanson Executive Option Plan; these awards would remain subject to performance conditions, however.

(d)	Other benefits

The value of other benefits provided to each executive HBM Director (in his capacity as a director of Hanson) in the year to December 31, 2002 was as follows:

Director	Benefit (£)

A J Murray	29,000
G Dransfield	19,000
J C Nicholls	65,000

Total	113,000

Benefits included the provision of a company car (or cash allowance), health insurance, life cover, accommodation allowance (for Mr A J Murray) and cash in lieu of pension allowance (for Mr J C Nicholls). Each executive HBM Director is entitled to 25 days’ annual holiday and the reimbursement of business expenses.

6.2	Non-executive HBM Directors

Although Mr C D Collins is a non-executive Director, he is employed by Hanson under the terms of a service contract, entered into on February 22, 1999 and subsequently amended by letter on December 1, 2000, which extended his appointment as Chairman to the date of the annual general meeting in 2005, unless terminated earlier on the provision of 52 weeks’ notice by either party. His termination payment is limited to his annual salary and benefits. Mr C D Collins’ annual salary under his service contract is £170,000, and the value of the other benefits provided to him in 2002 was £18,000.

None of the other non-executive HBM Directors has a service contract with Hanson, but each person is engaged under the terms of an appointment letter.

Pursuant to the terms of their appointment letters with HBM, each of Mr S L Keswick, The Rt. Hon. Lord Baker of Dorking CH, Mr W F Blount and The Baroness Noakes DBE have agreed to act as non-executive HBM Directors with effect from July 30, 2003. Subject to the Scheme becoming effective, they will each receive from HBM, with effect from the conclusion of the month in which the Scheme becomes effective, reasonable expenses and an annual fee (which is inclusive of fees payable for being a member and, where relevant, chairman of HBM’s committees of the board), in each case subject to annual review, as follows:

Non-executive Director	Annual fee (£)

S L Keswick	50,500
The Rt. Hon. Lord Baker of Dorking CH	45,500
W F Blount	39,000
The Baroness Noakes DBE	50,500

Total	185,500

On implementation of the Scheme, each of the non-executive Hanson Directors (other than Mr C D Collins) will resign from the board of Hanson. In the event that the Scheme is not implemented, each of the non-executive HBM Directors will resign from the HBM Board.

6.3	Remuneration of Directors

The total aggregate remuneration paid and benefits in kind granted by the Existing Group to all persons who served in the capacity as a director of Hanson during the 12 months ended December 31, 2002 (12 persons, including four directors who resigned from the board of Hanson, one during 2002 and three during 2003) was approximately £3.9 million, excluding pension contributions. These figures do not include expenses reimbursed to officers, including business travel, professional and business association dues and expenses and other benefits commonly reimbursed or paid by companies in the United Kingdom.

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HBM estimates that the total aggregate remuneration and benefits in kind that have been paid and will be payable to those persons who have served and will serve in the capacity as a director of Hanson or HBM during the 12 months ending December 31, 2003 (11 persons including three directors who resigned from the board of Hanson during 2003) will be approximately £3.5 million, excluding pension contributions, under the arrangements in force at the date of this document.

6.4	General

Save as disclosed above, there are no existing or proposed service agreements between any HBM Director and any member of the Existing Group or HBM Group with a notice or contract period of one year or more, or with provisions for predetermining compensation on termination of an amount which equals or exceeds one year’s salary and benefits in kind.

The total emoluments receivable by the HBM Directors will not change as a result of the Scheme.

7.	Employees

7.1	Number of employees

HBM was incorporated on December 31, 2002 and it has had no employees since that date. For the year ended December 31, 2002, the Existing Group had an average of 25,400 full-time equivalent employees. The following table sets out the average number of full-time equivalent employees of the Existing Group, by division, over the past three financial years:

	2002 No. (Restated)	2001 No.	2000 No.
Average number of persons employed during the year

North America
Hanson Aggregates	6,500	7,000	8,000
Hanson Building Products	4,900	5,000	2,700

	11,400	12,000	10,700
United Kingdom
Hanson Aggregates	3,800	3,500	3,000
Hanson Building Products	2,900	2,900	2,600

	6,700	6,400	5,600

Australia	2,300	2,200	1,500
Continental Europe & Asia
Hanson Continental Europe & Marine	1,500	1,600	1,900
Hanson Asia Pacific	3,000	2,900	2,100

	4,500	4,500	4,000
Central	100	100	100
Discontinued	400	1,700	2,800

Total	25,400	26,900	24,700

By geographical location
North America	11,400	12,000	10,700
Australia	2,300	2,200	1,500
Europe	8,300	8,100	7,600
Asia	3,000	2,900	2,100
Discontinued	400	1,700	2,800

Total	25,400	26,900	24,700

The Scheme will not affect employees of the Existing Group, who will remain employees of the same employing company in the HBM Group.

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7.2	Employee options and awards under the Hanson Incentive Plan

As at August 10, 2003 (being the latest practicable date prior to publication), options to acquire Hanson Shares and conditional awards of Hanson Shares (including those held by HBM Directors as set out in paragraphs 5.2 and 5.3 of this Part VII) granted/awarded to employees of the Existing Group are and remain outstanding as follows:

Title of plan	Number of Hanson Shares under option	Grant date	Exercise price per share (pence)	Performance period	Expiry date

Hanson Executive A Option Scheme
	337,003	14.01.1994	482.6	n/a	13.01.2004
	356,981	16.12.1994	412.3	n/a	15.12.2004
	279,074	21.12.1995	356.4	n/a	20.12.2005

Total	973,058

Hanson Executive B Option Scheme
	256,089	14.01.1994	482.6	n/a	13.01.2004
	310,141	16.12.1994	412.3	n/a	15.12.2004
	259,815	21.12.1995	356.4	n/a	20.12.2005

Total	826,045

Hanson Executive Option Plan
	730,844	15.05.2001	473.3	15.05.2001 – 14.05.2004	14.05.2011
	1,051,610	01.03.2002	461.75	01.03.2002 – 28.02.2005	29.02.2012
	1,314,680	01.03.2003	290.4	01.03.2003 – 28.02.2006	28.02.2013

Total	3,097,134

Hanson Executive 1997 Scheme
Total	129,000	14.09.1998	331.25	n/a	13.09.2008

Hanson Sharesave Scheme
	314,374	27.03.1997	224	n/a	30.11.2004
	13,968	31.12.1997	237	n/a	30.09.2003
	74,356	31.12.1997	237	n/a	30.09.2005
	408,312	05.10.1998	265	n/a	31.05.2004
	118,729	05.10.1998	265	n/a	31.05.2006
	200,226	01.10.1999	425	n/a	31.05.2005
	46,305	01.10.1999	425	n/a	31.05.2007
	472,328	02.10.2000	323	n/a	31.05.2004
	401,830	02.10.2000	323	n/a	31.05.2006
	127,383	02.10.2000	323	n/a	31.05.2008
	299,329	28.09.2001	428	n/a	31.05.2005
	220,748	28.09.2001	428	n/a	31.05.2007
	57,234	28.09.2001	428	n/a	31.05.2009
	904,822	27.09.2002	318	n/a	31.05.2006
	827,487	27.09.2002	318	n/a	31.05.2008
	233,876	27.09.2002	318	n/a	31.05.2010

Total	4,721,307

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Title of plan	Number of Hanson Shares under conditional award	Award date	Performance period	Vesting date

Hanson Incentive Plan
	2,389,907	22/09/2000	22/09/2000-21/09/2003	22/09/2003
	3,124,300	15/05/2001	15/05/2001-14/05/2004	15/05/2004
	3,488,032	01/03/2002	01/03/2002-28/02/2005	01/03/2005
	5,889,886	01/03/2003	01/03/2003-28/02/2006	01/03/2006

Total	14,892,125

No payments were required for the grants of the options or the share awards.

Hanson Shares subject to outstanding options under the closed Hanson Executive A Option Scheme were held by 128 employees. No performance conditions apply to the right to exercise the options granted and no further grants will be made under these schemes, the last grant having been made in December 1995.

Hanson Shares subject to outstanding options under the Executive Option Plan were held by 47 employees. These options are subject to performance conditions which have performance periods that end in 2006.

Hanson Shares subject to outstanding options under the Hanson Sharesave Scheme were held by approximately 3,300 employees and under the Hanson Executive 1997 Scheme were held by 22 employees.

The Hanson Shares subject to conditional awards under the Hanson Incentive Plan were held by approximately 400 participants. Awards are payable in Hanson Shares or cash, at the discretion of Hanson, in full or in part, after a performance period of three years, depending on the extent to which performance conditions have been satisfied. No entitlement has been earned in respect of the performance periods. The performance periods of the awards end in September 2003, May 2004, March 2005 and March 2006 and no entitlement has yet been earned.

Upon the Scheme becoming effective, the employees of the Existing Group may have interests in HBM Shares arising pursuant to their interests in Hanson Shares under the Hanson Share Schemes and/or the Hanson Incentive Plan referred to above. The extent to which they will have interests in HBM Shares will depend upon whether or not they exercise (subject to the satisfaction of any performance conditions) their options or their rights to have their share awards vest or exchange them for replacement options or replacement share awards.

8.	HBM Share Schemes

The principal features of the HBM Share Schemes are summarised below. These contain the same provisions as those of the equivalent existing Hanson Share Schemes under which benefits may currently be granted, save for modifications that would not require shareholder consent if made to the Hanson Share Schemes or the Hanson Incentive Plan because they are not to the advantage of participants, and certain other minor modifications of a non-material nature. None of the benefits under the HBM Share Schemes is pensionable. No options have been granted under the Hanson Executive A Option Scheme or the Hanson Executive B Option Scheme since 1995, nor under the Hanson Executive 1997 Scheme since 1998. Options under these three schemes, that are elected to be exchanged for options over HBM Shares, will continue to be governed by the rules of the relevant schemes, although HBM does not propose to operate, and will therefore not grant further options under, these three schemes. Options and awards under the Hanson Share Schemes and the Hanson Incentive Plan that are exchanged for options and awards over HBM Shares will continue to be governed by the rules of the relevant Hanson Share Scheme or the Hanson Incentive Plan rather than any HBM Share Scheme. Any options or awards under the Hanson Share Schemes and the Hanson Incentive Plan which are not exchanged or exercised or have vested by the Scheme Effective Date will lapse.

(a)	The HBM Sharesave Scheme

Eligibility – All employees of Hanson and any participating member of the HBM Group who have taxable earnings under sections 15 or 21 of the Income Tax (Earnings and Pensions) Act 2003 and who have the requisite period of continuous employment (determined by the HBM Board, but not exceeding five years) are entitled to participate. The HBM Board has discretion to include other employees. An additional condition of eligibility for employees who are HBM Directors is that they must work at least 25 hours per week for a participating member of the HBM Group.

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Subscription price – The price payable on the exercise of an option will be determined by the HBM Board, but shall not be less then 80 per cent. of the middle market quotation of an HBM Share, as derived from the Daily Official List, for such dealing day falling within the 30 days immediately preceding the date of grant selected by the HBM Board.

Options – Options will entitle the participant to acquire (either by purchase or by subscription) HBM Shares. Options will be personal to the participant and his or her personal representatives and may not be transferred or assigned.

Grant of options – All eligible employees will be invited to apply for options. It is a condition of such application that employees enter into a savings contract with an approved savings institution under which participants save between £5 and (currently) £250 per month (which applies to the aggregate amount saved by the individual in more than one contract). After either 36 or 60 monthly contributions have been made, a bonus is payable, based on interest rates subsisting at the time when the savings contract was entered into. If 60 contributions are made and the savings are left undisturbed for another two years, a further bonus is payable. Options may be granted for three, five or seven years, that is, until the relevant bonus date. The duration of any option is determined at the date of grant. Participants may withdraw from a savings contract at any time (though their options will then lapse) and are not obliged to exercise an option when the contract matures at the relevant bonus date. No options may be granted after March 26, 2007.

Exercise of options – An option may be exercised only with the available proceeds of the savings contract and, in normal circumstances, an option may be exercised during the period of six months commencing on the maturity of the savings contract. An option will be exercisable immediately on the death of a participant or on his/her ceasing to be an eligible employee by reason of injury, disability, redundancy, retirement on reaching the age of 65 or at such other age at which the employee is bound to retire in accordance with the terms of his/her contract of employment or for any other reason (other than misconduct or impropriety) if the option has been held for at least three years. Options will also become exercisable on an employee attaining the age of 65 if he/she should continue in employment, on the sale or transfer out of the HBM Group of any member of the HBM Group, or any business or part of a business, to which his/her employment relates and on a change in control or reconstruction of HBM. On a change in control or reconstruction of HBM, options may, with the consent of the company acquiring control of HBM, be released in consideration of the grant of equivalent rights over the shares of the acquiring company or a company associated with it. Rights are equivalent if the aggregate market values of the ordinary shares under both the old and new options and the aggregate exercise price of each option are, on the date of exchange, broadly equal.

Amendments – Except for amendments designed to ease the administration of the HBM Sharesave Scheme and to maintain the approval of the Board of Inland Revenue or otherwise maintain favourable tax treatment, no amendment which is to the advantage of existing or future participants may be made to those provisions dealing with eligibility, individual or scheme limits, the terms of options or the adjustment of options without the prior approval of shareholders in general meeting. No amendment to a key feature of the HBM Sharesave Scheme will be effective without the approval of the Board of Inland Revenue.

(b)	The HBM Executive Option Plan

Eligibility – All employees of the HBM Group (including those who are HBM Directors) who are required to devote substantially the whole of their working time to their duties will be eligible for participation in the HBM Executive Option Plan, at the discretion of the remuneration committee of HBM. It is anticipated that the remuneration committee will limit participation in the HBM Executive Option Plan to executive HBM Directors and senior personnel within the HBM Group. An option may not be granted under the HBM Executive Option Plan to a participant within eighteen months prior to the date on which the participant is obliged to retire under his or her contract of employment.

Options – Options will entitle the recipient to acquire HBM Shares either by purchase or subscription. Options will be personal to the participant and his or her personal representatives and may not be transferred or assigned. No payment will be required for the grant of an option. No grants may be made after April 24, 2006 under the HBM Executive Option Plan

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Timing – Options may normally only be granted in the six weeks following the announcement of the results of HBM for any period, save in exceptional circumstances such as following new appointments, promotions or acquisitions of other businesses.

Exercise price – The exercise price may not be less than the higher of the nominal value of a share and the average of the middle market quotation of an HBM Share, as derived from the Daily Official List, for the five dealing days immediately preceding the date of grant.

Performance conditions – Each grant will be subject to one or more performance condition(s) which will determine whether and to what extent the options over HBM Shares will be capable of being exercised by the participant. The performance period for awards will be determined by the remuneration committee but will not be less than three years. The performance condition(s) will be determined at the date of award and will be such as to require underlying sustained financial growth of HBM. The remuneration committee will have discretion to amend the performance conditions in certain specified circumstances, provided that the amended conditions are not materially more difficult to achieve than the conditions originally prescribed. The performance conditions attaching to each grant under the HBM Executive Option Plan will be described in HBM’s UK report and accounts for the year in which the relevant grant is made, and any amendment to the conditions will also be described in the report and accounts for that year.

Exercise of options – Options will be exercisable, to the extent any performance conditions have been satisfied, in whole or in part not earlier than the end of the performance period and not later than ten years after the date of grant and normally only for so long as the participant remains employed by the HBM Group. Exercise of options or a pro rata portion thereof will, however, be permitted, but will be suspended until the end of the applicable performance period in the following circumstances: (i) if the participant’s employment ends as a result of death, ill-health, injury, disability, redundancy or retirement on or after reaching his or her contractual retirement date; or (ii) if the company by which the participant is employed, or the business in which he or she works, is sold outside the HBM Group. In such circumstances, exercises will be permitted only during the period of twelve months following such event, or if such event arises prior to the end of the performance period, during the period of twelve months commencing with the end of the performance period.

Except in these circumstances or where the remuneration committee of HBM decides otherwise, options will lapse if the participant ceases to be employed by the HBM Group. The exercise of options will also be permitted in the event of a voluntary winding-up of HBM, a change of control and, in certain circumstances, a reconstruction, amalgamation, options becoming exercisable on the occurrence of such events. Additionally, options may become exercisable on any other relevant event where the remuneration committee deems it appropriate.

Issue of shares – Shares acquired or issued on the exercise of options will rank equally with the then issued HBM Shares except for rights attaching to shares by reference to a record time or date preceding the time or date of acquisition or issue.

Variation of capital – In the event of any variation in the share capital of HBM (including a capitalisation or rights issue, or any consolidation, subdivision or reduction of the share capital), the number and nominal amount of HBM Shares subject to an option, the rights attached to an option and the exercise price may be adjusted by the remuneration committee of HBM in such manner as it determines to be appropriate, subject to the auditors of HBM confirming in writing that such adjustment is, in their opinion, fair and reasonable.

Amendments – The remuneration committee of HBM may make such amendments to the HBM Executive Option Plan and to the terms of any grant as may be necessary or desirable to take account of changes in any applicable legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or any member of the HBM Group.

Except as described above, or for minor amendments designed to ease the administration of the HBM Share Option Plan, no amendment which is to the advantage of participants may be made to the provisions of the HBM Share Option Plan which relate to eligibility, plan limits and amendments, the entitlements to and terms of options and their exercise and their adjustment on a variation of capital, without the prior approval of HBM Shareholders in general meeting. No amendment may be made which prejudices the existing rights of a participant except with the participant’s written consent or that of the majority of the participants affected.

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(c)	The HBM Incentive Plan

Eligibility – All employees of the HBM Group (including those who are HBM Directors) who are required to devote substantially the whole of their working time to their duties will be eligible for participation in the HBM Incentive Plan, at the discretion of the remuneration committee of HBM. It is anticipated that the remuneration committee will limit the application of the HBM Incentive Plan to executive HBM Directors and senior personnel within the HBM Group. An award may not be granted under the HBM Incentive Plan to a participant within 18 months prior to the date on which the participant is obliged to retire under his or her contract of employment.

Awards – Each award will be in respect of a specified number of HBM Shares. Awards will be personal to the participant and his or her personal representatives and may not be transferred or assigned. No payment will be required for an award. No awards may be made after April 24, 2006 under the HBM Incentive Plan.

Performance conditions – Each award will be subject to one or more performance condition(s) which will determine whether and to what extent the shares subject to the award will be released to the participant. The performance period for awards will be determined by the remuneration committee of HBM but will not be less than three years. The performance condition(s) will be determined at the date of award and will be such as to require underlying sustained financial growth of HBM. The remuneration committee will have discretion to amend the performance conditions in certain specified circumstances, provided that the amended conditions are not materially more difficult to achieve than the conditions originally prescribed. The performance conditions attaching to each award under the Incentive Plan will be described in HBM’s UK report and accounts for the year in which the relevant award is made, and any amendment to the conditions will also be described in the report and accounts for that year.

Release of shares – The number of Shares in respect of which an award vests will be determined at the end of the relevant performance period and released to the participant as soon as possible thereafter. The award will lapse if the participant ceases to be employed before the end of the performance period for any reason other than a permitted reason. A permitted reason is death, illness, injury or disability, redundancy, retirement, the transfer of the business or company in which he or she works outside the HBM Group or any other reason at the discretion of the remuneration committee of HBM. In such cases, only a proportion of the award (calculated on a time-elapsed basis) will vest at the end of the performance period, although they may vest earlier in the case of death at the discretion of the remuneration committee. Special rules apply in the event of a change in control of HBM, a voluntary winding-up of HBM or a scheme of arrangement involving HBM. The performance conditions will be applied over the shortened period to the date of the relevant event.

Amendment – The remuneration committee of HBM may make such amendments to the HBM Incentive Plan and the terms of awards as may be necessary or desirable or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or any member of the HBM Group. No amendment which is to the advantage of existing or future participants may be made to those provisions dealing with eligibility, the grant of awards, reliance of vested awards, leaving employment, change of control and liquidation, variation of capital, non-transferability of awards or the limits or amendments to the plan, without the prior approval of HBM shareholders in general meeting.

(d)	Limits on HBM Shares available for the HBM Share Schemes

The number of HBM Shares that may be allocated under the HBM Executive Option Plan and the HBM Incentive Plan on any date may not, when added to the number of HBM Shares allocated under the HBM Share Schemes and to the number of HBM Shares and Hanson Shares allocated under the Hanson Share Schemes and the Hanson Incentive Plan operated by Hanson since February 24, 1997 (the date of the demerger of The Energy Group plc), exceed 10 per cent. of the equity share capital of HBM on the day before that date.

The number of HBM Shares that may be allocated under the HBM Sharesave Scheme on any date may not, when added to the number of HBM Shares allocated under the HBM Share Schemes and to the number of HBM Shares and Hanson Shares allocated under the Hanson Share Schemes and the Hanson Incentive Plan, exceed either 10 per cent. in the previous ten years or 5 per cent. in the previous five years of the equity share capital of HBM on the day before that date.

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For the purposes of the above limits, shares are allocated, in the case of option schemes and plans, when the options are granted, and in the case of awards under incentive plans, when the awards are made. No account is taken of options which lapse by reason of non-exercise or otherwise or of shares that are acquired by purchase rather than by subscription.

9.	Subsidiaries

Following implementation of the Scheme, HBM will directly own 100 per cent. of the issued share capital of Hanson. Accordingly, following implementation of the Scheme, HBM will be the holding company of HBM Group. Details of the significant subsidiaries (each listed subsidiary being a wholly owned subsidiary of Hanson) of HBM Group are set out below:

Name of Subsidiary Undertaking	Registered office	Principal activity

Hanson Quarry Products Europe Limited	The Ridge Chipping Sodbury Bristol BS37 6AY England	Supply of aggregates and other materials and services to the construction industry

Aylett Corporation	PO Box 280 Ground Floor Lancaster Court Forest Lane St Peter Port, Guernsey Channel Islands GY1 1WJ	Investment

Harshaw Incorporated	PO Box 280 Ground Floor Lancaster Court Forest Lane St Peter Port, Guernsey Channel Islands GY1 1WJ	Investment

Hanson Pipe and Products, Inc.	2900 Terminal Avenue Richmond, Virginia 23234 USA	Concrete pipe and products producer

Hanson Aggregates Southeast, Inc.	100 Crescent Center Parkway Crescent Center Suite 1240 Tucker, Georgia 30084 USA	Aggregates producer

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10.	Substantial shareholders

Assuming that no further Hanson Shares have been repurchased or issued after August 10, 2003 (being the latest practicable date prior to the publication of this document), the following persons (not being HBM Directors, their families or persons connected (within the meaning of section 346 of the Act) with such HBM Directors) having notified Hanson or HBM of their interests will, pursuant to the Scheme becoming effective, hold, directly or indirectly, interests in 3 per cent. or more of the issued share capital of HBM (subject to such persons not dealing in Hanson Shares in the period from August 10, 2003 to the Scheme Effective Date):

Name of Shareholder
	Number of HBM Shares held (million)	Approximate proportion of voting share capital held (%)

Vanguard Windsor Funds – Vanguard Windsor II Fund	39.1	5.3
Barclays plc	37.6	5.1
Scottish Widows Investment Partnership Limited	32.2	4.4
Legal & General Investment Management	28.5	3.9

As at August 10, 2003 (being the latest practicable date prior to the publication of this document), approximately 16.0 million Hanson ADSs were held of record by approximately 6,400 registered holders. The approximately 80.2 million Hanson Shares represented by those Hanson ADSs (approximately 10.9 per cent. of the issued share capital) were registered in the name of National City Nominees Limited.

As at August 10, 2003 (being the latest practicable date prior to the publication of this document), approximately 0.3 million Hanson Shares were held of record in the United States by approximately 280 registered holders. Hanson also believes that as at August 10, 2003 (being the latest practicable date prior to the publication of this document), approximately 8 per cent. of its outstanding Hanson Shares were also beneficially owned by US holders. Since some of these securities are held by brokers or other nominees, the number of registered holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

Save as disclosed in this paragraph 10, the HBM Directors are not aware of any person who is, as at August 10, 2003 (being the latest practicable date prior to the publication of this document), or will be, immediately following the Scheme, interested directly or indirectly in 3 per cent. or more of the issued share capital of HBM. The HBM Directors are not aware of any person who, immediately following the Scheme, will be able to directly or indirectly, jointly or severally, exercise control over HBM.

11.	Material contracts

11.1
The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by a member of the Existing Group or HBM Group in the last two years, or have been entered into at any time and contain an obligation or entitlement which is material to the Existing Group or HBM Group at the date of this document:

11.1.1
A deposit agreement dated as of September 29, 1986, as amended and restated as of November 3, 1986 and January 6, 1988, and as subsequently amended by Amendment No. 1 to the deposit agreement dated February 21, 1997 between Hanson, Citibank, N.A., as depositary, and holders from time to time of the ADSs issued thereunder.

11.1.2
An indenture dated as of January 25, 1993 among Hanson Overseas B.V., Hanson and Bank of New York, as trustee, pursuant to which US$750 million 6.75 per cent. guaranteed senior notes due 2005 of Hanson Overseas B.V., guaranteed as to payment of principal and interest by Hanson, were issued on September 26, 1995.

11.1.3
A demerger agreement dated August 28, 1996 between Hanson and Imperial Tobacco Group plc (“ITG”) under which, inter alia, ITG agreed to indemnify Hanson and its subsidiaries against any liabilities arising out of the businesses and operations transferred to ITG as part of the demerger arrangements for ITG.

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11.1.4
An indemnification agreement dated as of September 30, 1996 between Millennium Chemicals Inc. (“Millennium”) (1) Hanson (2) and Hanson Overseas Holding Limited (3) under which, inter alia, Millennium agreed to assume responsibility for, and to indemnify Hanson and its subsidiaries against, any liabilities arising out of the businesses and operations transferred to Millennium as part of the demerger arrangements for Millennium.

11.1.5
An indemnification agreement dated February 24, 1997 between Hanson and The Energy Group plc (“Energy”) under which, inter alia, Energy agreed to assume responsibility for, and to indemnify Hanson and its subsidiaries against, any liabilities arising out of the business and operations transferred to Energy as part of the demerger arrangements for Energy.

11.1.6
An agreement entered into between Beazer East, Inc. (a wholly-owned subsidiary of Hanson) and Vestur Insurance (Bermuda) Limited (“Vestur”) (a wholly owned subsidiary of Hanson) on August 4, 1998 under which the funding and risk of certain environmental liabilities relating to former operations of Koppers Company (which Hanson inherited through its acquisition of Beazer plc in 1991) were insured by Vestur for a one-off premium, together with related transaction costs, amounting to US$275 million. The arrangement provides $800 million of insurance cover without time limit after payment by Beazer East, Inc. of the first $100 million of remediation costs arising since January 1, 1998. Vestur reinsured the whole of the insurance cover provided by it to Beazer East, Inc. through a reinsurance arrangement entered into by Vestur on August 4, 1998 with Centre Solutions (a member of the Zurich Croup) and Swiss Re.

11.1.7
An indenture dated as of September 27, 2000 among Hanson and Bank of New York, as trustee, pursuant to which US$750 million 7.875 per cent. senior notes due 2010 of Hanson, were issued on September 27, 2000.

11.1.8
An agreement entered into by Hanson on March 29, 2001 for a multi-currency revolving credit facility of £900,000,000, now reduced to £859,866,666.67, and arranged by Barclays Capital and JP Morgan plc with a syndicate of banks. Tranche A of the facility is an amount of £600 million, is available for cash-advances in various currencies and sterling acceptances, incorporates a US$700 million swingline advance facility and a sub-limit of up to £300 million for Australian dollar loan note advances and matures on March 28, 2006. One of the banks that is a party to the facility and which holds commitments totaling £30.8 million under Tranche A has advised the facility agent that it will cancel its commitment under the facility upon the Scheme becoming effective. The facility will thereafter be £829,066,666.67 and the amount of the Tranche A under the facility will reduce to £569.2 million. The rate of margin on Tranche A is 0.425 per cent. above LIBOR or similar market based reference rates per annum. Tranche B of the facility was an amount of £300 million, available for cash advances in various currencies and the issue of sterling acceptances and matured on March 28, 2003: it was subsequently extended on the same terms but for an amount of £259,866,666.67 and maturity date of March 25, 2004, with an option for Hanson to extend for a further year on or before March 25, 2004. The rate of margin on Tranche B is 0.375 per cent. above LIBOR or similar market based reference rates per annum. In addition, there are commitment fees of 0.175 per cent. and 0.125 per cent due on any unutilised commitments in relation to Tranches A and B respectively.

11.1.9
An indenture dated as of March 18, 2003 among Hanson Australia Funding Limited, Hanson and Bank of New York, as trustee, pursuant to which US$750 million 5.25 per cent. guaranteed senior notes due 2013 of Hanson Australia Funding Limited, guaranteed as to payment of principal and interest by Hanson, were issued on March 12, 2003 (for US$600 million) and April 28, 2003 (for US$150 million).

11.2
Save as disclosed above, no member of the Existing Group or HBM Group has entered into any contract (other than in the ordinary course of business) which is or may be material during the last two years, or has entered into any contract (other than in the ordinary course of business) at any time which is or may be material and contains an obligation or entitlement which is material to the Existing Group or HBM Group at the date of this document.

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12.	Litigation

Save as disclosed in this paragraph 12, there are no legal or arbitration proceedings (and neither Hanson nor HBM is aware of any such proceedings which are pending or threatened) which may have, or which have had in the 12 months preceding the date of this document, a significant effect on HBM Group’s financial position.

Existing and former subsidiaries of Hanson have engaged in businesses and activities, unrelated to the businesses and activities presently being carried on by Hanson, which give rise to bodily injury and property damage claims concerning health and environmental issues. Claims and lawsuits have been filed against these subsidiaries, either directly or as a result of indemnity obligations, relating to products incorporating asbestos, coal by-products and chemicals, in particular for the wood treating industry.

With regard to asbestos claims, a number of US subsidiaries of Hanson are defendants, typically with many other companies, in a number of lawsuits filed in various state and federal courts by claimants who allege that they have suffered bodily injury as a result of exposure to asbestos-containing products, the manufacture of which by such subsidiaries ceased, depending on the subsidiary involved, between 1973 and 1984. The products include coke oven batteries, roofing products, electrostatic precipitators, hot top rings, gun plastic cement, wallboard joint compounds and textured paints.

Each of Hanson’s relevant US subsidiaries, together with its insurance carriers and outside counsel, review each asbestos claim that is pursued by the claimants. In many cases the claimants are unable to demonstrate that any injury they have suffered resulted from exposure to the subsidiary’s products, in which case their claim is generally dismissed without payment. In those cases where a compensatable disease, exposure to the subsidiary’s products and causation can be established, the subsidiary generally settles for amounts that reflect the type of disease, the seriousness of the injury, the age of the claimant, the particular jurisdiction of the claim and the number and solvency of the other defendants.

The table below contains certain information regarding asbestos claims against Hanson’s US subsidiaries (the numbers are approximate only):

	Six months to June 30, 2003		Twelve months to December 31, 2002		Twelve months to December 31, 2001

New claimants	21,000		32,200		21,700
Ohio duplicates	22,000		–		–
Resolutions	(5,800)		(18,200)		(3,100)
Outstanding claimants	118,700		81,500		67,500
Gross cost of resolution	US$19.4m		US$37.3m		US$26.8m
Less insurance recoveries	US$(17.2m	)	US$(33.2m	)	US$(25.8m	)
Net cost before tax	US$2.2m		US$4.1m		US$1.0m

Of the claimants whose cases were resolved during this two-and-a-half year period, approximately 70 per cent. were dismissed without payment.

The aggregate amounts paid in settlement and average settlement payments in any given period, together with related defence costs, have fluctuated widely and are expected to continue to fluctuate widely depending on the nature of the claims resolved, including the proportion which are mass claims, disease mix, number of other defendants and jurisdiction of claim.

Hanson estimates that the gross liability for the cost of resolving current and probable future asbestos claims against its US subsidiaries until June 30, 2011 will be approximately US$320 million, including defence costs, but before tax benefit and not discounted to present value. At June 30, 2003, net provisions totalling approximately US$225 million were in place to cover these estimated costs, after taking into account expected insurance recoveries of approximately US$95 million. In establishing the provisions, assumptions have been made as to the number, disease mix and location of future claims, trends in dismissal rates, settlement and defence costs, resolution of all existing claims and time scale of resolution of new claims five years after receipt, and the continued solvency of co-defendants. In light of the significant uncertainty associated with asbestos claims, there can be no guarantee that the assumptions used to estimate the provisions for the cost of resolving asbestos claims until June 30, 2011 will be an accurate prediction of the actual costs that may be incurred and as a result the provisions will be subject to potential revision from time to time as additional information becomes available and developments occur.

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Most of the subsidiaries involved with asbestos claims have separate arrangements with their insurance carriers regarding the defence and settlement of asbestos claims, the terms of which vary for each such subsidiary. These insurance arrangements have resulted in the insurance companies having met substantially all of the amounts such subsidiaries have paid to date in settlements and defence costs. Hanson assumes that the amounts received from its insurers will decline significantly over time.

A number of Hanson’s subsidiaries are involved in litigation proceedings and negotiations with their respective insurers regarding the level of existing and future insurance coverage. One of these litigation proceedings is in California, where the subsidiary concerned is seeking to establish whether or not substantially all of the primary cover available to it has been exhausted and, to the extent that such cover has been exhausted, the amount of excess cover that is available.

The board of Hanson does not believe that adequate information currently exists to allow it to estimate reasonably the amount of liability and costs associated with asbestos claims that its relevant US subsidiaries expect to resolve after June 30, 2011, even though the board of Hanson expects that claims will continue to be asserted against its subsidiaries, the resolution of which will take place after June 30, 2011.

Factors which could cause actual results to differ from such estimates and expectations include: (i) adverse trends in the ultimate number of asbestos claims filed against Hanson’s US subsidiaries; (ii) increases in the cost of resolving current and future asbestos claims as a result of adverse trends relating to settlement costs, dismissal rates, legal fees and/or judgment sizes; (iii) decreases in the amount of insurance available to cover asbestos claims as a result of adverse changes in the interpretation of insurance policies or the insolvency of insurers; (iv) the emergence of new trends or legal theories that enlarge the scope of potential claimants; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on Hanson’s US subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the US litigation process; (vii) adverse changes in the mix of asbestos-related diseases with respect to which asbestos claims are made against Hanson’s US subsidiaries; and (viii) potential changes in legislation.

In light of such factors, the liability of Hanson’s US subsidiaries for resolving asbestos claims may be materially different from current estimates and the impact of such claims, both before and after 2010, might have a material adverse effect on Hanson’s consolidated financial condition, results of operations and cash flow. However, assuming that current trends continue, Hanson does not expect that the liability and costs associated with its asbestos claims will have such a material adverse effect and, even assuming a material deterioration in current trends, on the evidence available to it Hanson does not expect that such claims would impact the ability of Hanson to continue as a going concern.

As well as US asbestos claims, Hanson’s existing and former subsidiaries are subject from time to time to bodily injury and property damage claims and lawsuits (in addition to those claims and lawsuits coordinated by the insurance arrangements referred to at paragraph 11.1.6 above), both on an individual and class action basis, either directly or as a result of indemnity obligations. Such claims and lawsuits relate primarily to former US chemical products and coal by-products and operations, in particular those relating to the wood treating and coal tar derivative industries, products and operations which are unrelated to Hanson’s present business and activities. In such cases where one of Hanson’s subsidiaries is involved, there are often several potential defendants named in the claim or lawsuit.

Since the Demergers, no settlements have been paid by, or judgments rendered against any of Hanson’s subsidiaries which have had or could have a material adverse effect on Hanson’s consolidated financial condition, results of operations or cash flow in connection with any such claims or lawsuits. In a number of instances, the claim or lawsuit against the subsidiary has not been pursued and has been dismissed. With regard to those claims or lawsuits that have been or are being pursued, the subsidiary concerned generally believes itself to have had or to have meritorious defences and such claims and lawsuits have been and are being vigorously defended.

Insurance issues do arise on these claims and lawsuits, both in terms of settlement and defence coverage, the outcome of which can be uncertain. In certain instances no insurance coverage is available to the relevant subsidiary.

Hanson and various of its subsidiaries are also the subject of a number of other pending legal proceedings incidental to present and former operations, acquisitions and disposals which are unrelated to bodily injury or property damage claims. Hanson does not anticipate that the outcome of these proceedings, either individually or in aggregate, will have a material adverse effect upon Hanson’s consolidated financial condition, results of operations or cash flow.

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However, in light of the uncertainties involved in any litigation and in particular in the United States, where there is the added potential for punitive damage awards, there can be no guarantee that a settlement might have to be made by, or an unfavourable judgment may be rendered against, Hanson or one of its subsidiaries which could have a material adverse effect on Hanson’s consolidated financial condition, results of operations or cash flow in connection with the above mentioned non-asbestos claims and lawsuits.

In connection with the Demergers, each of the companies into which Hanson demerged its respective businesses agreed to indemnify Hanson against, among other things, the past present and future obligations and liabilities of the businesses transferred to it on its respective demerger while Hanson agreed to indemnify each of these companies against, among other things, the past, present and future obligations and liabilities of all other businesses owned or previously owned by Hanson (including the businesses transferred to the other demerged companies). Neither Hanson nor any of its existing subsidiaries has incurred any liability in respect of a claim that related to the above-mentioned businesses demerged by Hanson, any such liability being borne by the relevant demerged company without liability to Hanson or any of its existing subsidiaries. The Energy Group plc, one of the demerged companies, was acquired by TXU Corp. in 1988. In November 2002, TXU Corp. announced that several of TXU Corp’s UK subsidiaries had been placed under the administration process in the United Kingdom, including The Energy Group plc. It is unlikely, therefore, that The Energy Group plc itself will be able to fulfil its indemnification obligations to Hanson and its existing subsidiaries if and when required. Hanson is, however, not aware of any claims against it or its subsidiaries that would give rise to an indemnity obligation on the part of The Energy Group plc.

13.	Consent

Ernst & Young LLP has given and not withdrawn its written consent to the issue of this document with the inclusion herein of its letter and report and the references to such letter and report and to its name in the form and the context in which they appear, and has authorised the contents of such parts of this document as contain its letter and report for the purposes of section 79(3) of the Financial Services and Markets Act 2000 and Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

14.	Working capital

In the opinion of HBM, assuming the Scheme becomes effective, taking into account bank and other facilities available to the HBM Group, the working capital available to the HBM Group is sufficient for its present requirements, that is for at least the next twelve months commencing on the date of this document.

15.	Summary of main investments

Over the last three years the Existing Group has made a significant number of bolt-on acquisitions to Hanson’s existing building materials businesses, the main ones of which are listed below:

2000:	US
Purchase of Joelson Taylor Concrete Products, Cincinnati Concrete Pipes and Milan Concrete Products, manufacturers of concrete pipes and structures in the States of Florida, Ohio and Indiana, for an aggregate consideration of US$135.9 million.

US	Purchase of Davon, Inc., a producer of aggregates and ready-mix concrete in the State of Ohio, for US$100 million.

Australia
Purchase of Pioneer, a company then listed on the Australian Stock Exchange with interests in aggregates, ready-mixed concrete and asphalt in 17 countries, for approximately Australian $2,997 million in cash and 82.4 million Hanson ordinary shares, valuing the transaction at £1,543 million.

2002:	US
Purchase of Choctaw Inc., a manufacturer of concrete pipe and related drainage structures with 17 production facilities servicing the States of Alabama, Arkansas, Louisiana, Mississippi and Tennessee, for US$137.4 million.

2003:	US
Purchase of Better Materials Corporation, a producer of aggregates and asphalt servicing the States of Pennsylvania and New Jersey, for US$149 million, together with the assumption of US$3 million of debt.

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In addition to these investments in other companies, in the first half of 2003 Hanson spent £96.4 million on capital expenditure investment, compared to £143.2 million in the twelve months to December 31, 2002. The expenditure was incurred primarily on operating plant and equipment, and was spent throughout the Existing Group as follows:

	Six months to June 30, 2003		Twelve months to December 31, 2002
	£ million	%	£ million	%

North America
Hanson Aggregates	41.6	43.2	60.7	42.4
Hanson Building Products	8.4	8.7	22.6	15.8

	50.0	51.9	83.3	58.2
UK
Hanson Aggregates	20.3	21.0	21.1	14.7
Hanson Building Products	5.0	5.2	6.7	4.7

	25.3	26.2	27.8	19.4

Australia	13.9	14.4	12.8	8.9

Continental Europe & Asia
Hanson Continental Europe & Marine	5.5	5.7	13.7	9.6
Hanson Asia Pacific	1.7	1.8	5.6	3.9

	7.2	7.5	19.3	13.5

Total	96.4	100.0	143.2	100.0

These expenditures were funded internally from operating cashflows and general bank and other debt facilities.

16.	General

16.1
The existing ordinary share capital of HBM is, and the HBM Shares will be, in registered form. Pending the despatch of definitive share certificates in respect of the HBM Shares, transfers in certificated form will be certified against HBM’s register of members.

16.2	Temporary documents of title have not been, and will not be, issued in respect of HBM Shares. Share certificates in respect of HBM Shares are expected to be posted by October 28, 2003.

16.3	There has been no significant change in the financial or trading position of Hanson or the Existing Group since June 30, 2003 (the date to which the unuadited interim results of Hanson were prepared).

16.4
Since June 30, 2003 (the date to which the accountants report on HBM contained in Part II was prepared), HBM has not traded, nor has there been any significant change in its financial or trading position.

16.5
The financial information contained in this document does not constitute full statutory accounts as referred to in section 240 of the Act. Statutory accounts of Hanson for the three years ended December 31, 2002 have been delivered to the Registrar of Companies in England and Wales pursuant to section 242 of the Act. HBM was incorporated on December 31, 2002 and as at the date of this document has not filed statutory accounts.

16.6
The auditors of Hanson and HBM are Ernst & Young LLP whose address is Becket House, 1 Lambeth Palace Road, London SE1 7EU. The auditors of Hanson made reports on the Existing Group under section 236 of the Act in respect of all periods up to and including December 31, 2002 and such reports were unqualified reports within the meaning of sections 237(2) and 237(3) of the Act given by Ernst & Young LLP or its predecessor firm, Ernst & Young, of Becket House, 1 Lambeth Palace Road, London SE1 7EU.

16.7	The expenses of or in connection with the Scheme and the Listing which are payable by Hanson are estimated to amount to approximately £3 million (excluding value added tax).

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16.8
CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument. The HBM Articles will permit the holding and transfer of HBM Shares under the CREST system. The HBM Directors will apply for the HBM Shares to be admitted to CREST with effect from Admission. Accordingly, it is expected that the HBM Shares will be enabled for settlement in CREST following Admission. Each Shareholder will be able to choose whether or not to convert his HBM Shares into uncertificated form and the Registrars will continue to register written instructions of transfer and issue share certificates in respect of HBM Shares held in certificated form. Pursuant to the Scheme, Shareholders who are system members (as defined in the Regulations) will have HBM Shares allocated to them in uncertificated form through CREST.

16.9	There is no arrangement under which future dividends have been waived or agreed to be waived.

16.10	The HBM Shares are not currently listed on any stock exchange (including but not limited to the London Stock Exchange).

17.	Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Jones Day Gouldens, 10 Old Bailey, London EC4M 7NG during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) until Admission and will also be available for inspection at the Scheme Court Meeting and the EGM:

17.1	the memorandum and articles of association of Hanson in their current form;

17.2	the memorandum and articles of association of HBM in their current form and the new HBM Articles;

17.3
the audited consolidated accounts of Hanson for the two financial years ended December 31, 2001 and December 31, 2002 and the interim report of Hanson for the half year ended June 30, 2003 (which are also available on Hanson’s website, www.hansonplc.com);

17.4	the accountants’ report on HBM set out in Part II of this document;

17.5	the executive HBM Directors’ service contracts and the non-executive HBM Directors’ appointment letters referred to in paragraph 6 of this part VII;

17.6	the rules of the HBM Share Schemes referred to in paragraph 8 of this Part VII;

17.7	the material contracts referred to in paragraph 11 of this Part VII;

17.8	the letter of consent referred to in paragraph 13 of this Part VII;

17.9	the Circular (which is also available on Hanson’s website, www.hansonplc.com);

17.10	the Form of Proxy for use at the Scheme Court Meeting;

17.11	the Form of Proxy for use at the EGM;

17.12	the HBM ADS Deposit Agreement;

17.13	the depositary’s notice and voting instruction form issued by the ADS Depositary to Hanson ADS holders; and

17.14	this document (which is also available on Hanson’s website, www.hansonplc.com).

Dated: August 18, 2003

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DEFINITIONS AND ABBREVIATIONS

The following definitions are used throughout this document, unless the context requires otherwise:

“Act”	the Companies Act 1985 (as amended);

“Admission” or “Listing”
as the context so admits, admission to the Official List of the UK Listing Authority and admission to trading on the London Stock Exchange’s market for listed securities of the HBM Shares becoming effective in accordance with, respectively, the Listing Rules and the London Stock Exchange Admission and Disclosure Standards or the UK Listing Authority agreeing to admit the HBM Shares to the Official List and the London Stock Exchange agreeing to admit the HBM Shares to trading;

“ADR”	an American depositary receipt;

“ADS Depositary”	Citibank N.A., 111 Wall Street, 20th Floor, New York, NY 10005, USA in its capacity as depositary for the Hanson ADSs or the HBM ADSs, as applicable;

“ADS”	an American depositary share;

“ASX”	the Australian Stock Exchange Limited;

“Business Day”	any day (excluding Saturday or Sunday or public holidays in England or Wales) on which lending banks in the London inter-banking sterling markets are open for business in the City of London;

“CDI”	CHESS Depositary Interest;

“CDI Depositary”	CHESS Depositary Nominees Pty Limited c/o ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney, NSW 2000, Australia;

“CDI Registrar”	ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney, NSW 2000, Australia;

“certificated” or “certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST);

“CHESS”	the clearing house electronic sub-register system operated by ASX Settlement Corporation Pty Limited;

“Circular”	the circular sent to Hanson Shareholders dated August 18, 2003 containing, inter alia, the Scheme, notice of Scheme Court Meeting and notice of Extraordinary General Meeting;

“Combined Code”	the Principles of Good Governance and Code of Best Practice;

“Court”	the High Court of Justice in England and Wales;

“CREST”	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations);

“CRESTCo”	CRESTCo Limited;

“Daily Official List”	the Stock Exchange Daily Official List published by the London Stock Exchange;

“Demergers”	the demergers of Imperial Tobacco Group plc and Millennium Chemicals Inc. in 1996 and The Energy Group plc in 1997;

“Directors” or “HBM Directors”	the directors of HBM;

“EGM” or “Extraordinary General Meeting”	the Extraordinary General Meeting of Hanson convened for immediately after the Scheme Court Meeting and any adjournment of that meeting;

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“Existing Group”	Hanson and its subsidiary undertakings;

“Form(s) of Proxy	the form(s) of proxy for use at the Scheme Court Meeting or at the EGM (as the context may require);

“Hanson”
Hanson PLC registered in England and Wales under the Act with number 488067 which, upon the Scheme becoming effective, will re-register as a private limited company and subsequently change its name to Hanson Building Materials Limited;

“Hanson ADR”	an ADR evidencing Hanson ADSs;

“Hanson ADS”	an ADS, each representing five Hanson Scheme Shares, issued by the ADS Depositary in accordance with the Hanson ADS Deposit Agreement;

“Hanson ADS Deposit Agreement”
the deposit agreement dated as of September 29, 1986 as amended and restated as of November 3, 1986 and January 6, 1988 and as subsequently amended by Amendment No.1 to the deposit agreement dated February 21, 1997, between Hanson, the ADS Depositary and holders and beneficial owners from time to time of Hanson ADSs issued under it;

“Hanson Articles”	the articles of association of Hanson;

“Hanson CDI”	a CDI representing one Hanson Share;

“Hanson Executive 1997 Scheme”	the Hanson executive share option scheme 1997;

“Hanson Executive A Option Scheme”	the Hanson executive share option scheme “A” 1993;

“Hanson Executive B Option Scheme”	the Hanson executive share option scheme “B” 1993;

“Hanson Executive Option Plan”	the Hanson executive option plan 2001;

“Hanson Incentive Plan”	the Hanson long term incentive plan;

“Hanson Scheme Shares”	Hanson Shares:

(i)	all the Hanson Shares in issue at the date of the Scheme which remain in issue at the Scheme Record Time;

(ii)	all (if any) additional Hanson Shares in issue at the Voting Record Time and which remain in issue at the Scheme Record Time; and

(iii)
all (if any) further Hanson Shares which may be in issue immediately prior to the confirmation by the Court of the reduction of capital provided by clause 1 of the Scheme in respect of which the original or any subsequent Holder shall be bound by the Scheme or, in respect of which the original or any subsequent Holder thereof shall have agreed in writing to be bound by the Scheme and, in each case, which remain in issue at the Scheme Record Time;

“Hanson Shareholder”	a Holder of Hanson Shares, including Hanson Scheme Shares as the context may require;

“Hanson Shares”	ordinary shares of £2.00 each in the capital of Hanson;

“Hanson Sharesave Scheme”	the Sharesave Scheme;

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“Hanson Share Schemes”	collectively, the Hanson Executive A Option Scheme, the Hanson Executive B Option Scheme, the Hanson Executive 1997 Scheme, the Hanson Executive Option Plan and the Hanson Sharesave Scheme;

“HBM” or “Hanson Building Materials”	Hanson Building Materials PLC, registered in England and Wales under the Act with number 4626078, which, conditional upon the Scheme becoming effective, will immediately change its name to Hanson PLC;

“HBM ADR”	an ADR evidencing HBM ADSs;

“HBM ADS”	an ADS, each representing five HBM Shares, issued by the ADS Depositary in accordance with the HBM ADS Deposit Agreement;

“HBM ADS Deposit Agreement”	the deposit agreement to be entered into between HBM, the ADS Depositary and holders and beneficial owners from time to time of HBM ADSs issued under it;

“HBM Articles”	the articles of association of HBM adopted by HBM pursuant to a special resolution dated July 30, 2003, subject to and conditionally upon the Scheme becoming effective;

“HBM Board”	the board of directors of HBM;

“HBM CDI”	a CDI representing one HBM Share;

“HBM Executive Option Plan”	the HBM executive option plan 2003 as summarised in paragraph 8 of Part VII of this document;

“HBM Group”	HBM and its subsidiary undertakings on and after the Scheme Effective Date;

“HBM Incentive Plan”	the HBM incentive plan summarised in paragraph 8 of Part VII of this document;

“HBM Reduction of Capital”
the proposed Court approved reduction of capital under section 135 of the Act, under which part of the capital of HBM will be cancelled to create distributable reserves in HBM, a summary of which is set out in paragraph 2 of Part V of this document;

“HBM Shareholder”	a Holder of HBM Shares;

“HBM Sharesave Scheme”	the HBM sharesave scheme as summarised in paragraph 8 of Part VII of this document;

“HBM Shares”	means:

(i)
prior to the HBM Reduction of Capital, the ordinary shares of £3.00 each (or such lower nominal value as the Directors shall decide prior to the date on which the Court is asked to sanction the Scheme) in HBM to be allotted and issued pursuant to the Scheme; and

(ii)	following the HBM Reduction of Capital becoming effective, the ordinary shares of 10 pence each in HBM;

“HBM Sharesave Scheme”	the HBM Sharesave Scheme summarised in paragraph 8 of Part VII of this document;

“HBM Share Schemes”	collectively the HBM Sharesave Scheme, the HBM Incentive Plan and the HBM Executive Option Plan;

“Hoare Govett”	Hoare Govett Limited, 250 Bishopsgate, London EC2M 4AA, registered in England and Wales with company number 2026375;

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“Holder”	a registered holder of shares and includes any person(s) entitled by transmission;

“IRS”	the Internal Revenue Service of the United States;

“LIBOR”	the London inter-bank offered rate, the variable rate of interest charged by a bank when lending to other banks in the London inter-bank market;

“Listing Particulars”	this document;

“Listing Rules”	the listing rules made by the UK Listing Authority under section 74 of Financial Services and Markets Act 2000 (as amended);

“London Stock Exchange”	London Stock Exchange plc;

“London Stock Exchange Admission and Disclosure Standards”
the requirements contained in the publication “Admission and Disclosure Standards” dated April 2002 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange’s market for listed securities;

“NYSE”	New York Stock Exchange Inc.;

“Official List”	the Official List of the UK Listing Authority;

“Optionholders”	holders of options under the Hanson Share Schemes and/or the HBM Share Schemes as the context may require;

“Overseas Shareholder”	a person resident in, or a citizen or national of, jurisdictions outside the United Kingdom;

“Pioneer”	Pioneer International Limited;

“Proposals”	the Scheme and subsequent HBM Reduction of Capital;

“Redeemable Preference Shares”	the redeemable preference shares of £1.00 each in the capital of HBM;

“Reduction Court Hearing”	the hearing of the petition to confirm the HBM Reduction of Capital;

“Reduction Court Order”	the order of the Court confirming the HBM Reduction of Capital;

“Registrars”	Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, England;

“Regulations”	the Uncertificated Securities Regulations 2001;

“SCH Business Rules”	the business rules which govern the way in which transactions are cleared and settled on CHESS;

“Scheme” or “Scheme of Arrangement”
the scheme of arrangement under section 425 of the Act between Hanson and Holders of Hanson Scheme Shares including any modification, addition or condition approved or imposed by the Court, a summary of which is set out in paragraph 3 of Part I of this document and full details of which are set out in the Circular;

“Scheme Court Hearing”	the hearing by the Court of the petition to sanction the Scheme and to confirm the reduction of share capital which forms a part of it;

“Scheme Court Meeting”	the meeting of Hanson Shareholders convened by order of the Court pursuant to section 425 of the Act to consider and, if thought fit, approve the Scheme and any adjournment thereof;

“Scheme Court Order”	the order of the Court sanctioning the Scheme and confirming the reduction of share capital which forms a part of it;

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“Scheme Effective Date”	the date on which the Scheme becomes effective in accordance with its terms;

“Scheme Hearing Date”	the date on which the Scheme Court Order is made;

“Scheme Record Time”	4.30 p.m. on the Scheme Effective Date;

“SEC”	Securities and Exchange Commission, Washing, DC 200549, United States of America;

“Shareholders”	Holders of Hanson Shares or HBM Shares as the context may require;

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;

“UK Listing Authority”
the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000;

“uncertificated” or “uncertificated form”
a share or other security, title to which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;

“United States of America”, “US” or “United States”	the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia, and all other areas subject to its jurisdictions;

“US Exchange Act”	the US Securities Exchange Act of 1934 (as amended);

“US Securities Act”	the US Securities Act of 1933 (as amended); and

“Voting Record Time”	in relation to the Scheme Court Meeting and the EGM, 6.00 p.m. on September 17, 2003 or, if either meeting is adjourned, 48 hours before the time fixed for such adjourned meeting.

All references to times in this document are to British Summer Time unless otherwise stated. References to the singular shall include references to the plural where applicable, and vice versa.